Explanatory Note
This submission is made by Magellan Petroleum Corporation (the "Company") to correct the copy of the prospectus/proxy statement dated January 27, 2006 filed with the Securities and Exchange Commission on January 30, 2006. Due to a transmission error, the January 30th filing omitted page B-2 of the fairness opinion of the Company's financial advisers. This submission includes a complete, corrected copy of the fairness opinion as Appendix B thereto. Other than the correction described above, the Company's prospectus/proxy statement filed herein is unchanged.
Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-129329
PROSPECTUS/ PROXY STATEMENT
DATED JANUARY 27, 2006
Offer to Exchange 0.75 of a Share of Common Stock of
Magellan Petroleum Corporation and Aus. $0.10 in cash
for Each Outstanding Ordinary Share of
Magellan Petroleum Australia Limited
      We are offering to exchange, on the terms and conditions described in this prospectus/proxy statement, 0.75 of a share of our common stock and Aus. $0.10 in cash for each ordinary share of Magellan Petroleum Australia Limited (“MPAL”) not owned by us (a “Minority Share”) that is validly tendered and not properly withdrawn prior to the expiration date of the Exchange Offer. THE OFFER COMMENCED ON DECEMBER 16, 2005. MPAL Shareholders with a registered Australian address may choose to receive their share consideration as either Magellan Shares that may be traded on the NASDAQ Capital Market or Magellan Shares in the form of CHESS Depository Interest (CDIs), which will be traded on the ASX. MPAL Shareholders with a registered U.S. address will receive Magellan Shares and cash only. THE EXCHANGE OFFER WILL EXPIRE AT 7:00 P.M., LOCAL SYDNEY TIME, ON MARCH 9, 2006 UNLESS EXTENDED BY US. MPAL shareholders in the United States or who are deemed to be U.S. holders who wish to tender should follow the instructions included in this prospectus/proxy statement and the accompanying letter of transmittal.
      Our obligation to exchange our common stock and pay cash for MPAL Minority Shares is conditional on, among others, the tender of a sufficient number of MPAL Minority Shares such that, upon completion of the Exchange Offer, we will own at least 90% of MPAL’s shares. Our obligation to exchange shares of our common stock and pay cash is also subject to the other conditions listed under “Conditions to the Exchange Offer,” including the condition that our shareholders approve the issuance of our shares in the Exchange Offer at the Annual Meeting to be held on February 23, 2006.
      If during or at the end of the Exchange Offer period, we own 90% or more of MPAL’s shares, we will effect a compulsory acquisition of the remaining MPAL Minority Shares not tendered, unless we are prevented from doing so by a court or other legal requirement. As provided by Australian law, this compulsory acquisition may be effected without the approval or participation of MPAL’s Board of Directors or the remaining holders of MPAL’s Minority Shares. We intend to effect the compulsory acquisition as soon as practicable after we successfully acquire 90% MPAL’s shares during or at the end of the Exchange Offer. In the compulsory acquisition, each Minority Share of MPAL not tendered in the Exchange Offer would be converted into the right to receive the same share and cash consideration offered in the Exchange Offer. After we complete the compulsory acquisition, MPAL will be our direct, wholly-owned subsidiary.
      As of January 27, 2006, we owned approximately 55.13% of MPAL’s outstanding ordinary shares. Our common stock is traded on the Nasdaq Capital Market and the Boston Stock Exchange under the symbols “MPET” and “MPC.” On January 18, 2006, the last reported sale price of our common stock was U.S. $1.93 per share.
      This prospectus/proxy statement, and the accompanying form of acceptance, is being provided to U.S. holders of Magellan and MPAL common stock pursuant to the requirements of the U.S. federal securities laws. In, addition, this prospectus/proxy statement includes the proxy statement and related form of proxy under which we are asking Magellan shareholders to approve the issuance of our common stock in the Exchange Offer, to elect one director and to ratify the appointment of our independent auditors at our Annual Meeting scheduled for February 23, 2006.
      FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH THE EXCHANGE OFFER, PLEASE CAREFULLY READ THE SECTION CAPTIONED “RISK FACTORS” BEGINNING ON PAGE 20.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/ prospectus. Any representation to the contrary is a criminal offense.
      The date of this prospectus/proxy statement is January 27, 2006, and is being mailed to Magellan and certain MPAL shareholders resident in the United States or deemed to be U.S. persons on or about January 30, 2006.

      As permitted under the rules of the SEC, this prospectus/proxy statement incorporates important business and financial information about Magellan Petroleum Corporation that is contained in documents filed with the SEC but that is not included in or delivered with this prospectus/proxy statement. You may obtain copies of these documents, without charge, from the website maintained by the SEC at www.sec.gov, as well as other sources. See “Where You Can Find More Information About Magellan.”
      You may also obtain copies of these documents, without charge, upon written or oral request to our U.S. information agent, the Proxy Advisory Group of Strategic Stock Surveillance, LLC, 331 Madison Avenue, 12th Floor, New York, N.Y. 10017, or call toll-free at (866) 657-8728. To obtain timely delivery of copies of these documents, you should request them no later than five business days prior to the expiration of this offer. Unless this Exchange Offer is extended, the latest you should request copies of these documents is March 2, 2006.
      Except as otherwise specifically noted, “Magellan,” “we,” “our,” “us” and similar words in this prospectus/proxy statement refer to Magellan Petroleum Corporation and “MPAL” refers to Magellan Petroleum Australia Limited, our 55.13% owned subsidiary.
      In the “Summary” and “Questions and Answers” sections, we highlight selected information from this prospectus/proxy statement but we have not included all of the information that may be important to you. To better understand the Exchange Offer and for a more complete description of its terms and conditions, you should read carefully this entire prospectus/proxy statement, including the appendices, as well as the documents we have incorporated by reference into this document. See “Where You Can Find More Information About Magellan.”

MAGELLAN PETROLEUM CORPORATION
Dear Magellan Shareholders and U.S. MPAL Shareholders:
      On behalf of Magellan Petroleum Corporation, I am pleased to deliver this prospectus/proxy statement concerning the proposed acquisition by Magellan of the outstanding ordinary shares of Magellan Petroleum Australia Limited, incorporated in Australia, our 55.13% owned subsidiary, that we do not currently own (the “Minority Shares”).
      In a shares and cash proposal, we are offering to exchange 0.75 of a share of our common stock and Aus. $0.10 in cash for each MPAL Minority Share. Our Board of Directors has concluded that the best interests of Magellan’s shareholders would be served by completion of the Exchange Offer and has also determined to obtain shareholder approval of such at our 2005 Annual Meeting of Shareholders (the “Annual Meeting”), at which shareholders are also being asked to elect one director and ratify the appointment of our independent audit firm.
      Our common stock is traded on the Nasdaq Capital Market under the symbol “MPET.” On January 18, 2006, the last reported sale price of our common stock was U.S. $1.93 per share.
      Based upon an exchange ratio of 0.75-to-1, we currently estimate that the consummation of the Exchange Offer will require the issuance of approximately 15.7 million shares of our common stock. Because of Nasdaq listing requirements, completion of the Exchange Offer will require the approval by our shareholders of the issuance of that number of shares of our common stock. Our obligation to complete the Exchange Offer is also subject to the other specific conditions listed under “Conditions to the Exchange Offer” in the enclosed prospectus/proxy statement.
      The prospectus/proxy statement also describes the business to be transacted at the Annual Meeting and provides information about us, MPAL and the Exchange Offer that (1) Magellan’s shareholders should know when they vote their shares and (2) MPAL shareholders resident in the United States or that are deemed U.S. persons should know when they decide whether or not to tender their shares in the Exchange Offer. The section entitled “Risk Factors” included in the prospectus/proxy statement contains a description of some of the risks that you should carefully consider in evaluating our proposed Exchange Offer.
Benefits of the Acquisition
      We have carefully considered the Exchange Offer and urge you to read the section of the enclosed prospectus/proxy statement entitled “Background of the Exchange Offer” carefully. Our deliberations culminated in our October 17, 2005 decision to offer to acquire the MPAL Minority Shares and our January 18, 2006 decision to improve the terms of the Exchange Offer decisions unanimously endorsed by Magellan’s Board of Directors. In reaching its decision, the Magellan Board considered various factors, including, among others, that:

•	The acquisition of the Minority Shares would create a simpler, unified capital structure in which equity investors would participate at a single level. The Magellan Directors believe that unifying public share holdings in a single security would lead to greater liquidity for investors due to a larger combined public float and by listing some shares of our common stock on the Australian Stock Exchange (“ASX”).

•	The unified capital structure would facilitate the investment and transfer of funds between Magellan and MPAL and its subsidiaries, which would lead to more efficient uses of consolidated financial resources.

•	The Magellan Board believes that the unified capital structure will facilitate the alignment of corporate strategies and should increase the ability of Magellan to raise equity capital or debt financing for future strategic initiatives or exploration activities on potentially more favorable terms.

•	Transformation of MPAL into a wholly-owned subsidiary should create opportunities for significant cost reductions and organizational efficiencies. Delisting MPAL’s shares from the ASX will permit Magellan to reduce costs related to ASX listing fees, regulatory filings and compliance, and Australian auditing requirements.

•	The unified capital structure would, in the opinion of the Magellan Board of Directors, provide more opportunities to maximize overall shareholder value.
      The Magellan Board of Directors unanimously believes that completion of the Exchange Offer will serve the best interests of Magellan shareholders, both current and the MPAL shareholders who would join you as shareholders of Magellan. Accordingly, Magellan’s Board of Directors unanimously recommends that shareholders vote “for” the approval of the issuance of shares of Magellan’s common stock pursuant to the Exchange Offer.
Our Intentions for MPAL
      If we are successful in acquiring 90% or more of MPAL’s shares, we intend to proceed to compulsory acquisition under the Australian Corporations Act (2001) for the remaining MPAL shares so that we will own 100% of MPAL’s shares. This will permit us to seek ASX approval for the removal of MPAL from the ASX Official List and the operation of MPAL as a wholly-owned subsidiary of Magellan. We expect MPAL to continue as an oil and gas exploration and production company with a primary focus on Australia.
      Following the successful completion of the Exchange Offer, we will take the steps we believe are necessary to maximize the interests of all of Magellan’s shareholders. In particular, we also currently intend to:

•	maintain the current MPAL Board of Directors and seek to retain key members of the MPAL executive management team, whose performance will continue to be reviewed in line with current procedures. Additional members of the executive management team will be added, as appropriate.

•	continue the monitoring and review process which is currently in place in regard to MPAL’s employees and the usage of consultancy services.

•	maintain the headquarters of MPAL, as a wholly owned subsidiary of Magellan, in Brisbane, Australia and maintain our own headquarters in Hartford, Connecticut.

•	consistent with our enhanced ownership position, review all of MPAL’s important business policies and practices, including corporate governance, exploration and development efforts, capital expenditures, existing and planned joint ventures, acquisition prospects, and investments policies, with the aim to maximize overall shareholder return.

•	review strategic options in light of the new ownership structure, in cooperation with the MPAL Board, its executive management, and taking into account the strategic review undertaken by MPAL’s Business Development Committee;

•	maintain MPAL’s existing cash resources which we believe are currently sufficient to continue its business without a major effort to raise additional capital; and

•	undertake all other actions consistent with Magellan’s role and the interests of the combined companies and our shareholders.

The Annual Meeting
      If you are a Magellan shareholder, whether or not you plan to attend the Annual Meeting, your vote is very important. We urge you to read the enclosed prospectus/proxy statement for a detailed description of and rationale for the proposed Exchange Offer.
      Please sign and submit your proxy as soon as possible so that your shares can be voted at the Annual Meeting in accordance with your instructions. Shareholders can vote their shares via the Internet, telephone, or by mailing the enclosed proxy card. Instructions for using these convenient services appear on the instructions on the enclosed proxy card. On behalf of Magellan, we look forward to seeing our shareholders at the Annual Meeting and we thank you for your support.

Sincerely,

Walter McCann
Chairman of the Board of Directors, Magellan Petroleum Corporation

MAGELLAN PETROLEUM CORPORATION
10 Columbus Avenue
Hartford, Connecticut 06106
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held On February 23, 2006
To our Shareholders:
      The 2005 Annual Meeting of Shareholders of Magellan Petroleum Corporation will be held at The Goodwin Hotel, One Haynes Street, Hartford, Connecticut 06103, on February 23, 2006 at 1:00 p.m., local time, for the following matters:

(1) To elect one director of the Company;

(2) To ratify the appointment of independent auditors of the Company for the fiscal year ending June 30, 2006;

(3) To approve the issuance of up to 15,715,000 shares of Magellan’s common stock, par value $0.01 per share, in connection with our proposed acquisition of all the outstanding ordinary shares of Magellan Petroleum Australia Limited (“MPAL”), our 55.13% owned Australian subsidiary, not currently owned by us (the “Minority Shares”), referred to herein as the Exchange Offer; and

(4) To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.
      Only Magellan shareholders of record at the close of business on January 6, 2006, referred to as the “Record Date” in this prospectus/proxy statement, are entitled to notice of and to vote at the Annual Meeting. A list of shareholders as of the Record Date will be available during normal business hours for examination by any shareholder for any purpose germane to the Annual Meeting for a period of ten (10) days prior to February 23, 2006, at the principal executive offices of Magellan Petroleum Corporation, 10 Columbus Boulevard, Hartford, Connecticut 06106.
      For Proposal One, the election of one director, if no one candidate for a directorship receives the affirmative vote of a majority of both the shares voted and of the shareholders present in person or by proxy and voting thereon, then the candidate who receives the majority in number of the shareholders present in person or by proxy and voting thereon shall be elected.
      Approval of Proposal Two — the ratification of the appointment of our independent auditors — and Proposal Three — the issuance of our common stock to be issued in our planned Exchange Offer for the MPAL Minority Shares will each require (1) the affirmative vote of a majority of the shares of our common stock present in person or by proxy at the Annual Meeting and entitled to vote thereon, and (2) the affirmative vote a majority of the shareholders present in person or by proxy and entitled to vote thereon, provided that a quorum consisting of thirty-three and one third percent (33.33%) of the total number of shares entitled to be voted at the Annual Meeting, is present in person or by proxy.
      All Magellan shareholders are urged to attend the Annual Meeting in person or by proxy. Your vote is important. Whether or not you expect to attend the meeting in person, please sign and submit your proxy as soon as possible so that your shares can be voted at the Annual Meeting in accordance with the instructions on the enclosed proxy card (beneficial owners may vote over the Internet, by telephone, or by mailing the enclosed voting instructions). The proxy is revocable and will not affect your right to vote in person in the event you attend the Annual Meeting. You may revoke your proxy at any time before it is voted. If you receive more than one proxy card because your shares are registered in different names or at different addresses, please sign and return each proxy card so all your shares will be represented at the Annual Meeting. In addition, if you plan to attend the Annual Meeting in person, please check the appropriate box so that we can ensure we have proper accommodations.

      This notice of meeting and prospectus/proxy statement and the enclosed form of proxy are first being sent on or about January 30, 2006 to Magellan shareholders of record at the close of business on January 6, 2006 to enable such shareholders to state their instructions with respect to the voting of the shares. Proxies should be returned to American Stock Transfer & Trust Company, 59 Maiden Lane, New York, NY 10038, in the reply envelope enclosed.
      This prospectus/proxy statement is also being sent to MPAL shareholders resident in the United States or who are deemed to be U.S. persons as of such date on or about January 30, 2006, along with the accompanying letter of transmittal and form of acceptance.

By Order of the Board of Directors,

Edward B. Whittemore
Secretary
January 27, 2006
Hartford, Connecticut

i

ii

Page
Section	Number

APPENDICES

APPENDIX A — DEFINITIONS OF TERMS APPLICABLE TO THE EXCHANGE OFFER	A–1

APPENDIX B — OPINION OF TM CAPITAL CORP. AND BARON PARTNERS LIMITED AS MAGELLAN’S FINANCIAL ADVISORS	B–1
You should rely only on the information contained or incorporated by reference in this prospectus/proxy statement. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus/proxy statement. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information contained or incorporated by reference in this prospectus/proxy statement. You should assume that the information contained in this prospectus/proxy statement is accurate only as of the date of this prospectus/proxy statement, and you should assume the information contained in any document incorporated by reference in this prospectus/proxy statement is accurate only as of the date of that document. Our business, financial condition, results of operations and prospects may have changed since those dates. This prospectus/proxy statement is not an offer to sell or the solicitation of an offer to buy our common stock in any circumstances or jurisdiction where the offer or sale is not permitted.

iii

SUMMARY
      This section highlights selected information from this prospectus/proxy statement and may not contain all of the information that is important to you. To better understand the proposed transactions, you should read this entire prospectus/proxy statement carefully, as well as those additional documents to which we refer you. You may obtain more information by following the instructions in the section captioned “Where You Can Find More Information About Magellan.” We have included page references parenthetically to direct you to more complete descriptions of the topics presented in this summary.
      We are offering to acquire all of the outstanding ordinary shares of MPAL that we currently do not own (the “Minority Shares”) through two separate, but related, offers:

•	a U.S. offer that is open to all holders of shares of MPAL that are either (1) located in the United States or (2) deemed to be U.S. persons, wherever located, and

•	an Australian offer that is open to all Australian holders of shares of MPAL that are neither located in the United States nor are, in each case, U.S. persons.
      The Exchange Offer is subject to securities laws, regulations and disclosure requirements in Australia and the United States. Accordingly, the Exchange Offer is being made through two separate offer documents.
      The Exchange Offer to MPAL’s shareholders resident in Australia is being made by means of a Bidder’s Statement prepared in compliance with the Corporations Act (2001) of Australia, a copy of which has been filed as an exhibit to the Registration Statement of which this prospectus/proxy statement forms a part. Additionally, this prospectus/proxy statement will be made available upon request to MPAL shareholders located in Australia. The Exchange Offer will be made in the United States only through this prospectus/proxy statement, and MPAL shareholders located in the United States will receive only this prospectus/proxy statement in connection with the making of the Exchange Offer in the United States.
      This prospectus/proxy statement relates to the U.S. offer and is not authorized to be distributed to, nor is the offer made pursuant to this prospectus/proxy statement capable of being accepted by, anyone that is not either located in the United States or a U.S. person. Certification to that effect will be required in the letter of transmittal required to be submitted by U.S. MPAL shareholders to accept the U.S. offer.
      Portions of this document are similar to the Australian Bidder’s Statement and have been prepared substantially in accordance with the Australian format and style. However, adjustments have been made to reflect the requirements of U.S. securities laws for an exchange offer prospectus and proxy statement under the Securities Act of 1933 and Regulation 14A. Nevertheless, the format and style may differ from that customary in the United States for Exchange Offer documents.
The Companies
Magellan Petroleum Corporation
10 Columbus Boulevard
Hartford, CT 06106
Telephone: 860-293-2006
Facsimile: 860-293-2349
Website: www.magpet.com
E-mail: info@magpet.com
      Magellan is a Delaware corporation engaged in the sale of oil and gas and the exploration for and development of oil and gas reserves. Magellan’s principal asset is a 55.13% equity interest in its MPAL subsidiary, which has its remaining ordinary shares publicly held and traded in Australia. MPAL owns interests in various oil and gas properties in Australia, New Zealand and the United Kingdom. MPAL’s major Australian assets are petroleum and gas production leases covering the Mereenie field (35% direct working interest) and the Palm Valley field (52.023% direct working interest). Both fields are located in the Amadeus Basin in the Northern Territory of Australia. In Canada, Magellan has a direct 2.67% carried interest in the Kotaneelee gas field in the Yukon Territory of Canada.

      Magellan’s common stock is traded on the Nasdaq Capital Market and the Boston Stock Exchange under the symbols “MPET” and “MPC”, respectively. Additional information concerning Magellan is included in Magellan’s reports filed under the Exchange Act that are incorporated by reference into this prospectus/proxy statement. See “Where You Can Find More Information About Magellan.”
Magellan Petroleum Australia Limited
10th Floor, 145 Eagle Street
Brisbane, Qld 4000
Telephone: (61-7) 3224-1600
Facsimile: (61-7) 3832-6411
Website: www.magpet.com.au
E-mail: magadmin@magpet.com.au
      MPAL is a publicly-listed Australian company engaged in oil and gas exploration and production, principally in Australia. MPAL was formed in 1964 by Magellan to explore for petroleum in Australia. MPAL’s ordinary shares are listed on the Australian Stock Exchange (“ASX”) under the symbol “MAG.” Additional information concerning MPAL is included in “Where You Can Find More Information About MPAL.”
Why You are Receiving this Prospectus/Proxy Statement

Magellan Shareholders
      We are proposing a transaction under which we will acquire all of the outstanding ordinary shares of MPAL that we do not currently own (the “Minority Shares”). This transaction will be effected through an offer, referred to herein as the Exchange Offer, for all of MPAL’s shares not currently owned by us whereby we offer to exchange 0.75 of a newly-issued Magellan share and Aus. $0.10 in cash for each MPAL Minority Share. The value of 1 share of Magellan common stock on January 18, 2006, based on the last reported sale price of Magellan common stock on that date, was $1.93.
      In order to complete this transaction following the Annual Meeting to be held on February 23, 2006, Magellan shareholders must approve the issuance of our common stock in connection with the proposed Exchange Offer. If the Exchange Offer is fully accepted, we currently estimate 37.9% of our estimated total shares of common stock outstanding after the transaction will be held by the minority MPAL shareholders and that 62.1% of our estimated total shares of common stock outstanding after the transaction will be held by our existing shareholders.

U.S. MPAL Shareholders
      This prospectus/proxy statement also describes the Exchange Offer and provides the MPAL shareholders that are resident in the United States or that are U.S. persons the means to tender their shares in connection with the Exchange Offer.
Reasons for the Exchange Offer (see “Magellan’s Reasons for the Exchange Offer”)
      Magellan’s offer for the minority shares of MPAL reflects our belief that the existing ownership structure has not provided benefits and transparency as to pricing or market understanding of MPAL’s assets nor fostered liquidity or additional access to capital in either market. These beliefs led Magellan to consider alternatives to the existing Magellan/ MPAL ownership structure. In the opinion of Magellan’s Board of Directors, reasons for Magellan’s shareholders to approve the issuance of shares and the Exchange Offer include: (1) simplification of Magellan’s corporate structure, (2) greater liquidity for investors, (3) access to capital on potentially more favorable terms for future strategic initiatives or exploration activities, (4) opportunities for cost reductions leading to organizational efficiencies and (5) the potential improvements in cash flow and tangible asset value per share for Magellan shareholders.

What MPAL shareholders will receive in the Exchange Offer (See “Terms of the Exchange Offer”)
      We are offering to exchange 0.75 of a share of our common stock and Aus. $0.10 in cash for each MPAL Minority Share that is validly tendered and not withdrawn. MPAL shareholders whose acceptance of the Exchange Offer would result in the issuance of fractional shares will have their share entitlement (in the form of CHESS depository interests, or “CDIs”) rounded up to the nearest whole number.
      MPAL Shareholders with a registered Australian address may choose to receive their share consideration as either Magellan Shares that may be traded on the NASDAQ Capital Market or Magellan Shares in the form of CHESS Depository Interest (CDIs), which will be traded on the ASX. MPAL Shareholders with a registered U.S. address will receive Magellan Shares and cash only.
      The Aus.$0.10 per share cash consideration will be paid on or before the later of: (i) one month after the date MPAL shareholders validly accept the Exchange Offer; or (ii) one month after the date the Exchange Offer becomes or is declared unconditional, and in any event (assuming the Exchange Offer becomes or is declared unconditional), no later than 21 days after the end of the Offer Period.
Timing of the Exchange Offer
      We formally commenced the Exchange Offer in Australia on December 16, 2005. The Exchange Offer will expire at 7:00 pm (Sydney Time) on March 9, 2006 unless either withdrawn or extended (the “Offer Period”). However, we may extend the Exchange Offer as necessary, on one or more occasions, until all the conditions to the Exchange Offer have been satisfied or, where permissible, waived. For further details, see “Exchange Offer — Conditions to the Exchange Offer”.
Extension, Termination and Amendment
      We expressly reserve the right, at our sole discretion, to extend the period of time during which the Exchange Offer remains open, and we can do so by giving written notice of extension to MPAL, the ASX, the ASIC and to the public in accordance with Sections 650C and 650D of the Corporations Act. If we decide to extend the Exchange Offer, we will make an announcement to that effect no later than 9:00 a.m., Sydney, Australia time, on the next business day after the previously scheduled expiration. We are not giving any assurance that we will exercise our right to extend the Exchange Offer, although we currently intend to do so until all conditions to the Exchange Offer have been satisfied or, where permissible, waived. During any extension, all MPAL shares previously tendered and not withdrawn will remain deposited with the exchange agent, subject to the right of MPAL shareholders to withdraw their MPAL Minority Shares as described under “Terms of the Exchange Offer — Effect of Acceptance.”
      We also reserve the right to make any changes in the terms and conditions of the Exchange Offer after its commencement. However, we do not intend to complete the Exchange Offer unless the 90% minimum condition is satisfied and the ASX has authorized the listing of a portion of our shares in the form of CDIs.
      Any extension, termination, other amendment or delay of the Exchange Offer will be made by giving written notice to MPAL, the ASX, the SEC and the ASIC, as appropriate. We will follow any extension, termination, amendment or delay, as promptly as practicable, with a public announcement. In the case of an extension, we will make an announcement no later than 9:00 a.m., Sydney, Australia time, on the next business day after the previously scheduled expiration date. See “Terms of the Exchange Offer — Offer Period.”
Withdrawal Rights
      MPAL shareholders may generally not withdraw their MPAL shares previously tendered into the Exchange Offer prior to the expiration of the Exchange Offer, unless the Offer Period is extended for more than 1 month. This arrangement provides MPAL shareholders with a right not an obligation to withdraw their acceptances. See “The Exchange Offer — Withdrawal Rights”.

Procedure for Tendering Shares
      MPAL shareholders may accept the Exchange Offer only during the Offer Period. MPAL shares can be held directly by the holders thereof. Alternatively, if MPAL shares are held in a CHESS holding, a shareholder can only accept the Exchange Offer in accordance with the ASTC Settlement Rules. In either case, to accept the Exchange Offer, an MPAL shareholder should follow the procedures described below in “Terms of the Exchange Offer — How to Accept.”
No Appraisal Rights
      Under Delaware law and our Restated Certificate of Incorporation, Magellan shareholders are not entitled to any rights to seek appraisal of their shares, or to exercise any preemptive rights, in connection with the Exchange Offer. In addition, appraisal rights do not exist under Australian law. If we obtain a relevant interest in 90% or more of MPAL’s outstanding shares by the end of the Exchange Offer period, we will have the right to acquire any remaining MPAL Minority Shares on the terms that applied under the Exchange Offer (that is, MPAL shareholders will receive CDIs as consideration for their MPAL shares) under compulsory acquisition proceedings. For a discussion of Australian compulsory acquisition proceedings, please see the section captioned “The Exchange Offer — Compulsory Acquisition Proceedings.”
Regulatory Approvals
      In order to facilitate the completion of the Exchange Offer, we must obtain approval of the ASX to list Magellan shares in the form of CDIs and the approval of the ASIC to hold a shareholders’ meeting during the Offer Period. As of the date of this prospectus/proxy statement, Magellan has received certain approvals in principle from the ASX and has obtained a modification to the operation of the Corporations Act to allow Magellan to hold a shareholders’ meeting during the Offer Period. See “Certain Legal Matters and Regulatory Approvals — ASX Listing Approval Process.”
Comparison of Magellan and MPAL Shareholder Rights
      If we successfully complete the Exchange Offer, holders of MPAL’s shares will become Magellan shareholders, and their rights as shareholders will be governed by Magellan’s restated certificate of incorporation, by-laws and Delaware law. There are some differences between Australian law and Delaware law and between the certificate of incorporation and by-laws of Magellan and the governing documents of MPAL. For a summary of material differences between the rights of holders of MPAL’s ordinary shares and holders of Magellan shares, see “Comparison of Magellan and MPAL Shareholder Rights.”
Nasdaq, Boston Stock Exchange and ASX Listings
      Magellan intends that, as of the closing of the Exchange Offer, the shares of Magellan common stock issuable in connection with the Exchange Offer will be listed for trading on the Nasdaq Capital Market and on the Boston Stock Exchange (“BSE”). The Magellan shares issuable in connection with the Exchange Offer will also be listed for trading on the ASX in the form of Magellan CDIs. We will prepare and file a listing application with the ASX prior to completion of the Offer Period. We will also prepare and file with the Nasdaq Capital Market and with the BSE notification forms for the change in the number of shares of our common stock outstanding following the completion of the Exchange Offer. Magellan expects that Nasdaq, BSE and ASX trading in such shares and CDIs will be effective upon issuance.
Opinion of Magellan’s Financial Advisors
      Magellan’s financial advisors, TM Capital Corp., (“TM Capital”) and Baron Partners Limited (“Baron Partners”), have delivered a written opinion to Magellan’s Board of Directors that the revised Exchange Offer consideration to be paid by Magellan is fair, from a financial point of view, to Magellan and its shareholders. The full text of their written opinion, dated January 23, 2006, is attached to this prospectus/ proxy statement as Appendix B. Magellan encourages its shareholders to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken.

This opinion is addressed to Magellan’s Board of Directors and does not constitute a recommendation to any Magellan shareholder as to how such shareholder should vote with respect to the issuance of the additional shares of our common stock related to the Exchange Offer or any other matter.
Material Australian Tax Considerations
      The material Australian tax considerations for MPAL and for MPAL shareholders that will result from the Exchange Offer are detailed in the section entitled “Material Australian Tax Consequences.”
Material United States Tax Considerations
      The material U.S. federal income tax considerations for Magellan and MPAL’s U.S. shareholders that will result from the Exchange Offer are described in the section entitled “Material United States Tax Considerations.”
Accounting Treatment of the Exchange Offer
      The proposed acquisition of MPAL’s minority interest will be accounted for using the purchase method of accounting in accordance with accounting principles generally accepted in the United States of America. For a more detailed discussion of the accounting treatment, please see the section captioned “Accounting Treatment of the Exchange Offer.”
Compulsory Acquisition Proceedings
      If, during, or at the end of, the Offer Period, we are successful in acquiring: (a) relevant interests in at least 90% (by number) of the MPAL shares; and (b) at least 75% (by number) of the MPAL Minority Shares under the Exchange Offer, then we will be able to acquire all outstanding MPAL Minority Shares from those MPAL shareholders who did not accept our Exchange Offer. The MPAL shares must be acquired on the same terms that applied under the Exchange Offer. For a more detailed discussion of the compulsory acquisition proceedings, please see the section captioned “Terms of the Exchange Offer — Compulsory Acquisition Proceedings.”
Ownership of Magellan and MPAL Shares by Magellan’s Directors and Officers
      As of January 18, 2006, Magellan directors, officers and their affiliates beneficially owned 492,868 shares of Magellan common stock, or approximately 1.96% of the total common stock outstanding. As of January 18, 2006, Magellan’s directors, officers and their affiliates owned no ordinary shares of MPAL.
QUESTIONS AND ANSWERS
What information is contained in these materials?
      The information included in this prospectus/proxy statement relates to the proposals to be voted on at our Annual Meeting of Shareholders: (1) the election of one director; (2) the ratification of independent auditors and (3) the issuance and sale of Magellan common shares in the Exchange Offer for the Minority Shares, along with information on the voting process and where to find additional information. Also included are pro forma condensed combined financial information for Magellan related to the proposed acquisition, financial and other information on MPAL, a proxy card and a return envelope, as well as information and transmittal materials providing the means for MPAL’s U.S. shareholders to tender their shares in connection with the Exchange Offer.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING
When and where will the Annual Meeting be held and what business will occur at the meeting?
      Our 2005 Annual Meeting of Shareholders will be held at The Goodwin Hotel, One Haynes Street, Hartford, Connecticut 06103, on Wednesday, February 23, 2006 at 1:00 p.m. At the Annual Meeting, Magellan shareholders will consider and vote on three proposals: (1) the election of one director; (2) the ratification of the appointment of our independent auditors and (3) the issuance of approximately 15.7 million shares of our common stock in connection with the proposed Exchange Offer for all outstanding MPAL Minority Shares. You do not need to be present at the Annual Meeting to have your vote counted. By utilizing any one of the various voting procedures described in this prospectus/proxy statement prior to the date of the Annual Meeting, your vote will be counted and included in the final results.
How does Magellan’s Board of Directors recommend that Magellan shareholders vote with respect to the proposals?
      Magellan’s Board of Directors recommends a vote “FOR” Proposal One — the election of one director, “FOR” Proposal Two — the ratification of the appointment of our independent auditors and “FOR” Proposal Three — the issuance and sale of approximately 15.7 million shares of Magellan’s common stock in the Exchange Offer.
Why is it important for Magellan shareholders to vote?
      We cannot complete the Exchange Offer without the affirmative vote of a majority of the shares of our common stock present in person or by proxy at the Annual Meeting and entitled to vote thereon, and the affirmative vote of a majority of the shareholders present in person or by proxy and entitled to vote thereon. If these votes are not achieved, we will not consummate the Exchange Offer.
In addition to Proposals One and Two, why are Magellan shareholders being asked to approve Proposal Three — the issuance of shares of common stock in the Exchange Offer?
      We currently estimate that approximately 15.7 million shares of our common stock, or 37.9% of our estimated total shares of common stock outstanding after the transaction, will be issued to the holders of MPAL Minority Shares if the Exchange Offer is completed on the terms described herein. Nasdaq marketplace rules require the approval of our shareholders prior to the issuance of additional shares of our common stock in any transaction if:

(1) the common stock has, or will have upon issuance, voting power in excess of 20% of the voting power outstanding before the issuance of such stock or of securities convertible into or exercisable for common stock; or

(2) the number of shares of common stock to be issued is, or will be upon issuance, in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock.
Therefore, approval of our shareholders is required to permit the Exchange Offer to proceed.
Who may vote at the Annual Meeting?
      The shares of common stock of Magellan constitute the only class of securities entitled to notice of, to attend and to vote at the Annual Meeting. Only shareholders of record at the close of business on January 6, 2006, the record date for the Annual Meeting, are entitled to receive notice of and to participate in the Annual Meeting. As of January 18, 2006, there were 25,783,243 Magellan shares of common stock issued and outstanding. If you were a shareholder of record on that date, you will be entitled to vote all of the shares that you held on that date at the Annual Meeting, or any postponements or adjournments thereof.

Are there different voting procedures depending on how I hold my Magellan shares?
      Most shareholders of Magellan hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.
     Shareholder of Record
      If your shares are registered directly in your name with Magellan’s transfer agent, American Stock Transfer & Trust Company, you are considered, with respect to those shares, the shareholder of record, and these proxy materials are being sent directly to you by Magellan. As the shareholder of record, you have the right to grant your voting proxy directly to Magellan or to vote in person at the Annual Meeting. Magellan has enclosed a proxy card for you to use.
     Beneficial Owner
      If your Magellan shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker, bank or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or nominee on how to vote and are also invited to attend the Annual Meeting. Your broker, bank or nominee has enclosed a voting instruction card for you to use in directing the broker, bank or nominee regarding how to vote your shares. The voting instruction card provides various alternative voting methods, such as via the Internet, by telephone or by mail.
How many votes may a shareholder cast?
      At the Annual Meeting, each Magellan shareholder will be entitled to one vote per share of common stock owned by such shareholder as of the record date and one vote per shareholder as of the record date on each of Proposals One, Two and Three.
How can I vote my shares in person at the Annual Meeting?
      Shares held directly in your name as the shareholder of record may be voted in person at the Annual Meeting. If you choose to do so, please bring the enclosed proxy card and proof of identification. Even if you plan to attend the Annual Meeting, we recommend that you also submit your proxy as described below so that your vote will be counted if you later decide not to attend the Annual Meeting. Shares held in street name may be voted in person by you only if you obtain a signed proxy from the record holder giving you the right to vote the shares in person.
How can I vote my shares without attending the Annual Meeting?
      Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct your vote without attending the Annual Meeting. You may vote your directly held shares by granting a proxy or, for shares held in street name, by submitting voting instructions to your broker, bank or nominee following the instructions on the form included with this package.
What votes are required to approve each Proposal?
      In order to conduct business at the Annual Meeting, a quorum must be present. The holders of thirty-three and one-third percent (33.33%) of the shares of common stock entitled to vote at the Annual Meeting, either present in person or represented by proxy, constitutes a quorum under Magellan’s bylaws. We will treat shares of our common stock represented by a properly signed and returned proxy, including abstentions and broker non-votes, as present at the Annual Meeting for the purposes of determining the existence of a quorum. If a quorum is not present, it is expected that the Annual Meeting will be adjourned or postponed to solicit additional proxies.

      For Proposal One — the election of one director, if no one candidate for a directorship receives the affirmative vote of a majority of both the shares voted and of the shareholders present in person or by proxy and voting thereon, then the candidate who receives the majority in number of the shareholders present in person or by proxy and voting thereon shall be elected.
      Approval of Proposal Two — the ratification of the appointment of independent auditors — will require the affirmative vote of a majority of the shares of Magellan common stock represented in person or by proxy and entitled to vote on the Proposal and the affirmative vote of a majority of the shareholders present in person or by proxy and voting thereon.
      Approval of Proposal Three — the issuance and exchange of approximately 15.7 million shares of common stock in the Exchange Offer — requires the affirmative vote of a majority of the shares of Magellan common stock represented in person or by proxy and entitled to vote on the proposal and the affirmative vote of a majority of the shareholders present in person or by proxy and voting thereon.
What does it mean if I receive more than one proxy or voting instruction form?
      It means that your shares are registered differently or are in more than one account. Please provide voting instructions for all proxy and voting instruction forms you receive.
May I change my vote after I have given it?
      You may change your proxy instructions and your votes at any time prior to the vote at the Annual Meeting. For shares held directly in your name, you may accomplish this by granting a new proxy bearing a later date, which automatically revokes the earlier proxy, and delivering such new proxy to the Secretary of Magellan either by mail or by calling the phone number or accessing the Internet address listed on the proxy card or by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically request to do so. For shares held beneficially by you, you may change your votes by submitting new voting instructions to your broker, bank or nominee.
Who bears the cost of soliciting proxies?
      We will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers, and employees, who will not receive any additional compensation for such solicitation activities. The Company has engaged The Proxy Advisory Group of Strategic Stock Surveillance, LLC, to assist in the solicitation of proxies and provide related advice and informational support, for a services fee and the reimbursement of customary disbursements, which are not expected to exceed $20,000. We will also reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners.
How are votes counted?
      For Proposal One, you may vote “for” or “withheld.” For Proposals Two and Three, you may vote “for,” “against” or “abstain.” If you “abstain,” it has the same effect as a vote “against.” If you do not sign and send in your proxy card, do not vote using the telephone or Internet, or do not vote in person by attending the Annual Meeting, it will not affect the outcome of Proposals One, Two or Three.
      If you sign your proxy card or broker voting instruction card with no further instructions, your shares will be voted in accordance with the recommendations of the Board described in this proxy with respect to Proposals One, Two and Three. Unless you give other instructions on your proxy card, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board of Directors. With respect to any other matter that properly comes before the meeting, the proxy holders will vote as recommended by the Board of Directors or, if no recommendation is given, in their own discretion.

If my shares are held in “street name” by my broker, bank or nominee, will my broker, bank or nominee vote my shares for me?
      Your broker, bank or nominee is permitted to vote your shares on Proposals One and Two without your instructions but can vote your shares on Proposal Three — the Exchange Offer — only if you provide instructions on how to vote. Included with this package, you should have received from your broker, bank or nominee a voting instruction card with instructions on how to vote your shares and how to provide instructions to your broker, bank or nominee on how you want your shares voted. If you have any questions regarding the procedures necessary for your broker, bank or nominee to vote your shares, you should contact your broker, bank or nominee directly. Please instruct your broker, bank or nominee as to how you would like him or her to vote your shares following the procedures on the instruction card. If you do not instruct your broker, bank or nominee how to vote your shares, your shares will not be voted by your broker, bank or nominee.
What do Magellan shareholders need to do now?
      After carefully reading and considering the information contained in this prospectus/proxy statement, you should either complete, sign and date your proxy card and voting instructions and return them in the enclosed postage-paid envelope, by phone or by the Internet as provided for on the voting instruction card included in this package, or vote in person at the Annual Meeting. You can simplify your voting and save Magellan expense by either voting via the Internet or calling the toll-free number listed on the proxy card. Please vote your shares as soon as possible so that your shares will be represented at the Annual Meeting.
Where can I find the voting results of the Annual Meeting?
      We will announce preliminary voting results at the Annual Meeting and we will issue a press release with the final results after the Annual Meeting is completed. In addition, we expect to publish the final voting results in our quarterly report on Form 10-Q for the third quarter of fiscal year 2006 to be filed with the SEC.
What will happen if Proposal Three is not approved?
      If Proposal Three is not approved, we will not complete the Exchange Offer because we will not issue the additional shares of our common stock without violating applicable Nasdaq Marketplace Rules.
Are there risks associated with this proposed transaction?
      Yes. Magellan and MPAL may not achieve the expected benefits of this transaction because of the risks and uncertainties discussed in the section entitled “Risk Factors” included in this prospectus/proxy statement. In deciding whether to approve the issuance of additional shares of Magellan’s common stock in connection with the Exchange Offer, we urge you to carefully read and consider the risk factors contained in the section captioned “Risk Factors.”
QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER
Does Magellan’s Board of Directors recommend that shareholders approve the Exchange Offer?
      Our Board of Directors has unanimously recommended that Magellan shareholders approve the issuance of common stock in connection with the Exchange Offer. Please see the section captioned “Recommendation of Magellan’s Board of Directors.”
Does MPAL’s Board of Directors recommend that MPAL shareholders accept or reject the Exchange Offer?
      The independent directors of the MPAL Board of Directors has recommended to its shareholders that they reject the Exchange Offer in the MPAL Target Statement dated December 22, 2005. On January 3, 2006, the independent directors of MPAL issued a Supplementary Target Statement in which they reaffirmed their recommendation that MPAL shareholders reject Magellan’s Exchange Offer.

How was the amount of consideration being offered to the MPAL shareholders in the Exchange Offer set?
      Magellan’s Board of Directors determined the Exchange Ratio of 0.75 shares and Aus. $0.10 in cash for each outstanding MPAL Minority Share in the exercise of its business judgment and upon receipt of the advice of its financial advisors, TM Capital and Baron Partners. Magellan did not seek or obtain approval from MPAL or its Board of Directors for the Exchange Ratio selected or any other terms of the Exchange Offer as described herein.
How do MPAL shareholders tender their shares in the Exchange Offer?
      MPAL shareholders located in Australia and other countries must follow the procedures described in the Bidder’s Statement to be distributed in accordance with the Australian Corporations Act (2001).
      MPAL shareholders that are either located in the United States or that are U.S. persons must carefully read the section of this prospectus/proxy statement entitled “Terms of the Exchange Offer” and must complete the letter of transmittal and acceptance form which accompanies this prospectus/proxy statement.
Are there any conditions to the Exchange Offer?
      The Exchange Offer is subject to the satisfaction or waiver of the following conditions:

•	the registration statement (of which this prospectus/proxy statement forms a part) has been declared effective by the SEC and Magellan receiving confirmation that all Magellan shares issued pursuant to the Exchange Offer will be registered immediately on issue;

•	that our shareholders approve the issuance of Magellan shares in the Exchange Offer in accordance with applicable federal and state laws and the Restated Certificate of Incorporation and By-Laws of Magellan;

•	that we receive all necessary regulatory approvals to undertake the Exchange Offer;

•	that we achieve a minimum acceptance condition of 90% and satisfy any other requirements to effect compulsory acquisition of all outstanding MPAL shares;

•	that our formal application for quotation of the Magellan shares in the form of CDIs is made to the ASX within 7 days after commencement of the Offer Period (as defined herein) and ASX grants provision for the Magellan Shares in the form of CDIs to be quoted on ASX no later than 7 days after the expiration of the Offer Period;

•	that, prior to the end of the Offer Period, there has not been any acquisition or disposition of material assets by MPAL or any of its controlled subsidiaries;

•	that, prior to the end of the Offer Period, the S&P ASX 200 Index has not fallen below 4,000 on any trading day prior to the end of the Offer Period;

•	that, prior to the end of the Offer Period, there has not been any change in control in MPAL or any of its controlled entities;

•	that, prior to the end of the Offer Period, there has not been any material change in circumstances or litigation or arbitration proceedings commenced or threatened against MPAL or any of its controlled entities in any material respect;

•	that, prior to the end of the Offer Period, there has not been any material litigation or arbitration proceedings instituted against MPAL or a controlled entity;

•	that, prior to the end of the Offer Period, there has not been any regulatory intervention to prevent trading in MPAL shares, impose onerous conditions on the Offer, or require Magellan to dispose of any securities or assets of a MPAL group entity;

•	that, prior to the end of the Offer Period, no “prescribed occurrences” have taken place involving MPAL or any of its consolidated subsidiaries; and

•	that, prior to the end of the Offer Period, there has not been any selective disclosure of information to a third party that has not also been provided to Magellan.
      For a complete discussion of all conditions to the Exchange Offer, see “Conditions to the Exchange Offer”.
      We will issue a press release in the United States and Australia once these conditions have been satisfied or waived, to the extent that they can be waived. For a more detailed description of the conditions to the Exchange Offer, please see the section captioned “Conditions to the Exchange Offer.” Magellan will be able to compulsory acquire MPAL shares from those MPAL shareholders who have not accepted the Exchange Offer at the time Magellan acquires 90% of MPAL shares. The consideration under compulsory acquisition will be identical to that under the Exchange Offer (that is MPAL shareholders will receive CDIs or Magellan Shares as consideration for their MPAL shares). See the section captioned “Terms of the Exchange Offer — Compulsory Acquisition Proceedings.”
How will Magellan acquire any shares that remain outstanding after the completion of the Exchange Offer?
      Following the close of the Exchange Offer, if we are entitled to initiate compulsory acquisition proceedings under Australian law, we intend to do so. Under compulsory acquisition, Magellan may acquire MPAL shares only on the terms that applied under the Exchange Offer (that is, MPAL shareholders will receive CDIs or Magellan Shares as consideration for their MPAL shares). For a detailed discussion of Australian compulsory acquisition proceedings, please see the section captioned “Terms of the Exchange Offer — Compulsory Acquisition Proceedings”.
How much of Magellan will current MPAL shareholders own upon completion of the Exchange Offer and compulsory acquisition?
      Immediately following the completion of the Exchange Offer and the compulsory acquisition process (when Magellan owns 100% of MPAL’s shares), we estimate that MPAL shareholders will hold approximately 37.9% of the estimated total shares of our outstanding common stock.
When do you expect the Exchange Offer to expire?
      It is currently anticipated that the Exchange Offer will expire on March 9, 2006. Promptly following the expiration of the Exchange Offer, we will issue a press release in Australia and in the United States, notifying the public of the outcome of the Exchange Offer. For a more complete discussion of the timing of the Exchange Offer, please see the section captioned “Terms of the Exchange Offer.”
When do you expect the Exchange Offer to be completed?
      The Exchange Offer will formally commence in Australia on the date the Bidder’s Statement is mailed to MPAL’s Australian shareholders and in the United States, on the date that this prospectus/proxy statement is mailed to U.S. MPAL shareholders. We currently anticipate that the Exchange Offer will be completed no earlier than March 17, 2006. The initial stage of the Exchange Offer is expected to be completed once we receive acceptances covering 90% or more of the shares of MPAL. At that time, if required due to less than 100% of the outstanding shares being tendered, we intend to commence compulsory acquisition proceedings to acquire the remaining MPAL shares for the same consideration offered in the Exchange Offer (Magellan shares in the form of CDIs).

GENERAL
Who can help answer my questions?
      Magellan shareholders who have questions about the Annual Meeting, how to vote or revoke their proxy, the Exchange Offer or who need additional copies of this prospectus/proxy statement, should contact Magellan’s U.S. information agent as follows:
The Proxy Advisory Group of
Strategic Stock Surveillance, LLC
331 Madison Avenue, 12th Floor
New York, New York 10017
Tel: (212) 850-8150
Fax: (212) 850-8161
Toll Free: 866-657-8728
      MPAL shareholders who have questions about the Exchange Offer should contact our Australian information agent in Australia as follows:
Georgeson Shareholder
Level 1
60 Carrington Street
Sydney, NSW
Australia 2000
Phone: + 61 2 9262 6666
Fax: + 61 2 9262 2626
Website: www.georgesonshareholder.com
      If you would like to request additional copies of the prospectus/proxy statement from Magellan, please do so before February 16, 2006 in order to receive them before the Annual Meeting.
      You must request any information no later than five (5) business days before the date on which you must vote your Magellan shares, which is February 23, 2006, for Magellan shareholders and March 2, 2006 for U.S. MPAL shareholders to accept the Exchange Offer.
Where can I obtain more information about Magellan?
      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. You may read and copy these reports and other information filed by Magellan at the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330.
      The Securities and Exchange Commission also maintains an Internet worldwide web site that contains reports, proxy statements and other information about issuers, like Magellan, who file electronically with the Securities and Exchange Commission through the Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The address of this site is http://www.sec.gov.
      This prospectus/ proxy statement incorporates by reference important business and financial information about Magellan that is not included in or delivered with this document. You may request this information, which includes copies of Magellan’s annual, quarterly and special reports, proxy statements and other information, from Magellan, without charge, excluding all exhibits, unless we have specifically incorporated by reference an exhibit in this prospectus/ proxy statement. Magellan and MPAL shareholders may obtain documents incorporated by reference in this prospectus/ proxy statement by requesting them from Magellan in writing or by telephone at the following address or telephone number:
Magellan Petroleum Corporation
10 Columbus Boulevard
Hartford, Connecticut 06106
Attention: President
Phone: (860) 293-2006; Fax: (860) 293-2349
      In addition, Magellan provides copies of its Forms 8-K, 10-K, 10-Q, Proxy Statements and Annual Reports at no charge to investors upon request and makes electronic copies of its most recently filed reports available through its website at www.magpet.com as soon as reasonably practicable after filing such material with the SEC.
      For a more detailed description of the information incorporated by reference into this prospectus/proxy statement and how you may obtain it, see “Where You Can Find More Information about Magellan” and “Incorporation by Reference.”

MAGELLAN SELECTED HISTORICAL FINANCIAL DATA
      The following table sets forth a summary of selected historical consolidated financial data of Magellan for each of the years in the five year period ended June 30, 2005 and for the three month period ended September 30, 2005 and is prepared in the thousands except for per share data. This information is derived from, and should be read in conjunction with, the audited and unaudited consolidated financial statements of Magellan. The operating results for the fiscal year ended June 30, 2005 and for the three month period ended September 30, 2005 are not necessarily indicative of the results for any future period. See the section “Where You Can Find More Information About Magellan.”

	Three
	Months
	Ended	Years Ended June 30,
	Sept. 30,
	2005	2005	2004	2003	2002	2001

	($ U.S. in thousands)
Financial Data
Total revenues	6,250	$21,871	$19,424	$14,736	$13,700	$14,008

Income (loss) before cumulative effect of accounting change	(28)	87	350	890	92	1,072

Net income per share before cumulative effect of accounting change (basic and diluted)	—	—	.01	.04	—	.04

Net income (loss)	(28)	87	350	152	92	1,072

Net income per share (basic and diluted)	—	—	.01	.01	—	.04

Working capital	26,630	26,208	21,696	21,798	17,862	15,398

Cash provided by operating activities	1,746	8,776	10,717	7,109	8,157	4,668

Property and equipment (net)	23,595	24,265	24,421	21,592	17,046	16,482

Total assets	57,502	56,424	52,894	50,741	40,166	37,498

Long-term liabilities	5,833	5,729	5,256	5,629	3,974	3,982

Minority interests	18,803	18,583	16,533	16,931	13,933	12,701

Stockholders’ equity:
Capital	44,663	44,660	44,660	43,152	43,332	43,426
Accumulated Deficit	(15,190)	(15,161)	(15,248)	(15,598)	(15,751)	(15,843)
Accumulated other comprehensive loss	(2,388)	(2,323)	(4,491)	(5,407)	(8,965)	(10,410)

Total stockholders’ equity	27,085	27,176	24,920	22,147	18,616	17,173

Exchange rate A.$ = U.S.$ at end of period	.76	.76	0.70	.67	.56	.51

Common stock outstanding shares end of period	25,783	25,783	25,783	24,427	24,607	24,698

Book value per share	1.05	1.05	.97	.91	.76	0.70

Quoted market value per share (NASDAQ)	2.61	2.40	1.31	1.20	.88	1.07

Operating Data
Standardized measure of discounted future cash flow relating to proved oil and gas reserves (approximately 45% attributable to minority interests)	32,000	32,000	30,000	26,000	26,000	33,000

Standardized measure of discounted future cash flow relating to proved oil and gas reserves, net of minority interests)	17,640	17,640	16,519	13,633	13,531	16,935

Production (net of royalties)
Gas (bcf)	1.4	5.7	5.7	6.0	6.0	5.7

Oil (bbls) (In thousands)	36	151	150	126	141	148

EXCHANGE RATE INFORMATION
      Unless otherwise indicated, all dollar amounts in this prospectus/proxy statement are expressed in U.S. Dollars. The following table shows the rates of exchange for U.S. dollars per Australian Dollar in effect at the end of certain periods. The high and low rates of exchange for the periods and the average rate of exchange for the periods are also shown.

	Fiscal Years Ended June 30,

	2005	2004	2003	2002	2001

High for period	$0.798	$0.799	$0.677	$0.575	$0.598
Low for period	0.689	0.637	0.527	0.485	0.479
Average for period	0.753	0.718	0.585	0.524	0.538
End of period	0.762	0.699	0.674	0.564	0.510
      In this prospectus/proxy statement, amounts stated in U.S. Dollars and derived from Aus.D. and amounts stated in Aus.D. and derived from U.S. Dollars, unless otherwise indicated, have been translated at a fixed rate, solely for convenience. These translations should not be construed as a representation by Magellan that Aus.D. amounts actually represent these U.S. Dollar amounts, or vice versa, or that a conversion could be made at the rate indicated, or any other rate, or at all. Certain amounts and percentages included in this prospectus/proxy statement have been rounded and accordingly may not add up to the totals.

SELECTED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
      The following selected pro forma condensed combined financial information was prepared using the purchase method of accounting and was derived from (1) the unaudited pro forma condensed combined financial statements and accompanying notes contained herein and (2) Magellan’s historical financial statements and accompanying notes for the fiscal year ended June 30, 2005 contained herein and for the three month period ended September 30, 2005. The income statement data is presented as of June 30, 2005 and September 30, 2005 (as if the Exchange Offer had been completed as of July 1, 2004 and 2005) and the balance sheet data is presented as of June 30, 2005 and September 30, 2005.
      The selected pro forma condensed combined financial information is based on estimates and assumptions which are preliminary. This data is presented for informational purposes only and is not intended to represent or be indicative of the consolidated results of operations or financial condition of Magellan that would have been reported had the Exchange Offer been completed as of the dates presented, and should not be taken as representative of future consolidated results of operations or financial condition of Magellan.
      This selected pro forma condensed combined financial information should be read in conjunction with Magellan’s selected historical consolidated financial data, the unaudited pro forma condensed combined consolidated financial information and accompanying notes contained herein, and Magellan’s historical financial statements and accompanying notes for the fiscal year ended June 30, 2005 contained herein and for the three month period ended September 30, 2005.

		Three Months
	Year Ended	Ended
	June 30, 2005	September 30, 2005

Pro Forma Condensed Combined Income Statement Data:
Total Revenues	$21,870,786	$6,249,786
Net loss	(152,366)	(131,283)
Average number of shares and share equivalents:
Basic	41,497,930	41,497,930
Diluted	41,497,930	41,497,930
Net loss per share (basic and diluted)	0.00	0.00

	As of	As of
	June 30, 2005	September 30, 2005

Pro Forma Condensed Combined Balance Sheet Data:
Cash and cash equivalents and marketable securities	$22,229,285	23,498,768
Total current assets	28,423,081	29,690,854
Goodwill	8,735,661	8,080,572
Total assets	70,370,957	71,415,362
Deferred income taxes	2,379,544	2,566,127
Long-term liabilities	5,729,180	5,832,721
Total stockholders’ equity	57,326,265	57,234,927
Total liabilities, minority interests and stockholders’ equity	70,370,957	71,415,362
Shares of common stock outstanding	41,497,930	41,497,930

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA
      The following table presents comparative historical per share data regarding the net income (loss), book value and dividends of each of Magellan and MPAL and combined pro forma per share data after giving effect to the Exchange Offer and, assuming the Exchange Offer had been completed on June 30, 2005. The per common share Pro Forma Condensed Combined Financial Information is not necessarily indicative of the financial position of the combined company had the Exchange Offer been completed as of July 1, 2004 for the income statement and as of June 30, 2005 for the balance sheet and operating results that would have been achieved had the Exchange Offer been completed as of the beginning of the period presented, and should not be construed as representative of future financial position or operating results. The Pro Forma combined per share data presented below has been derived from the Unaudited Pro Forma Condensed Combined Financial Statements contained herein.
      This information is only a summary and should be read in conjunction with the selected historical financial data of Magellan, Magellan’s Pro Forma Condensed Combined Financial Statements included herein, and the historical financial statements of Magellan and related notes included herein.

	As of or for the Fiscal Year Ended
	June 30, 2005

			Pro Forma
	Magellan	MPAL	Combined

	($ in U.S. thousands)
Net income (loss) per share applicable to common stockholders	$87	$1,156	$(152)
Basic	$0.00	$0.02	$(0.00)
Diluted	0.00	0.02	$(0.00)
Book Value per share at period end	1.05	0.96	1.38
Cash Dividends Declared Per Share	—	0.04	—

MARKET PRICE AND DIVIDEND INFORMATION
      Magellan’s common stock is listed on the Nasdaq Capital Market under the symbol “MPET.” MPAL’s common stock is listed on the Australian Stock Exchange under the symbol “MAG.” As of June 30, 2005, there were approximately 6,752 holders of record of Magellan common stock and approximately 1,790 holders of record of MPAL shares. The table below sets forth, for the calendar quarters indicated, the high and low traded prices per share of Magellan common stock and MPAL shares, as reported on the Nasdaq Capital Market and the ASX, as applicable, and the annual dividends per share declared on MPAL ordinary shares. Magellan has never paid a cash dividend and has no current intention to change this policy.

	Magellan Common Stock			MPAL Ordinary Shares

	High	Low	Dividends	High		Low		Dividends(1)

2005
First Quarter	$1.59	$1.19	—	Aus.D.$	1.44	Aus.D.$	1.26	Aus.D.$	—
Second Quarter	1.65	1.22	—		1.48		1.17		$0.05
Third Quarter	1.97	1.23	—		1.40		1.16		—
Fourth Quarter	3.60	1.05	—		1.57		1.18		—
2004
First Quarter	$1.37	$.98	—	Aus.D.$	1.44	Aus.D.$	1.10	Aus.D.$	—
Second Quarter	1.57	1.00	—		1.55		1.15		$0.05
Third Quarter	2.32	1.36	—		1.50		1.26		—
Fourth Quarter	1.80	1.02	—		1.35		1.18		—
2003
First Quarter	$1.03	$0.81	—	Aus.D.$	2.00	Aus.D.$	1.66	Aus.D.$	—
Second Quarter	1.27	0.79	—		1.85		1.60		$0.05
Third Quarter	1.37	0.98	—		1.80		1.30		—
Fourth Quarter	1.57	1.00	—		1.50		1.05		—

(1)	Under Australian law, dividends are declared and paid only to the extent that there are profits to meet the dividend payments. In regard to MPAL, dividends are payable annually and are payable in respect of the preceding fiscal year.

      The following table shows, as of October 17, 2005, the last trading day before the announcement of the proposed Exchange Offer, and January 18, 2006, the last practicable trading day before the mailing of this prospectus/proxy statement, the closing price per share of Magellan common stock on the Nasdaq Capital Market and the closing price per share of MPAL ordinary shares on the ASX. This table also includes the equivalent price per share of MPAL ordinary shares on those dates. This equivalent per share price reflects the value of the Magellan common stock and Aus. $0.10 per share in cash MPAL shareholders will receive for each MPAL ordinary share they own and tender if the combination is completed on either of those dates applying the exchange ratio of 0.75 of a share of Magellan common stock for each ordinary share of MPAL and using the closing sale price of Magellan common stock on those dates. The table assumes an exchange rate of U.S.$.75 to A$1.00 on October 17, 2005 and U.S.$.75 to A$1.00 on January 18, 2006.

				Equivalent
				Price per Share
	MPAL			of MPAL
	Ordinary		Magellan	Ordinary
	Shares		Common Stock	Shares(1)

	AUSD	USD	USD	AUSD	USD

October 17, 2005	1.35	1.01	1.93	1.80	1.35
January 18, 2006	1.36	1.02	1.93	2.03	1.52

(1)	Reflects the exchange ratio of 0.75 shares of Magellan common stock and Aus. $0.10 per share in cash for each MPAL Minority Share.
      Following completion of the Exchange Offer, the holders of Magellan common stock will be entitled to receive dividends, if any, as may be declared by the Board of Directors of Magellan from funds legally available therefor. Magellan has never declared or paid dividends on its shares and has no current intention to change this policy.

RISK FACTORS
      In deciding how to vote your Magellan shares on the matters described in this prospectus/proxy statement or whether to tender your MPAL shares in the Exchange Offer, you should carefully consider, in addition to the other information contained in this prospectus/proxy statement, the following risk factors, which have been separated into three groups:

•	Risks related to the Exchange Offer;

•	Risks related to Magellan’s and MPAL’s operations; and

•	Risks related to the oil and gas industry.
RISKS RELATED TO THE EXCHANGE OFFER
Market fluctuations may reduce the market value of the share consideration offered to MPAL shareholders because the exchange ratio contemplated by the Exchange Offer is fixed.
      MPAL shareholders are being offered the majority of the consideration in the Exchange Offer that consists of a specified number of shares of our common stock or Magellan CDIs, rather than a number of shares of our common stock or Magellan CDIs with a specified market value. Thus, the market value of the shares of our common stock or Magellan CDIs received pursuant to the Exchange Offer will fluctuate depending upon the market value of the shares of our common stock or Magellan CDIs. Accordingly, the market value of shares of our common stock or Magellan CDIs at the time MPAL shareholders receive them may vary significantly from their market value on the date of your acceptance of the Exchange Offer. As of January 18, 2006, the last reported sale price of our common stock on the Nasdaq Capital Market was $1.93 per share. MPAL shareholders should obtain recent market quotations of our common stock before tendering their shares.
We may not be able to successfully complete the Exchange Offer.
      The Exchange Offer may not be completed unless the number of MPAL Minority Shares tendered into the Exchange Offer, plus the MPAL shares already held by Magellan, represents at least 90% of the MPAL shares at the expiration of the Exchange Offer. If the percentage of MPAL Minority Shares tendered (and the shares already held by Magellan) is less than 90% of the MPAL ordinary shares on the relevant date, we do not intend to complete the Exchange Offer. However, we could extend the term of the Exchange Offer. Notwithstanding these possibilities, it is also possible that we may fail to complete the Exchange Offer because an insufficient number of MPAL Minority Shares are tendered into the Exchange Offer.
      In addition to the requirement of sufficient tendering of MPAL ordinary shares discussed above, there are other conditions that must be satisfied and/or waived in order for the Exchange Offer to be completed. Please see the sections entitled “Conditions to the Exchange Offer.” If any of these conditions are not satisfied, or waived by us, as applicable, then we may ultimately terminate the Exchange Offer.
If we terminate the Exchange Offer, or if the Exchange Offer is otherwise not completed, MPAL’s share price and business could be adversely affected.
      If we terminate the Exchange Offer, or if the Exchange Offer is not completed, the price of MPAL ordinary shares may decline to the extent that the current market prices of MPAL ordinary shares reflect a market assumption that the Exchange Offer will be completed.
If we acquire less than 100% ownership of MPAL, MPAL shareholders could suffer a loss in value of their investment.
      It is possible that we will acquire relevant interests in less than 100% in the MPAL shares as a result of the Exchange Offer. If a MPAL shareholder does not accept the Exchange Offer and the Exchange Offer becomes unconditional the MPAL shareholder may, depending on the level of acceptance of the Exchange

Offer, become part of a locked-in minority in MPAL. In such a case, the liquidity of MPAL shares on the ASX may be materially diminished. In addition, if the Exchange Offer becomes unconditional and Magellan acquires less than 80% of the MPAL shares, the potential capital gains tax rollover relief under Australian tax laws will not be available to MPAL shareholders.
Our common stock to be issued to MPAL shareholders pursuant to the Exchange Offer will have different rights and preferences than the MPAL ordinary shares tendered into the Exchange Offer.
      MPAL shareholders who participate in the Exchange Offer will receive shares of Magellan common stock with rights and preferences that are different from the rights and preferences of MPAL ordinary shares. The rights and preferences of the Magellan common stock issued pursuant to the Exchange Offer are governed by Magellan’s Restated Certificate of Incorporation, bylaws and the laws of the United States and the State of Delaware and may be different from the rights and preferences under the law of Australia. See the section entitled “Comparison of Magellan and MPAL Shareholders Rights” for a discussion of the different rights associated with Magellan common stock.
MPAL shareholders will have limited withdrawal rights with respect to the Exchange Offer, which means that a decision to accept the Exchange Offer will generally be irrevocable.
      Once MPAL shareholders have accepted the Exchange Offer, MPAL shareholders will only have limited rights to withdraw acceptances of the Exchange Offer. Under Australian law, if, after MPAL shareholders have accepted the Exchange Offer and while it remains subject to conditions, the Offer Period is extended for more than 1 month, MPAL shareholders will be able to withdraw acceptances. Otherwise, MPAL shareholders will be unable to withdraw acceptances of the Exchange Offer even if the market value of Magellan shares or Magellan CDIs varies significantly from their value on the date of acceptance of the Offer.
The market price of our common stock may decline as a result of the Exchange Offer.
      In connection with the Exchange Offer, we could issue approximately 15.7 million shares of our common stock to the holders of MPAL stock if all MPAL shareholders elect to tender their MPAL shares in exchange for shares of our common stock. With certain exceptions, the shares of our common stock issued in the Exchange Offer will be freely-tradable upon consummation of the Exchange Offer. The issuance of our shares to MPAL shareholders who may not wish to hold shares in a U.S. company, as well as the increase in the outstanding number of shares of our common stock, may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, our common stock. The closing price of our common stock was $1.93 on October 17, 2005, the last day of trading prior to the announcement of the proposed Exchange Offer. Since that date, the price of our common stock has fluctuated from a low of $1.50 to a high of $2.23. On January 18, 2006, the closing price of our common stock was $1.93.
Obtaining required approvals and satisfying closing conditions may delay or prevent completion of the Exchange Offer.
      Notifications to and authorizations and approvals of governmental agencies in Australia with respect to Exchange Offer must be made and received prior to the completion of the Exchange Offer. Completion of the Exchange Offer is conditional upon the receipt of all approvals from public authorities on terms acceptable to us. We are seeking to obtain all required regulatory approvals prior to the Annual Meeting; however, no assurances can be given that all required regulatory approvals will be obtained or that restrictions on the combined company will not be sought by governmental agencies as a condition to obtaining those approvals.
Our existing shareholders may experience dilution to their equity and voting interests as a result of the Exchange Offer.
      In connection with the Exchange Offer, we may issue approximately 15.7 million shares of our common stock to the holders of MPAL stock if all MPAL shareholders elect to tender their MPAL ordinary shares in exchange for shares of our common stock. This means that the MPAL shareholders could own up to approximately 37.9% of the total number of shares of our outstanding common stock following successful completion of the Exchange Offer. Accordingly, the Exchange Offer may have the effect of substantially reducing the percentage of equity and voting interest held by each of our current shareholders.
MPAL shareholders will experience dilution to their pro rata interest in MPAL’s assets as a result of the Exchange Offer.
      In connection with the Exchange Offer, we may issue approximately 15.7 million shares of our common stock to the holders of MPAL Minority Shares if all such shareholders elect to tender their MPAL Minority Shares in exchange for shares of our common stock. MPAL shareholders who accept the Exchange Offer will, upon consummation of the Exchange Offer, own a significantly smaller pro rata interest in the assets of MPAL than the pro rata percentage they owned prior to the consummation of the Exchange Offer.
The MPAL shareholders may be able to exert influence on our Company following the Exchange Offer.
      After the Exchange Offer, former MPAL shareholders could own up to approximately 37.9% of the total number of shares of our outstanding common stock. While we believe that no single MPAL shareholder or affiliated group of MPAL shareholders will own 10% or more of the total outstanding shares of Magellan after completion of the Exchange Offer, MPAL shareholders may be able to exercise influence on the election of directors and other matters submitted for approval by our shareholders, provided however, that any group of MPAL shareholders acting in concert is not treated by the Company as a single shareholder pursuant to the provisions of our Restated Certificate of Incorporation that require “per capita” voting by our shareholders. It is possible that a potential concentration of ownership of our common stock may make it difficult for our existing shareholders to successfully approve or defeat matters submitted for shareholder action. The completion of the Exchange Offer may also have the effect of delaying, deterring or preventing a change in control of Magellan without the consent of the MPAL shareholders.
Magellan’s cumulative net operating losses may become significantly limited following the completion of the Exchange Offer.
      At June 30, 2005, Magellan had $12,250,000 and $2,237,000 of net operating loss carry forwards (“NOLs”) for federal and state income tax purposes, respectively, which are available to offset taxable earnings in the future. These NOLs are scheduled to expire periodically between the years 2007 and 2025. In the event of an “ownership change” within the meaning of Section 382 of the Internal Revenue Code, Magellan’s ability to use its NOLs to offset future taxable income may become significantly limited. While our management and tax advisers believe Magellan will not experience such an “ownership change” as a result of the Exchange Offer, it appears that Magellan would, upon completion of the Exchange Offer and the compulsory acquisition, be close to the threshold for such a change of ownership. Depending upon whether there are sufficient additional ownership changes during the applicable measuring period because of transfers of Magellan shares, the issuance of new Magellan shares, and/or a reorganization of Magellan, Magellan may lose some or all of its ability to use these NOLs in the future. Even if the Exchange Offer is not completed, our NOLs may not be available to us in the future as an offset against future taxable income for U.S. federal income tax purposes to the extent that we do not have such taxable income.
Three common directors of Magellan and MPAL have potential conflicts of interest with respect to the Exchange Offer.
      You should be aware that there exist potential conflicts of interest for certain members of the MPAL board. Not only do we own 55.13% of the outstanding MPAL ordinary shares, but we and MPAL have three common directors who serve on the boards of each entity and owe separate fiduciary duties to each entity and their respective shareholders. Under certain circumstances, these individuals could have potential conflicts of interest by reason of the separate fiduciary duties they owe to each entity. As part of MPAL’s review and consideration of the Exchange Offer described in this prospectus/proxy statement, Messrs. Largay, McCann and Pettirossi have been required to abstain from all formal actions of the MPAL Board taken with respect to such review and consideration. For further information, please see “Interests of the Common Magellan/ MPAL Directors.”
We have not negotiated with, or sought approval of the terms of the Exchange Offer or the subsequent compulsory acquisition from, MPAL’s Board of Directors.
      In evaluating the Exchange Offer, MPAL shareholders should be aware that we have not negotiated the terms of this Exchange Offer, with the MPAL board of directors or any special committee of the MPAL board. In November 2005, MPAL’s Board of Directors formed a special committee of independent directors to review and respond to our Exchange Offer. That committee of independent directors, with assistance and advice from its own legal and financial advisors, made a recommendation to MPAL’s shareholders on December 22, 2005 that MPAL shareholders reject the Exchange Offer. On January 3, 2006, the Independent Directors of MPAL issued a Supplementary Target Statement in which they reaffirmed their recommendation that MPAL shareholders reject Magellan’s Exchange Offer.
An MPAL shareholder’s receipt of our common stock for his or her MPAL Minority Shares in the Exchange Offer could generate tax liabilities for the MPAL shareholder that are in excess of that shareholder’s available cash holdings.
      As a result of participation in the Exchange Offer, an MPAL shareholder may or may not become liable for the payment of tax liabilities that are in excess of that shareholder’s available cash. If that is the case, the shareholder might, depending upon his or her particular circumstances, have to sell non-cash assets in order to satisfy personal income tax liabilities. We urge MPAL shareholders to consult with their tax advisors to determine the tax consequences, including state, local, foreign or other tax consequences, associated with participation in the Exchange Offer. We also urge MPAL shareholders to consult with a personal tax or other advisor, such as a financial advisor, to determine the ability to make timely payment with respect to any tax liabilities that may be incurred as a result of participation in the Exchange Offer. For a summary of the Australian tax consequences that are expected to be material to typical holders of MPAL common stock that participate in the Exchange Offer, see “Material Australian Tax Considerations.”
RISKS RELATED TO MAGELLAN’S AND MPAL’S OPERATIONS
The principal oil and gas properties owned by MPAL could stop producing oil and gas.
      MPAL’s Palm Valley and Mereenie fields could stop producing oil and gas or there could be a material decrease in production levels at the fields. Since these are the two principal revenue producing properties of MPAL, any decline in production levels at these properties could cause MPAL’s revenues to decline, thus reducing the amount of dividends paid by MPAL to Magellan. Any such adverse impact on the revenues being received by Magellan from MPAL could restrict our ability to explore and develop oil and gas properties in the future.
      In addition, the Kotaneelee gas field, which has in recent years provided Magellan with an additional source of revenue, could stop producing natural gas, produce gas in decreased amounts, or be shut-in completely (so that production would cease). In this event, Magellan may experience a decline in revenues and would be forced to rely completely on our receipt of dividends from MPAL.
If MPAL’s existing long-term gas supply contracts are terminated or not renewed, MPAL’s share price and business could be adversely affected.
      MPAL’s financial performance and cash flows are substantially dependent upon its Palm Valley and Mereenie existing supply contracts to sell gas produced at these fields to MPAL’s major customers, The Power and Water Corporation of the Northern Territories and its subsidiary, Gasgo Pty Ltd. The Palm Valley Darwin contract expires in the year 2012 and the Mereenie contracts expire in the year 2009. If these gas supply contracts were to be terminated or not renewed when they become due, MPAL’s revenues, share price and business outlook could be adversely affected. The Palm Valley Producers are actively pursuing gas sales contracts for the remaining uncontracted reserves at both the Mereenie and Palm Valley gas fields in the Amadeus Basin. While opportunities exist to contract additional gas sales in the Northern Territory market after these dates, there is strong competition within the market and there are no assurances that the Palm Valley producers will be able to contract for the sale of the remaining uncontracted reserves. On December 23, 2005, MPAL announced that the Northern Territory Government announced on December 22, 2005 the signing of a Heads of Agreement between the Northern Territory’s Power and Water Corporation and Eni Australia for a six-month exclusive negotiation period in relation to long-term gas supply arrangements in the Northern Territory from 2009 onwards. MPAL also noted that the Heads of Agreement with Eni Australia only contemplates exclusive negotiations over the 6 month period, and there is no certainty that a final agreement will be concluded with Eni Australia. Further, MPAL and its joint venture parties will continue to explore other opportunities to commercialize its Mereenie gas resources beyond 2009.
Fluctuations in our operating results and other factors may depress our stock price.
      During the past few years, the equity trading markets in the United States have experienced price volatility that has often been unrelated to the operating performance of particular companies. These fluctuations may adversely affect the trading price of our common stock. From time to time, there may be significant volatility in the market price of our common stock. Investors could sell shares of our common stock at or after the time that it becomes apparent that the expectations of the market may not be realized, resulting in a decrease in the market price of our common stock.
We only have two full time employees, including our Chief Executive Officer, and our operations could be disrupted if he was unable or unwilling to perform his duties.
      We only have two full time employees, including Daniel J. Samela, our President, Chief Executive Officer, and Chief Financial Officer. Mr. Samela has an employment agreement with an automatically renewing three-year and three-month term. Mr. Samela may terminate his employment relationship with us at any time with no penalty other than the loss of future compensation. If Mr. Samela resigned or were unable or unwilling to perform the duties of President, Chief Executive Officer and Chief Financial Officer, our operations could face significant delay and disruption until a suitable replacement could be found to succeed Mr. Samela. Any such delay or disruption could also prevent the achievement of our business objectives. In order to minimize any delay or disruption, we have retained a consultant to assist Mr. Samela in the performance of his duties.
The loss of key MPAL personnel could adversely affect our ability to operate.
      We depend, and will continue to depend in the foreseeable future, on the services of the officers and key employees of MPAL. The ability to retain its officers and key employees is important to MPAL’s and our continued success and growth. The unexpected loss of the services of one or more of these individuals could have a detrimental effect on MPAL’s and our business. We do not maintain key person life insurance on any of our personnel.
There are risks inherent in foreign operations such as adverse changes in currency values and foreign regulations relating to MPAL’s exploration and development operations and to MPAL’s payment of dividends to us.
      The properties in which Magellan has interests are located outside the United States and are subject to certain risks related to the indirect ownership and development of foreign properties, including government expropriation, adverse changes in currency values and foreign exchange controls, foreign taxes, nationalization and other laws and regulations, any of which may adversely affect the Company’s properties. In addition, MPAL’s principal present customer for gas in Australia is the Northern Territory Government, which also has substantial regulatory authority over MPAL’s oil and gas operations. Although there are currently no exchange controls on the payment of dividends to the Company by MPAL, such payments could be restricted by Australian foreign exchange controls, if implemented.

Our Restated Certificate of Incorporation includes provisions that could delay or prevent a change in control of our Company that some of our shareholders may consider favorable.
      Our Restated Certificate of Incorporation provides that any matter to be voted upon at any meeting of shareholders must be approved not only by a simple majority of the shares voted at such meeting, but also by a majority of the shareholders present in person or by proxy and entitled to vote at the meeting. This provision may have the effect of making it more difficult to take corporate action than customary “one share one vote” provisions, because it may not be possible to obtain the necessary majority of both votes.
      As a consequence, our Restated Certificate of Incorporation may make it more difficult that a takeover of Magellan will be consummated, which could prevent the Company’s shareholders from receiving a premium for their shares. In addition, an owner of a substantial number of shares of our common stock may be unable to influence our policies and operations through the shareholder voting process (e.g., to elect directors).
      In addition, our Restated Certificate of Incorporation requires the approval of 66.67% of the voting shareholders and of the voting shares for the consummation of any business combination (such as a merger, consolidation, other acquisition proposal or sale, transfer or other disposition of $5 million or more of Magellan’s assets) involving our company and certain related persons (generally, any 10% or greater shareholders and their affiliates and associates). This higher vote requirement may deter business combination proposals which shareholders may consider favorable.
Our dividend policy could depress our stock price.
      We have never declared or paid dividends on our common stock and have no current intention to change this policy. We plan to retain any future earnings to reduce our accumulated deficit and finance growth. As a result, our dividend policy could depress the market price for our common stock and cause investors to lose some or all of their investment.
We may issue a substantial number of shares of our common stock under our stock option plans and shareholders may be adversely affected by the issuance of those shares.
      As of January 18, 2006, there were 430,000 stock options outstanding, of which 410,000 were fully vested and exercisable and 20,000 were not vested. There were also 395,000 options available for future grants under our Stock Option Plan. If all of these options, which total 825,000 in the aggregate, were awarded and exercised these shares would represent approximately 3% of our outstanding common stock prior to the completion of the Exchange Offer and would, upon their exercise and the payment of the exercise prices, dilute the interests of other shareholders and could adversely affect the market price of our common stock.
If, following the completion of the Exchange Offer, our shares are delisted from trading on the Nasdaq Capital Market, their liquidity and value could be reduced.
      In order for us to maintain the listing of our shares of common stock on the Nasdaq Capital Market, the Company’s shares must maintain a minimum bid price of $1.00 as set forth in Marketplace Rule 4310(c)(4). If the bid price of the Company’s shares trade below $1.00 for 30 consecutive trading days, then the bid price of the Company’s shares must trade at $1.00 or more for 10 consecutive trading days during a 180 day grace period to regain compliance with the rule. If the Company shares were to be delisted from trading on the Nasdaq Capital Market, then most likely the shares would be traded on the Electronic Bulletin Board. The delisting of the Company’s shares could adversely impact the liquidity and value of the Company’s shares of common stock.
      Upon successful completion of the Exchange Offer, we intend to request ASX to remove MPAL from the ASX Official List or alternatively maintain its listing if Magellan does not achieve the requisite minimum acceptance level required for compulsory acquisition. In both cases, liquidity in MPAL shares would be materially diminished.

RISKS RELATED TO THE OIL AND GAS INDUSTRY
Oil and gas prices are volatile. A decline in prices could adversely affect our financial position, financial results, cash flows, access to capital and ability to grow.
      Our revenues, operating results, profitability, future rate of growth and the carrying value of our oil and gas properties depend primarily upon the prices we receive for the oil and gas we sell. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. The prices of oil, natural gas, methane gas and other fuels have been, and are likely to continue to be, volatile and subject to wide fluctuations in response to numerous factors, including the following:

•	worldwide and domestic supplies of oil and gas;

•	changes in the supply and demand for such fuels;

•	political conditions in oil, natural gas, and other fuel-producing and fuel-consuming areas;

•	the extent of Australian domestic oil and gas production and importation of such fuels and substitute fuels in Australian and other relevant markets;

•	weather conditions, including effects on prices and supplies in worldwide energy markets because of recent hurricanes in the United States;

•	the competitive position of each such fuel as a source of energy as compared to other energy sources; and

•	the effect of governmental regulation on the production, transportation, and sale of oil, natural gas, and other fuels.
      These factors and the volatility of the energy markets make it extremely difficult to predict future oil and gas price movements with any certainty. Declines in oil and gas prices would not only reduce revenue, but could reduce the amount of oil and gas that we can produce economically and, as a result, could have a material adverse effect on our financial condition, results of operations and reserves. Further, oil and gas prices do not necessarily move in tandem. Because more than 90% of our proved reserves at June 30, 2005 were natural gas reserves, we are more affected by movements in natural gas prices and would receive lower revenues if natural gas prices in Australian and Canada were to decline. Based on 2005 gas sales volumes and revenues, a 10% change in gas prices would increase or decrease gas revenues by approximately $1,248,000.
Competition in the oil and natural gas industry is intense, and many of our competitors have greater financial and other resources than we do.
      We operate in the highly competitive areas of oil and natural gas acquisition, development, exploitation, exploration and production and face intense competition from both major and other independent oil and natural gas companies. Many of our Australian competitors have financial and other resources substantially greater than ours, and some of them are fully integrated oil companies. These companies may be able to pay more for development prospects and productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. Our ability to develop and exploit our oil and natural gas properties and to acquire additional properties in the future will depend upon our ability to successfully conduct operations, evaluate and select suitable properties and consummate transactions in this highly competitive environment. In addition, we can provide no assurance that we will be able to compete with, or enter into cooperative relationships with, any such firms.
Our oil and gas exploration and production operations are subject to numerous environmental laws, compliance with which may be extremely costly.
      Our operations are subject to environmental laws and regulations in the various countries in which they are conducted. Such laws and regulations frequently require completion of a costly environmental impact assessment and government review process prior to commencing exploratory and/or development activities. In addition, such environmental laws and regulations may restrict, prohibit, or impose significant liability in connection with spills, releases, or emissions of various substances produced in association with fuel exploration and development.
      We can provide no assurance that we will be able to comply with applicable environmental laws and regulations or that those laws, regulations or administrative policies or practices will not be changed by the various governmental entities. The cost of compliance with current laws and regulations or changes in environmental laws and regulations could require significant expenditures. Moreover, if we breach any governing laws or regulations, we may be compelled to pay significant fines, penalties, or other payments. Costs associated with environmental compliance or noncompliance may have a material adverse impact on our financial condition or results of operations in the future.
The actual quantities and present value of our proved reserves may prove to be lower than we have estimated.
      This prospectus/proxy statement and the documents incorporated by reference in this prospectus/proxy statement contain estimates of our proved reserves and the estimated future net revenues from our proved reserves as well as estimates relating to recent and pending acquisitions. These estimates are based upon various assumptions, including assumptions required by the SEC relating to oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and gas reserves is complex. The process involves significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. Therefore, these estimates are inherently imprecise.
      Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves most likely will vary from these estimates. Such variations may be significant and could materially affect the estimated quantities and present value of our proved reserves. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development drilling, prevailing oil and gas prices and other factors, many of which are beyond our control. Our properties may also be susceptible to hydrocarbon drainage from production by operators on adjacent properties.
      There are many uncertainties in estimating quantities of oil and gas reserves. In addition, the estimates of future net cash flows from our proved developed reserves and their present value are based upon assumptions about future production levels, prices and costs that may prove to be inaccurate. Our estimated reserves may be subject to upward or downward revision based upon our production, results of future exploration and development, prevailing oil and gas prices, operating and development costs and other factors.
We may not have funds sufficient to make the significant capital expenditures required to replace our reserves.
      Our exploration, development and acquisition activities require substantial capital expenditures. Historically, we have funded our capital expenditures through a combination of cash flows from operations, farming-in other companies or investors to MPAL’s exploration and development projects in which we have an interest and/or equity issuances. Future cash flows are subject to a number of variables, such as the level of production from existing wells, prices of oil and gas, and our success in developing and producing new reserves. If revenue were to decrease as a result of lower oil and gas prices or decreased production, and our access to capital were limited, we would have a reduced ability to replace our reserves. If our cash flow from operations is not sufficient to fund MPAL’s capital expenditure budget, we may not be able to rely upon additional farm-in opportunities, debt or equity offerings or other methods of financing to meet these cash flow requirements.
If we are not able to replace reserves, we may not be able to sustain production.
      Our future success depends largely upon our ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Unless we replace the reserves we produce through successful development, exploration or acquisition activities, our proved reserves will decline over time. Recovery of any additional reserves will require significant capital expenditures and successful drilling operations. We may not be able to successfully find and produce reserves economically in the future. In addition, we may not be able to acquire proved reserves at acceptable costs.
Exploration and development drilling may not result in commercially productive reserves.
      We do not always encounter commercially productive reservoirs through our drilling operations. The new wells we drill or participate in may not be productive and we may not recover all or any portion of our investment in wells we drill or participate in. The seismic data and other technologies we use do not allow us to know conclusively prior to drilling a well that oil or gas is present or may be produced economically. The cost of drilling, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a project. Our efforts will be unprofitable if we drill dry wells or wells that are productive but do not produce enough reserves to return a profit after drilling, operating and other costs. Further, our drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

•	unexpected drilling conditions;

•	title problems;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	adverse weather conditions;

•	compliance with environmental and other governmental requirements; and

•	increases in the cost of, or shortages or delays in the availability of, drilling rigs and equipment.
Future price declines may result in a write-down of our asset carrying values.
      We follow the successful efforts method of accounting for our oil and gas operations. Under this method, the costs of successful wells, development dry holes and productive leases are capitalized and amortized on a units-of-production basis over the life of the related reserves. Cost centers for amortization purposes are determined on a field-by-field basis. Magellan records its proportionate share in its working interest agreements in the respective classifications of assets, liabilities, revenues and expenses. Unproved properties with significant acquisition costs are periodically assessed for impairment in value, with any required impairment charged to expense. The successful efforts method also imposes limitations on the carrying or book value of proved oil and gas properties. Oil and gas properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. We estimate the future undiscounted cash flows from the affected properties to determine the recoverability of carrying amounts. In general, analyses are based on proved developed reserves, except in circumstances where it is probable that additional resources will be developed and contribute to cash flows in the future. For Mereenie and Palm Valley, proved developed natural gas reserves are limited to contracted quantities. If such contracts are extended, the proved developed reserves will be increased to the lesser of the actual proved developed reserves or the contracted quantities. A significant decline in oil and gas prices from current levels, or other factors, without other mitigating circumstances, could cause a future writedown of capitalized costs and a non-cash charge against future earnings.
Oil and gas drilling and producing operations are hazardous and expose us to environmental liabilities.
      Oil and gas operations are subject to many risks, including well blowouts, cratering and explosions, pipe failure, fires, formations with abnormal pressures, uncontrollable flows of oil, natural gas, brine or well fluids, and other environmental hazards and risks. Our drilling operations involve risks from high pressures and from mechanical difficulties such as stuck pipes, collapsed casings and separated cables. If any of these risks occur, we could sustain substantial losses as a result of:

•	injury or loss of life;

•	severe damage to or destruction of property, natural resources and equipment;

•	pollution or other environmental damage;

•	clean-up responsibilities;

•	regulatory investigations and penalties;

•	and suspension of operations.
      Our liability for environmental hazards includes those created either by the previous owners of properties that we purchase or lease or by acquired companies prior to the date we acquire them. We maintain insurance against some, but not all, of the risks described above. Our insurance may not be adequate to cover casualty losses or liabilities. Also, in the future we may not be able to obtain insurance at premium levels that justify its purchase.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus/proxy statement and the documents incorporated or deemed to be incorporated by reference in this prospectus/proxy statement contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, which are based on assumptions and estimates and describe our future plans, strategies and expectations, are generally identifiable by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “seek,” or similar expressions. Shareholders are cautioned not to place undue reliance on forward-looking statements. By its nature, forward-looking information of the Company involves numerous assumptions, inherent risks and uncertainties both general and specific that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur.
      Important factors that could cause actual results to differ materially from the forward-looking statements we make or incorporate by reference in this prospectus/proxy statement are described under the caption “Risk Factors” in this prospectus/proxy statement and in the documents incorporated or deemed to be incorporated by reference in this prospectus/proxy statement. Among these risks and uncertainties are: pricing and production levels from the properties in which Magellan and MPAL have interests, the extent of the recoverable reserves at those properties and the ability of MPAL and its production partners at the Mereenie and Palm Valley fields to successfully negotiate terms of agreement for the future sale of additional gas reserves from these fields beyond their existing contractual expiration dates in 2009 and 2012, including the likelihood of success of competitors in securing contracts for the future supply of gas to the current Northern Territory Government customers of the Mereenie and Palm Valley joint venture producers; the possibility that any wells drilled on MPAL’s exploration permits may fail to encounter hydrocarbons in commercial quantities; the pricing of natural gas and oil in relevant markets; the effects of competition and pricing pressures; risks and uncertainties involving the geology of natural gas and oil; operational risks in exploring for, developing and producing natural gas and oil; the uncertainty of estimates and projections relating to production, costs and expenses; shifts in market demands; risks inherent in the Company’s marketing operations; industry overcapacity; the strength of the Australian economy in general; currency and interest rate fluctuations; general global and economic and business conditions; changes in business strategies; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves estimates; various events which could disrupt operations, including severe weather conditions, technological changes, our anticipation of and success in managing the above risks; potential increases in maintenance expenditures; changes in laws and regulations, including trade, fiscal, environmental and regulatory laws; and health, safety and environmental risks that may affect projected reserves and resources and anticipated earnings or assets.

      We caution that the foregoing list of important factors is not exhaustive. If one or more of these risks or uncertainties materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from future results, performance or achievements expressed or implied by these forward-looking statements. All forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements in this section. We undertake no obligation to publicly update or revise any forward-looking statements provided in this document, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.
GENERAL VOTING INFORMATION
General; Revocation
      A Magellan shareholder may revoke his or her proxy at any time before it is voted at the Annual Meeting by (i) so notifying the Company in writing at the address set forth on page 2; (ii) signing and dating a new and different proxy card of a later date; or (iii) voting your shares in person or by your duly appointed agent at the Annual Meeting.
      The persons named in the enclosed form of proxy will vote the shares of common stock represented by said proxy on Proposals One, Two and Three in accordance with the specifications made by means of a ballot provided in the proxy, and will vote such shares in their discretion on any other matters properly coming before the meeting or any adjournment or postponement thereof. The Board of Directors knows of no matters which will be presented for consideration at the meeting other than those matters referred to in this prospectus/proxy statement.
      The record date for the determination of shareholders entitled to notice of and to vote at the meeting has been fixed by the Board of Directors as the close of business on January 6, 2006. On that date, there were 25,783,243 outstanding shares of Magellan common stock.
Votes Required For Approval
      Each outstanding share of common stock is entitled to one vote on each of Proposals One, Two and Three. Article Twelfth of the Company’s Restated Certificate of Incorporation provides that:

“Any matter to be voted upon at any meeting of stockholders must be approved, not only by a majority of the shares voted at such meeting (or such greater number of shares as would otherwise be required by law or this Certificate of Incorporation), but also by a majority of the stockholders present in person or by proxy and entitled to vote thereon; provided, however, except and only in the case of the election of directors, if no candidate for one or more directorships receives both such majorities, and any vacancies remain to be filled, each person who receives the majority in number of the stockholders present in person or by proxy and voting thereon shall be elected to fill such vacancies by virtue of having received such majority. When shares are held by members or stockholders of another company, association or similar entity and such persons act in concert, or when shares are held by or for a group of stockholders whose members act in concert by virtue of any contract, agreement or understanding, such persons shall be deemed to be one stockholder for the purposes of this Article.”
      We may require brokers, banks and other nominees holding shares for beneficial owners to furnish information with respect to such beneficial owners for the purpose of applying the last sentence of Article Twelfth.
      Only shareholders of record are entitled to vote; beneficial owners of Magellan common stock whose shares are held by brokers, banks and other nominees (such as persons who own shares in “street name”) are not entitled to a vote for purposes of applying the provision relating to the vote of a majority of shareholders. Each shareholder of record is considered to be one stockholder, regardless of the number of persons who might have a beneficial interest in the shares held by such shareholder. For example, assume XYZ broker is the shareholder of record for ten persons who each beneficially own 100 shares of the Company, eight of these beneficial owners direct XYZ to vote in favor of a proposal and two direct XYZ to vote against the proposal.

For purposes of determining the vote of the majority of shares, 800 shares would be counted in favor of the proposal and 200 shares against the proposal. For purposes of determining the vote of a majority of shareholders, one shareholder would be counted as voting in favor of the proposal.
      The holders of thirty-three and one third percent (33.33%) of the total number of shares entitled to be voted at the meeting, present in person or by proxy, shall constitute a quorum for the transaction of business. In counting the number of shares voted, broker nonvotes and abstentions will not be counted and will have no effect. In counting the number of shareholders voting, (i) broker nonvotes will have no effect and (ii) abstentions will have the same effect as a negative vote or, in the case of the election of directors, as a vote not cast in favor of the nominee.
      For Proposal One — the election of one director — if no one candidate for a directorship receives the affirmative vote of a majority of both the shares voted and of the shareholders present in person or by proxy and voting thereon, then the candidate who receives the majority in number of the shareholders present in person or by proxy and voting thereon shall be elected.
      Approval of Proposal Two — the ratification of the appointment of independent auditors will require the affirmative vote of a majority of the shares of Magellan common stock represented in person or by proxy and entitled to vote on the Proposal and the affirmative vote of a majority of the shareholders present in person or by proxy and voting thereon.
      Approval of Proposal Three — the issuance and exchange of approximately 15.7 million shares of common stock in relation to the Exchange Offer — requires the affirmative vote of a majority of the shares of Magellan common stock represented in person or by proxy and entitled to vote on the proposal and the affirmative vote of a majority of the shareholders present in person or by proxy and voting thereon.
Solicitation of Proxies
      The entire expense of preparing and mailing this prospectus/proxy statement and any other soliciting material (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors and solicitors, public relations, transportation and litigation) will be borne by us. In addition to the use of the mail, the Company or certain of its employees may solicit proxies by telephone, telegram and personal solicitation; however, no additional compensation will be paid to those employees in connection with such solicitation. The cost of the proxy solicitation will be borne by us. The Company has engaged The Proxy Advisory Group of Strategic Stock Surveillance, LLC, to assist in the solicitation of proxies and provide related advice and informational support, for a services fee and the reimbursement of customary disbursements, which are not expected to exceed $20,000.
      Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward solicitation material to the beneficial owners of the Magellan common stock that such institutions hold of record, and we will reimburse such institutions for their reasonable out-of-pocket disbursements and expenses.
PROPOSALS TO BE CONSIDERED AND VOTED
UPON AT THE ANNUAL MEETING
      At the Annual Meeting, shareholders will act on the following items of business: (1) the election of one director; (2) the ratification of the appointment of independent auditors and (3) the issuance of approximately 15.7 million shares of our common stock in connection with our proposed Exchange Offer for all of MPAL’s Minority Shares.
PROPOSAL ONE — ELECTION OF ONE DIRECTOR
      In accordance with the Company’s By-Laws, one director is to be elected to hold office for a term of three years, expiring with the 2008 Annual Meeting of Shareholders. The Company’s By-Laws provide for three classes of directors who are to be elected for terms of three years each and until their successors shall have been elected and shall have been duly qualified. The nominee, Timothy L. Largay, is currently a director of the Company. If no one candidate for a directorship receives the affirmative vote of a majority of both the shares voted and of the shareholders present in person or by proxy and voting thereon, then the candidate who receives the majority in number of the shareholders present in person or by proxy and voting thereon shall be elected. The persons named in the accompanying proxy will vote properly executed proxies for the election of the persons named above, unless authority to vote for either or both nominees is withheld.
      THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE ELECTION OF THE NOMINEE.
      The following table sets forth certain information about the nominee for director and each director whose term of office continues beyond the 2005 Annual Meeting. The information presented includes, with respect to each such person, his business history for at least the past five years; his age as of the date of this proxy statement; his other directorships, if any; his other positions with the Company, if any; and the year during which he first became a director of the Company.

	Director
Name	Since	Other Offices Held with Company	Age and Business Experience*

Nominee for director with a term expiring at the 2008 Annual Meeting:
Timothy L. Largay	1996	Director; Nominating Committee Chairman, member of the Compensation Committee, Assistant Secretary	Mr. Timothy L. Largay has been a partner in the law firm of Murtha Cullina LLP, Hartford, Connecticut since 1974. Mr. Largay has been a director of MPAL since August 2001. He is also Assistant Secretary of Canada Southern Petroleum Ltd., Calgary, Alberta, Canada. Murtha Cullina has been retained by the Company for more than five years and is being retained during the current year. Age 62.
Directors continuing in office with terms expiring at the 2006 Annual Meeting:
Donald V. Basso	2000	Director, member of the Audit Committee	Mr. Donald V. Basso was elected a director of the Company in 2000. Mr. Basso served as a consultant and Exploration Manager for Canada Southern Petroleum Ltd. from October 1997 to May 2000. He also served as a consultant to Ranger Oil & Gas Ltd. during 1997. From 1987 to 1997, Mr. Basso served as Exploration Manager for Guard Resources Ltd. Mr. Basso has over 40 years experience in the oil and gas business in the United States, Canada and the Middle East. Age 67.
Director continuing in office with a term expiring at the 2007 Annual Meeting:
Ronald P. Pettirossi	1997	Director, Chairman of the Audit Committee, member of the Nominating and Compensation Committees	Mr. Ronald P. Pettirossi has been President of ER Ltd., a consulting company since 1995. Mr. Pettirossi is a former audit partner of Ernst & Young LLP, who worked with public and privately held companies for 31 years. Age 62.

	Director
Name	Since	Other Offices Held with Company	Age and Business Experience*

Walter McCann	1983	Director, Chairman of the Board, Chairman of the Compensation Committee, member of the Audit and Nominating Committees	Mr. Walter McCann, a former Business School Dean, was the President of Richmond College, The American International University, located in London, England from January 1993 until his retirement in July 2002. Mr. McCann has been a director of MPAL since 1997. From 1985 to 1992, he was President of Athens College in Athens, Greece. He is a retired member of the Bars of Massachusetts and the District of Columbia. Age 68.

*	All of the named companies are engaged in oil, gas or mineral exploration and/or development, except where noted.
      All officers are elected annually and serve at the pleasure of the Board of Directors. No family relationships exist between any of the directors or officers.
Corporate Governance

Director Independence
      The Board has determined that Messrs. Basso, Largay, Pettirossi and McCann are independent directors under the listing standards of the Nasdaq Stock Market, Inc. and rules adopted by the Securities and Exchange Commission (“SEC”).

Standards Of Conduct And Business Ethics
      The Company has adopted Standards of Conduct for the Company (the “Standards”), which amended the Standards in August 2004. Under the Standards, all directors, officers and employees (“Employees”) must demonstrate a commitment to ethical business practices and behavior in all business relationships, both within and outside of the Company. All Employees who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of the Company’s business. Any waivers of or changes to the Standards must be approved by the Board and appropriately disclosed under applicable law and regulation.
      The Company’s Standards are available on the Company’s website at www.magpet.com and it is our intention to provide disclosure regarding waivers of or amendments to the policy by posting such waivers or amendments to the website in the manner provided by applicable law.

Communications with Directors
      Any shareholder wishing to communicate with the Board generally, Mr. Walter McCann, Chairman of the Board, or another Board member, may do so by contacting the Company’s Corporate Secretary at the address, telephone number, facsimile or e-mail address listed below:

Magellan Petroleum Corporation
10 Columbus Boulevard
Hartford, CT 06106
Attention: Corporate Secretary
telephone: (860) 293-2006
facsimile: (860) 293-2349
electronic mail: info@magpet.com

All communications will be forwarded to the Board, Mr. McCann, or another Board member, as applicable. The Corporate Secretary has been authorized by the Board of Directors to screen frivolous or unlawful communications or commercial advertisements.

Director Attendance at Annual Meetings
      All directors attended the 2004 Annual Meeting of Shareholders. Directors are expected, but not required, to attend the 2005 Annual Meeting of Shareholders.

The Board Nomination Process
      The Board established a Nominating Committee in June 2004. The Committee identifies director nominees based primarily on recommendations from management, Board members, shareholders, and other sources. The Committee identifies nominees who possess qualities such as personal and professional integrity, sound business judgment, and petroleum industry or financial expertise. The Committee also considers age and diversity (broadly construed to mean a variety of opinions, perspectives, personal and professional experiences and backgrounds, such as gender, race and ethnicity differences, as well as other differentiating characteristics) in making their selections for nominees to the Board.
      The Company requires that a majority of the directors meet the criteria for independence required under applicable laws and regulations. Accordingly, the Board considers the independence standards as part of its process in evaluating director nominees. In accordance with these standards, a director must be determined by the Board to be free of any relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Finally, the Board also evaluates other factors that they may deem are in the best interests of the Company and its shareholders. The Committee does not currently employ an executive search firm, or pay a fee to any other third party, to locate qualified candidates for director positions.
      Although the Committee has not adopted a written policy with regard to the consideration of any director candidates recommended to the Committee by shareholders, all candidates submitted by shareholders or a shareholder group will be reviewed and considered in the same manner as all other candidates. Shareholders who wish to recommend a prospective director nominee for consideration by the Committee must notify the Corporate Secretary in writing at the Company’s offices at 10 Columbus Boulevard, Hartford, CT 06106 no later than September 30, 2006. The Corporate Secretary will pass all such shareholder recommendations on to the Committee for consideration by the Committee. Any such recommendation should provide whatever supporting material the shareholder considers appropriate, but should at a minimum include such background and biographical material as will enable the Committee to make an initial determination as to whether the nominee satisfies the Board membership criteria set forth above. A shareholder or shareholder group that nominates a candidate for the Board will be informed of the status of his/her recommendation after it is considered by the Committee and the Board. No shareholder nominations were received by the Committee during the Company’s fiscal year ended June 30, 2005.
      If a shareholder wishes to nominate a candidate for election to the Board at the 2006 Annual Meeting of Shareholders, he or she must follow the rules contained in Article II, Section 2.2 of the Company’s Bylaws, described below under the heading “Shareholder Proposals.”
Committees
      The standing committees of the Board are the Audit Committee, which is comprised of Messrs. Basso, McCann and Pettirossi, (Chairman), the Compensation Committee, which is comprised of Mr. McCann (Chairman), Mr. Pettirossi and Mr. Largay and the Nominating Committee, which is comprised of Mr. Largay (Chairman), Mr. Pettirossi, and Mr. McCann. Ten (10) meetings of the Board, four (4) meetings of the Audit Committee and no meetings of the Compensation Committee were held during the fiscal year ended June 30, 2005. No director attended less than 75% of the aggregate number of meetings held by the Board and the committees on which he served.

      The functions of the Audit Committee are set forth in its charter which was amended in July 2004 and which was attached as Appendix A to the Company’s Proxy Statement for its 2004 Annual Meeting. The Charter is also posted on the Company’s web site, www.magpet.com. The Audit Committee has the authority to institute special investigations and to retain outside advisors as it deems necessary in order to carry out its responsibilities.
      The Board of Directors has determined that all of the members of the Audit Committee are “independent,” as defined by the rules of the SEC and the Nasdaq Stock Market, Inc. The Board of Directors has further determined that each of the members of the Audit Committee is financially literate and that Mr. Pettirossi is an audit committee financial expert, as such term is defined under SEC regulations.
Report of the Audit Committee Addressing Specific Matters
      On October 29, 1999, the Board of Directors adopted a formal, written charter for the Audit Committee of the Company. The Charter was amended in July 2004 and most recently filed as Appendix A to the Company’s 2004 proxy statement. Each member of the Audit Committee is an “independent director” for purposes of applicable SEC rules and Nasdaq listing standards.
      In connection with the preparation and filing of the Company’s consolidated audited financial statements for the fiscal year ended June 30, 2005 (the “audited financial statements”), the Audit Committee performed the following functions:

•	The Audit Committee reviewed and discussed the audited financial statements with senior management and the Company’s independent auditors. The review included a discussion of the quality, not just the acceptability, of the Company’s accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the forward looking statements.

•	The Audit Committee also discussed with its independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 (“Communications With Audit Committees”).

•	The Audit Committee received the written disclosures and the letter from its independent auditors required by Independence Standards Board Standard No. 1 (“Independence Discussions With Audit Committees”), and discussed with the independent auditors its independence from the Company and considered the compatibility of the auditors’ nonaudit services to the Company, if any, with the auditors’ independence.
      Based upon the functions performed, the Audit Committee recommended to the Board of Directors, and the Board approved, that the audited financial statements be included in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2005, for filing with the SEC. The Audit Committee has also approved, subject to shareholder ratification, the selection of Deloitte & Touche LLP as the Company’s independent auditors for the fiscal year ending June 30, 2006.

Audit Committee Members:
Donald V. Basso
Walter McCann
Ronald P. Pettirossi (Chairman)

Additional Information Concerning Directors And Executive Officers

Executive Compensation
      The following table sets forth certain summary information concerning the compensation of Mr. Daniel J. Samela, who is President, Chief Executive Officer and Chief Financial Officer of the Company, and each of the most highly compensated executive officers of the Company who earned in excess of $100,000 during fiscal year 2005 (collectively, the “Named Executive Officers”).
Summary Compensation Table

			Long Term
			Compensation
	Annual		Awards
	Compensation		Securities
			Underlying	All Other
	Fiscal	Salary	Options/SARs	Compensation
Name and Principal Position	Year	($)	(#)	($)

Daniel J. Samela	2005	175,000	—	26,250	(1)
President, Chief Executive Officer	2004	41,667	30,000	6,250	(1)
and Chief Financial Officer	2003	—	—	—
T. Gwynn Davies	2005	188,857	—	72,301	(2)
General Manager — MPAL	2004	177,144	—	65,436	(2)
(Effective Oct. 30, 2001)	2003	138,000	—	51,000	(2)

(1)	Payment to a SEP-IRA pension plan.

(2)	Payment to pension plan similar to an individual retirement plan.

Compensation of Directors
      Messrs. Donald V. Basso, Timothy L. Largay, and Ronald P. Pettirossi were each paid director’s fees of $40,000 during fiscal year 2005. Mr. Walter McCann was paid $65,000 as Chairman of the Board. In addition, Mr. Pettirossi was paid $7,500 as Chairman of the Audit Committee.
      Under the Company’s medical reimbursement plan for all outside directors, the Company reimburses certain directors the cost of their medical premiums, up to $500 per month. During fiscal 2005, the cost of this plan was approximately $18,000.
      On November 28, 2005, the Board of Directors awarded non-qualified stock options to each of the four (4) members of the Board. Each of the options covers 100,000 shares, has a per share exercise price of $1.60 and expires on November 28, 2015. Each of the options is immediately exercisable in full.

Stock Options
      The following tables provide information about stock options granted and exercised during fiscal 2005 and unexercised stock options held by the Named Executive Officers at the end of fiscal year 2005.
Options/SAR Grants in Fiscal Year 2005

Potential Realized
	Individual Grants				Value at Assumed
Annual Rates of
		% of Total			Stock Price
		Options/SARs	Exercise		Appreciation for
		Granted to	or Base		Option Terms
	Options/SARs	Employees in	Price	Expiration
Name	Granted (#)	Fiscal Year	($/Sh)	Date	5% ($)	10% ($)

Daniel J. Samela	0	0	0	—	0	0
T. Gwynn Davies	0	0	0	—	0	0
Aggregated Option/SAR Exercises in Fiscal 2005 and June 30, 2005
Option/SAR Values Table

	Number of		Number of Unexercised		Value of Unexercised
	Securities		Options/SARs		In-the-Money Options/SARs
	Underlying	Value	at 2005 Year-End (#)		at 2005 Year-End ($)
	Options/SARs	Realized
Name	Granted (#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Daniel J. Samela	—	—	10,000	20,000	24,000	48,000
T. Gwynn Davies	—	—	—	—	—	—

Employment Agreement
      On March 1, 2004, the Company entered into a thirty-six month employment agreement with Mr. Daniel J. Samela. The thirty-six month term automatically renews each 30-day period during Mr. Samela’s term of employment, unless he elects to retire or the agreement is terminated according to its terms. The agreement provides for him to be employed as the President and Chief Executive Officer of the Company, effective as of July 1, 2004, at a salary of $175,000 per annum, and an annual contribution of 15% of the salary to a SEP/IRA pension plan for Mr. Samela’s benefit. The employment agreement may be terminated for cause (as defined in the agreement), on written notice by the Company without cause, by Mr. Samela’s resignation or upon a change in control of the Company (as defined in the agreement). Upon a termination without cause, Mr. Samela will be entitled to payment of the balance of salary and average bonus payments due for the term of the agreement. If, during the two-year period following a change in control, Mr. Samela terminates his employment for good reason (as defined in the agreement) or the Company terminates his employment other than for cause or disability (as defined in the agreement), then Mr. Samela will be paid an amount equal to three times his annual base salary and three-year average bonus payment, plus any previously deferred compensation, accrued vacation pay, and three years of reimbursements for medical coverage and insurance benefits. In addition, any then-unvested options will be accelerated so as to become fully exercisable. If, at any time after the two-year period following a change in control, Mr. Samela terminates his employment for good reason or the Company terminates his employment other than for cause of disability, then he will be paid an amount equal to his then current annual salary and a three-year average bonus payment. In addition, any then-unvested options will be accelerated so as to become fully exercisable.

Compensation Committee Interlocks and Insider Participation
      The only officers or employees of the Company or any of its subsidiaries, or former officers or employees of the Company or any of its subsidiaries, who participated in the deliberations of the Board concerning executive officer compensation during the fiscal year ended June 30, 2005 were Messrs. Daniel T. Samela and Timothy L. Largay. At the time of such deliberations, Mr. Largay was a director of the Company. Because he does not serve on the Board, Mr. Samela did not participate in any discussions or deliberations regarding his own compensation. Mr. Largay does not receive any compensation for his services as Assistant Secretary.

Compensation Committee Report
      During June 2004, the Board of Directors established a compensation committee consisting of Messrs. McCann (Chairman), Largay and Pettirossi. The compensation of each of the Company’s executive officers over the past several years has been determined as discussed below. In establishing compensation, the Company has considered the value of the services rendered, the skills and experience of each executive officer, the Company’s circumstances and other factors. The Board did establish specific guidelines governing last year’s compensation for Mr. Samela, and there was a specific relationship between corporate performance and the compensation of Mr. Samela in the fiscal year ended June 30, 2005.
      The independent directors of MPAL determined Mr. Davies’ compensation. Consistent with its usual practice on compensation of MPAL employees, the Board of Directors of Magellan did not intervene in that determination.

Timothy L. Largay
Ronald P. Pettirossi
Walter McCann (Chairman)

Tax Deductibility of Compensation
      At this time, the Company does not expect that the Revenue Reconciliation Act of 1993 will have any effect on the Company’s executive compensation because it is not likely that the compensation paid to any executive will exceed $1 million.

Compliance with Section 16(a) of the Securities Exchange Act of 1934
      Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s executive officers, directors and persons who beneficially own more than 10% of the Company’s Common Stock to file initial reports of beneficial ownership and reports of changes in beneficial ownership with the Securities and Exchange Commission. Such persons are required by the SEC regulations to furnish the Company with copies of all Section 16(a) forms filed by such persons. Based solely on copies of forms received by it, or written representations from certain reporting persons that no Form 5’s were required for those persons, the Company believes that during the fiscal year ended June 30, 2005, its executive officers, directors, and greater than 10% beneficial owners complied with all applicable filing requirements.
Certain Relationships and Related Party Transactions
      During the year ended June 30, 2005, the Company paid G&O’D INC. $65,700 for providing accounting and administrative services, a firm owned by Mr. James R. Joyce, who served as the Company’s President and Chief Financial Officer until June 30, 2004. In addition, the Company purchased $12,000 of office equipment from G&O’D INC.

Security Ownership Of Magellan Management and Shareholders
      The following table sets forth information as to the number of shares of the Company’s Common Stock owned beneficially as of January 18, 2006 (except as otherwise indicated) by each director (or nominee director) and each Named Executive Officer listed in the Summary Compensation Table and by all directors and executive officers of the Company as a group:

	Amount and Nature
	of Beneficial
	Ownership*
			Percent of
Name of Individual or Group	Shares	Options	Class

Donald Basso	11,000	100,000	**
T. Gwynn Davies	—	—	**
Timothy L. Largay	6,000	100,000	**
Walter McCann	59,368	100,000	**
Ronald P. Pettirossi	6,500	100,000	**
Daniel J. Samela	—	10,000	**
Directors and Executive Officers as a Group (a total of 6)	82,868	410,000	**

*	Unless otherwise indicated, each person listed has the sole power to vote and dispose of the shares listed.

**	The percent of class owned is less than 1%.
      The Company is not aware of any person or entity that is the beneficial owner of 5% or more of the Company’s common stock.
Equity Compensation Plan Information
      The following table provides information about the Company’s common stock that may be issued upon the exercise of options and rights under the Company’s existing equity compensation plan as of January 18, 2006.

	Number of	Weighted	Number of Securities
	Securities to be	Average Exercise	Remaining Available
	Issued upon	Price of	for Issuance Under
	Exercise of	Outstanding	Equity Compensation
	Outstanding	Options,	Plans (Excluding
	Options, Warrants	Warrants and	Securities Reflected
	and Rights	Rights	in Column (a))
Plan Category	(a) (#)	(b) ($)	(c) (#)

Equity compensation plans approved by security holders	430,000	$1.59	395,000

Performance Graph
      The graph below compares the cumulative total returns, including reinvestment of dividends, if applicable, on the Company’s Common Stock with the returns on companies in the NASDAQ Index and an Industry Group Index (Media General’s Independent Oil and Gas Industry Group).
      The chart displayed below is presented in accordance with SEC requirements. The graph assumes a $100 investment made on July 1, 2000 and the reinvestment of all dividends. Shareholders are cautioned against drawing any conclusions from the data contained therein, as past results are not necessarily indicative of future performance.
Comparison Of Five-Year Cumulative Total Return
COMPARE 5-YEAR CUMULATIVE TOTAL RETURN
AMONG MAGELLAN PETROLEUM CORP.,
NASDAQ MARKET INDEX AND HEMSCOTT GROUP INDEX
ASSUMES $100 INVESTED ON JULY 1, 2000
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING JUNE 30, 2005

	Dollar Value of $100 Investment at June 30,

	2000	2001	2002	2003	2004	2005

Magellan Petroleum	100.00	83.51	68.68	93.65	102.24	187.31

Hemscott Group Index	100.00	106.88	103.04	122.33	173.57	268.75

Nasdaq Market Index	100.00	55.38	37.56	41.77	53.12	53.07

PROPOSAL TWO — RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS
      The Audit Committee of the Board of Directors has engaged Deloitte & Touche LLP to serve as the Company’s independent registered public accounting firm to audit the Company’s accounts and records for the fiscal year ending June 30, 2006, and to perform other appropriate services. Shareholders are hereby asked to ratify the Board’s appointment of Deloitte & Touche LLP as the Company independent auditors for the fiscal year ending June 30, 2006.
      We expect that a representative from Deloitte & Touche LLP will be present at the Annual Meeting. Such representative will have the opportunity to make a statement if he or she so desires and is expected to be available to respond to appropriate questions.
      THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” PROPOSAL 2.
Previous Independent Auditors
      On August 15, 2003, the Audit Committee of the Board of Directors of the Company determined to dismiss Ernst & Young LLP as the Company’s independent auditors, effective upon completion of the annual audit for the fiscal year ended June 30, 2003. This decision was subject to the condition that MPAL, the Company’s majority owned subsidiary, make a similar determination to dismiss Ernst & Young as its independent auditors. Ernst & Young LLP had served as the Company’s independent auditors for many years. On September 4, 2003, the audit committee of the Board of Directors of MPAL made a similar determination to dismiss Ernst & Young as its independent accountants, effective upon the completion of the annual audit for the fiscal year ended June 30, 2003.
      The reports of Ernst & Young LLP on the Company’s financial statements for the two fiscal years ended June 30, 2003 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to audit scope or accounting principles.
      Ernst & Young LLP was dismissed on September 26, 2003, upon filing of the Company’s annual report on Form 10-K for the fiscal year ended June 30, 2003. The report of Ernst & Young LLP was dated September 19, 2003.
      In connection with the audits of the Company’s financial statements for each of the two fiscal years ended June 30, 2003 and through September 19, 2003, there were no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to Ernst & Young LLP’s satisfaction, would have caused Ernst & Young LLP to make reference to the matter in their report. In addition, there were no “reportable events” as that term is described in Item 304(a)(1)(v) of Regulation S-K.
New Independent Auditors
      Effective October 30, 2003, the Audit Committee of the Company’s Board of Directors retained Deloitte & Touche LLP as the Company’s new independent auditors for the fiscal year ended June 30, 2004.
      During the Company’s two most recent fiscal years and the subsequent interim period(s) prior to engaging Deloitte & Touche LLP, neither the Company nor anyone acting on behalf of the Company consulted Deloitte & Touche LLP regarding (i) either (a) the application of accounting principles to a specified transaction, either completed or proposed, or (b) the type of audit opinion that might be rendered on the Company’s financial statements; or (ii) any matter that was either the subject of a disagreement (as defined in paragraph 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a reportable event (as described in paragraph 304(A)(1)(v) of Regulation S-K). In addition, during the Company’s two most recent fiscal years and the subsequent interim period(s) prior to engaging Deloitte & Touche LLP, no written report was provided by Deloitte & Touche LLP to the Company and no oral advice was provided that Deloitte & Touche LLP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue.

Principal Accountant’s Fees and Services
      During the fiscal years ended June 30, 2004 and June 30, 2005, the Company retained its current principal auditor, Deloitte & Touche LLP, to provide services in the following categories and amounts.
Audit Fees
      The aggregate fees paid or to be paid to Deloitte & Touche LLP for the fiscal years ended June 30, 2004 and June 30, 2005, for the review of the financial statements included in the Company’s Quarterly Reports on Form 10-Q and the audit of financial statements included in the Annual Report on Form 10-K for the fiscal years ended June 30, 2004 and June 30, 2005, respectively, were $208,432 and $195,702.

Audit-Related Fees	$0
Tax Fees	$0
All Other Fees	$0
Pre-Approval Policies
      Under the terms of its Charter, the Audit Committee is required to pre-approve all the services provided by, and fees and compensation paid to, the independent auditors for both audit and permitted non-audit services. When it is proposed that the independent auditors provide additional services for which advance approval is required, the Audit Committee may form and delegate authority to a subcommittee consisting of one or more members, when appropriate, with the authority to grant pre-approvals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant pre-approvals are to be presented to the Committee at its next scheduled meeting.
Auditors for MPAL
      Deloitte Touche Tohmatsu, an entity affiliated with Deloitte & Touche LLP, has served as independent auditors to MPAL since September 2003.
PROPOSAL THREE — APPROVAL OF ISSUANCE OF STOCK IN THE EXCHANGE OFFER
      We are seeking shareholder approval of the issuance of approximately 15.7 million shares of our common stock in the Exchange Offer described below, as required by Nasdaq Marketplace Rule 4350.
      Our Board of Directors has approved the Exchange Offer for all of the MPAL Minority Shares in exchange for shares of our common stock. Additionally, in connection with the Exchange Offer, our Board of Directors has approved the issuance of that number of shares of our common stock necessary to consummate the Exchange Offer and has directed that the proposal be submitted to the vote of the shareholders at the 2005 Annual Meeting.
Required Vote and Recommendation of Board of Directors
      Approval of the proposal for the issuance and exchange of approximately 15.7 million shares of common stock in relation to the Exchange Offer for the MPAL Minority Shares requires (1) an affirmative vote of a majority of the shares of Magellan common stock present in person or by proxy and entitled to vote on the proposal and (2) the affirmative vote of a majority of the shareholders present in person or by proxy and entitled to vote thereon. As of the date hereof, Magellan’s directors and executive officers beneficially own approximately 0.32% of Magellan’s issued and outstanding shares.
      THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL OF THE ISSUANCE AND EXCHANGE OF APPROXIMATELY 15.7 MILLION SHARES OF MAGELLAN’S COMMON STOCK IN THE EXCHANGE OFFER.

Nasdaq Approval Requirements and Nasdaq, BSE and ASX Listings

Approval Requirements
      Nasdaq rules require the approval of our shareholders prior to the issuance of additional shares of our common stock in any transaction if,

1) the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such stock or of securities convertible into or exercisable for common stock; or

2) the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock.
      As of January 18, 2006, there were 25,783,243 shares of our common stock outstanding and 430,000 shares reserved for issuance for outstanding stock options. If we were to acquire 100% of the MPAL Minority Shares, it is currently estimated that approximately 15.7 million shares of our common stock would be issued, representing an increase of approximately 61% of our currently outstanding shares. The issuance of the shares of our common stock will allow us to conduct and consummate the Exchange Offer described below.

Nasdaq, BSE and ASX Listings
      Magellan intends that, as of the closing of the Exchange Offer, the shares of Magellan common stock issuable in connection with the Exchange Offer will be listed on the Nasdaq Capital Market and on the BSE. We will prepare and file with the Nasdaq Capital Market and the BSE a notification form for the change in the number of shares of our common stock outstanding following the completion of the Exchange Offer. Magellan expects that Nasdaq and BSE trading in such shares will be effective upon issuance. Magellan also intends that the shares of Magellan common stock issuable in connection with the Exchange Offer will be listed for trading on the ASX in the form of CDIs. See “Certain Legal Matters and Regulatory Approvals — ASX Listing Approval Process.”
Impact of Issuance on Existing Shareholders
      Magellan’s existing shareholders will have rights which are equal to those of the holders of the newly-issued common stock. In determining whether to vote for this proposal, shareholders should consider that they are subject to the risk of substantial dilution of their interests which will result from the issuance of shares of common stock, and that as a result of the issuance of such common stock, the current shareholders will own a smaller percentage of the outstanding common stock of Magellan. Immediately following the completion of the Exchange Offer with MPAL shareholders, assuming that all of the remaining MPAL shares are tendered into the Exchange Offer, we estimate that MPAL shareholders will hold approximately 37.9% of Magellan’s estimated total shares of common stock outstanding after the Exchange Offer.
Registration under the Securities Act of 1933; Resales of Magellan Shares
      The shares of Magellan common stock to be issued in the Exchange Offer will be registered by Magellan under the U.S. Securities Act of 1933 and will be freely transferable under the Securities Act, except for shares of Magellan common stock issued to any person who is deemed to be an “affiliate” of MPAL prior to the Exchange Offer. Persons who may be deemed to be “affiliates” of MPAL prior to the Exchange Offer include individuals or entities that control, are controlled by, or are under common control of MPAL prior to the Exchange Offer, and may include officers and directors, as well as principal shareholders of MPAL prior to the Exchange Offer. Magellan will notify MPAL affiliates, if any, of this status separately. Persons who may be deemed to be affiliates of MPAL prior to the Exchange Offer may not sell any of the shares of Magellan common stock received by them in the Exchange Offer in the United States, except pursuant to:

•	an effective registration statement under the U.S. Securities Act of 1933, as amended, covering the resale of those shares;

•	an exemption under paragraph (d) of Rule 145 under the U.S. Securities Act of 1933, as amended; or

•	any other applicable exemption under the U.S. Securities Act of 1933, as amended.
      Our registration statement on Form S-4, of which this prospectus/proxy statement forms a part, does not cover the resale of shares of Magellan common stock to be received in the Exchange Offer by persons who may be deemed to be affiliates of MPAL prior to the Exchange Offer.
THE EXCHANGE OFFER
Background of the Exchange Offer
      From time to time during the past several years the Board of Directors of Magellan has considered various strategic options regarding its controlling interest in MPAL. During this period, representatives of management of Magellan and MPAL have discussed the limitations and inefficiencies of the existing ownership structure and the possible alternatives for resolving these issues. During 2003 and 2004, Magellan increased its ownership position in MPAL through (1) purchases of MPAL shares in the open market and (2) the July 2003 exchange of 1,300,000 Magellan shares for 1,200,000 MPAL shares previously owned by Sagasco Amadeus Pty Limited, which raised Magellan’s ownership stake to approximately 55% of MPAL. By early 2004, Magellan’s Board of Directors decided to explore the feasibility of acquiring all of the MPAL Minority Shares in the Exchange Offer.
      On July 1, 2004, representatives of TM Capital met with Mr. Daniel Samela at Magellan’s offices to discuss the feasibility of acquiring the MPAL Minority Shares and to discuss TM Capital’s credentials for serving as financial advisor to Magellan. TM Capital discussed its affiliation with the Australian investment banking firm Baron Partners and how TM Capital and Baron Partners could serve jointly as financial advisors to Magellan.
      On July 22, 2004, during a regularly scheduled Board of Directors meeting, Magellan directors met with representatives from TM Capital and spoke with representatives from Baron Partners telephonically. Representatives from TM Capital and Baron Partners presented certain preliminary information regarding a potential exchange offer. In addition, they discussed their respective experiences in serving as financial advisors in similar transactions, an overview of Australian takeover rules for listed companies and the terms under which the two investment banking firms could be jointly retained. Over the next several months, discussions continued among Magellan management, its directors and U.S. legal counsel, Murtha Cullina LLP, regarding further review of the impact of the Exchange Offer and the retention of TM Capital and Baron Partners as financial advisors. After negotiations regarding the terms of their engagement TM Capital and Baron Partners were retained as financial advisors to Magellan on November 22, 2004.
      On January 18, 2005, representatives of TM Capital and Baron Partners presented materials to the Magellan board and discussed potential scenarios under which Magellan would offer to acquire the MPAL Minority Shares in exchange for shares of Magellan. In January 2005, Magellan retained the Australian law firm Watson Mangioni as legal counsel to advise it in connection with the Exchange Offer. On February 16, 2005, representatives from Murtha Cullina, TM Capital and Deloitte & Touche LLP, Magellan’s independent auditors, met with Mr. Samela to discuss documents that would be required to be prepared in support of the Exchange Offer that was under consideration.
      On February 21, 2005, Messrs. McCann and Pettirossi, who are also directors of MPAL and were in Australia for an MPAL Board of Directors meeting, met with representatives from Baron Partners and Watson Mangioni, Magellan’s Australian legal advisors, to discuss various aspects of the Exchange Offer. On February 22, 2005, Messrs. McCann and Pettirossi met with the Board of Directors of MPAL.

Messrs. McCann and Pettirossi indicated that the Board of Directors of Magellan was considering whether or not to make an offer to acquire the Minority Shares, but that no formal or final decision on whether or not to proceed had yet been made by the Magellan Board. Messrs. McCann and Pettirossi also discussed a number of reasons why the Magellan Board was considering the offer and potential benefits that could result from acquiring the MPAL Minority Shares. The MPAL Board expressed concern that the Exchange Offer might, if consummated in the near future, disrupt ongoing negotiations between Gasgo Pty Ltd (Gasgo), a subsidiary of the Power and Water Corporation of the Northern Territory of Australia, and the existing producers at the Palm Valley and Mereenie fields (including MPAL) to extend the existing supply contracts beyond their existing contractual expiration dates in 2009 and 2012.
      On March 4, 2005, the Magellan Board met to discuss the timing of the Exchange Offer with legal counsel. The Board agreed to defer making a final determination of whether or not to proceed with the Exchange Offer until such time as Magellan is advised by MPAL that the MPAL Board and senior management have been able (or unable) to secure agreement in principle with Gasgo (through a written term sheet) on the terms of the contract extensions to sell the remaining gas reserves at Palm Valley and Mereenie beyond 2009 and 2012. The Board discussed the possibility that the issue of whether or not such an agreement between MPAL and Gasgo would (or would not) be reached in principle likely would not be known until the summer of 2005.
      On July 11, 2005, at a regular meeting of the MPAL Board of Directors, the three common directors of Magellan and MPAL, Messrs. McCann, Largay and Pettirossi, discussed a timetable for a possible Exchange Offer with the other four members of the MPAL Board of Directors. The MPAL Board also discussed the progress and current status of the ongoing negotiations between MPAL and the other owners of the Palm Valley and Mereenie gas fields and the representatives of Gasgo, on behalf of the Northern Territories. The MPAL Board Chairman expressed the view to our common directors that the Company’s decision to proceed with formal consideration of the Exchange Offer need no longer be deferred until the completion of the Palm Valley/ Mereenie negotiations with Gasgo.
      On September 22, 2005, the Magellan Board of Directors met to consider ranges of exchange ratios for the Exchange Offer in consultation with its financial advisors, TM Capital and Baron Partners. The Company’s financial advisors delivered a report to the Board of the proposed terms of the Exchange Offer and the ranges of exchange ratios that might be offered by the Company to the holders of MPAL Minority Shares in the Exchange Offer. The Board also discussed the timing and procedural requirements for the proposed Exchange Offer with Murtha Cullina LLP.
      On October 4, 2005, the Magellan Board of Directors met to further consider ranges of exchange ratios for the Exchange Offer with the Company’s President and U.S. legal counsel.
      On October 17, 2005, the Magellan Board met with TM Capital, Baron Partners (telephonically) and U.S. and Australian legal counsel. At the meeting, the Board formally resolved to proceed with the Exchange Offer for the minority MPAL shares and established an Exchange Ratio of 0.70 of a Magellan share for each MPAL share.
      On October 17, 2005, Magellan’s Chairman of the Board sent a letter to Rodney F. Cormie, Chairman of the Board of MPAL, in which he explained to Mr. Cormie Magellan’s intention to pursue the Exchange Offer and described the terms of the Exchange Offer.
      On October 18, 2005, Magellan issued a press release in Australia and the United States announcing its intention to commence the Exchange Offer. This press release and Mr. McCann’s letter to the Chairman of the Board of MPAL, were filed with the SEC as exhibits on a Form 8-K current report on October 18, 2005.
      On October 19, 2005, MPAL issued a press release to the ASX reacting to our Exchange Offer. MPAL’s Board of Directors advised MPAL shareholders to take no action at that time. On October 28, 2005, MPAL conducted its annual general meeting of shareholders.
      On October 31, 2005, Magellan filed its Form S-4 registration statement with the U.S. Securities and Exchange Commission related to Magellan’s 2005 annual meeting of shareholders and the approval of the issuance of shares of Magellan common stock in connection with the Exchange Offer. On November 3, 2005, MPAL announced to ASX that Magellan had made this SEC filing.
      On November 7, 2005, MPAL issued a letter to its shareholders providing an update on the Exchange Offer and announcing that it had appointed Corrs Chambers Wesgarth as MPAL’s legal advisors and Lazard Ltd. as MPAL’s financial advisors with respect to the Magellan Exchange Offer.
      On November 18, 2005, MPAL announced to the ASX that it had appointed PriceWaterhouseCoopers Securities Ltd. (“PWCS”) to prepare an independent expert’s report for MPAL in accordance with Section 640 of the Corporations Act and that PWCS had appointed MBA Petroleum Consultants of Brisbane, Australia, to provide special oil and gas advice to PWCS and MPAL.
      On November 29, 2005, Magellan lodged its Bidder’s Statement with the ASIC and the ASX and served the Bidder’s Statement on MPAL in accordance with the Corporations Act.
      On December 19, 2005, Magellan lodged its final Bidder’s Statement with the ASIC and ASX and mailed the Bidder’s Statement to MPAL shareholders in Australia.
      On December 22, 2005, MPAL announced to the ASX in a letter of Rod Cormie, Chairman of the Board of MPAL, to MPAL shareholders, that the MPAL Target Statement had been prepared, lodged with the ASX and ASIC and served on Magellan. In his letter, Mr. Cormie also outlined the reasons why MPAL shareholders should reject the Magellan Exchange Offer. In the Target Statement, the independent directors of the MPAL Board unanimously recommended that MPAL shareholders reject the Magellan Exchange Offer, based upon their consideration of all available information and the report of PWCS (dated December 22, 2005) that the Magellan Exchange Offer is neither fair nor reasonable to MPAL shareholders.
      On December 23, 2005, MPAL announced that the Northern Territory Government announced on December 22, 2005 the signing of a Heads of Agreement between the Northern Territory’s Power and Water Corporation and Eni Australia for a six-month exclusive negotiation period in relation to long-term gas supply arrangements in the Northern Territory from 2009 onwards.
      On January 3, 2006, the Independent Directors of MPAL issued a Supplementary Target Statement which was lodged with ASIC and the ASX. In the Supplementary Target Statement, the Independent Directors explained that the December 22, 2005 announcement by the Northern Territory Government does not alter the conclusion reached by PWCS that the Exchange Offer is neither fair nor reasonable in PWCS’ opinion and does not alter the recommendation of the Independent Directors that MPAL shareholders should reject the Exchange Offer.
      On or about January 3, 2006, the Independent Directors of MPAL mailed the MPAL Target Statement and Supplementary Target Statement to MPAL shareholders in Australia.
      On January 18, 2006, Magellan announced that it has revised the terms of the Exchange Offer to offer 0.75 of a share of Magellan common stock and Aus. $.10 in cash for each outstanding MPAL share not currently owned by Magellan.
      On January 23, 2006, Magellan issued a press release in Australia and the United States announcing the revised terms of the Exchange Offer and the filing of the Supplemental Bidder’s Statement with the ASIC and ASX. On January 24, 2006, Magellan filed a current report on Form 8-K with the SEC detailing these two announcements.
      On or about January 26, 2006, the SEC declared Magellan’s Form S-4 registration statement effective under the Securities Act of 1933. On or about January 30, 2006, Magellan mailed this prospectus/ proxy statement and its 2005 annual report to Magellan shareholders in connection with the 2005 annual meeting of shareholders.

Magellan’s Reasons for the Exchange Offer
      In reaching its decision on October 17, 2005 to proceed with the Exchange Offer and its decision on January 18, 2006 to increase the consideration in the Exchange Offer, the Magellan Board of Directors considered various factors, including, among others:

•	The Exchange Offer would enable Magellan and MPAL to create a simpler, unified capital structure in which equity investors would participate at a single level. The Magellan Directors also believe that unifying public shareholdings in a single security could lead to greater liquidity for investors due to the larger combined public float and by listing some shares of Magellan’s common stock on the ASX.

•	The unified capital structure that would result from the Exchange Offer would facilitate the investment and transfer of funds between Magellan and MPAL and its subsidiaries, thereby facilitating more efficient uses of consolidated financial resources. The Magellan Directors recognized that this factor could be particularly important if Magellan or MPAL sold assets for cash.

•	The Magellan Board of Directors believes that the unified capital structure will simplify and facilitate the alignment of corporate strategies and should increase the ability of Magellan to raise equity capital or debt financing on potentially more favorable terms for future strategic initiatives or exploration activities.

•	The elimination of public shareholders at the MPAL level should create opportunities for cost reductions and organizational efficiencies through, among other things, the combination of MPAL’s and Magellan’s separate corporate functions into a better integrated organization. In addition, the delisting of MPAL’s shares from the ASX will permit Magellan to reduce costs related to ASX listing fees, regulatory filings and compliance, and Australian auditing requirements.

•	The opinion of its financial advisors, TM Capital and Baron Partners, that the consideration to be received by MPAL shareholders other than Magellan pursuant to the Exchange Offer was fair to the shareholders of Magellan from a financial point of view. See “Opinion of Magellan’s Financial Advisors” below.
Magellan’s Intentions
      The following discussion summarizes Magellan’s intentions with respect to the continuation of the business, employees and assets of MPAL following completion of the Exchange Offer:

•	Compulsory Acquisition: If the Exchange Offer is successful, we will proceed with the compulsory acquisition of the remaining MPAL Minority Shares in accordance with the provisions of the Corporations Act.

•	Removal from Official List: We intend to request ASX to remove MPAL from the Official List of the ASX following successful completion of the Exchange Offer.

•	Business: We expect MPAL to continue as an oil and gas exploration and production company in substantially the same manner as it is presently operated.

•	Board of Directors and Executive Management: We will maintain the current board of directors. We will also seek to retain key members of the MPAL executive management team, whose performance will continue to be reviewed in line with current procedures. Additional members of the executive management team will be added, as appropriate.

•	Employees and Consultants: We intend to continue the monitoring and review process which is currently in place in regard to MPAL’s employees and the usage of consultancy services.

•	Headquarters: MPAL, as a wholly-owned subsidiary of Magellan, will continue to be headquartered in Brisbane, Australia. Magellan’s headquarters will continue to be based in Hartford, Connecticut, USA.

•	MPAL Business Policies and Practices: Consistent with our enhanced ownership position, we intend to review all of MPAL’s important business policies and practices, including corporate governance, exploration and development efforts, capital expenditures, existing and planned joint ventures, acquisition prospects, and investments policies, with the aim to maximize overall shareholder return.

•	Strategic Initiatives: We intend to continue to review strategic options in light of the new ownership structure, in cooperation with the MPAL Board, its executive management, and taking into account the strategic review undertaken by MPAL’s Business Development Committee.

•	Cash Resources: We believe that MPAL’s existing cash resources are currently sufficient to continue its business without a major effort to raise additional capital.

•	Other Actions: We intend to undertake all other actions consistent with our role and interests of the combined companies and the shareholders.
Recommendation of Magellan’s Board of Directors
      THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE TERMS OF THE EXCHANGE OFFER AND RECOMMENDS THAT MAGELLAN SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ISSUANCE OF UP TO 15,715,000 SHARES OF MAGELLAN COMMON STOCK IN CONNECTION WITH THE EXCHANGE OFFER.
Opinion of Magellan’s Financial Advisors
      TM Capital and Baron Partners rendered their opinion to the Board of Directors of Magellan that, as of January 18, 2006, and based upon and subject to the factors, assumptions, qualifications and limitations described in the written opinion, the Exchange Offer of 0.75 shares of Magellan’s common stock and Aus. $0.10 in cash for each MPAL Minority Share was fair from a financial point of view to Magellan and its shareholders.
      Below is a summary of the fairness opinion rendered by TM Capital and Baron Partners to Magellan’s Board of Directors. Magellan’s Board of Directors requested that TM Capital and Baron Partners render an opinion as to whether or not the exchange ratio in the Exchange Offer and Aus. $0.10 in cash was fair to Magellan and its shareholders from a financial point of view. TM Capital and Baron Partners provided their oral opinion to the Board of Directors during its meeting on January 18, 2006, and delivered their written opinion as January 23, 2006. The full text of the written opinion setting forth the assumptions made, procedures followed, matters considered and limitations of the review undertaken in connection with it is attached hereto as Appendix B.
      You should read the fairness opinion in its entirety. TM Capital and Baron Partners provided their opinion for the information and the assistance of the Board of Directors in connection with its consideration of the Exchange Offer. This opinion is not a recommendation as to how a Magellan shareholder should vote with respect to the issuance of the additional shares of Magellan common stock related to the Exchange Offer or any other matter.
      In arriving at their opinion TM Capital and Baron Partners, among other things:

•	reviewed the revised terms of the Exchange Offer;

•	reviewed publicly available information relating to both Magellan and MPAL, including Magellan’s Annual Reports on Form 10-K for the four fiscal years ended June 30, 2005, and MPAL’s Annual Reports to Shareholders for the four fiscal years ended June 30, 2005;

•	reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of Magellan and MPAL, furnished to TM Capital and Baron Partners by the management of Magellan;

•	discussed with management of Magellan the historical and current operations, financial condition and future prospects for Magellan and MPAL and reviewed certain internal financial information, business plans and forecasts prepared by their respective managements;

•	reviewed certain information with regard to the estimates of oil and gas reserves in the Mereenie, Palm Valley, Nockatunga, Aldinga and Kotaneelee fields;

•	reviewed the historical prices and trading volumes of the common stock of both Magellan and MPAL;

•	reviewed certain financial and market data for both Magellan and MPAL and compared such information with similar information for certain publicly-traded companies which TM Capital and Baron Partners deemed comparable;

•	reviewed the financial terms of certain mergers and acquisitions of businesses which TM Capital and Baron Partners deemed comparable;

•	reviewed certain financial statements combining Magellan and MPAL on a pro forma basis; and

•	performed such other analyses and investigations and considered such other factors as TM Capital and Baron Partners deemed appropriate.
      TM Capital and Baron Partners relied upon the accuracy and completeness of all of the financial, accounting and other information made available by Magellan for purposes of rendering its opinion. In addition, TM Capital and Baron Partners did not make an independent evaluation or appraisal of the assets and liabilities of Magellan or any of its subsidiaries and were not furnished with any such evaluation or appraisal.
      In November 2004, Magellan retained TM Capital and Baron Partners as financial advisors in connection with the potential acquisition of the shares of MPAL which it did not own. Magellan requested that TM Capital and Baron Partners study the advisability of an exchange offer and to conduct the research and analysis necessary to recommend an exchange ratio and terms for an offer to MPAL minority shareholders, to advise Magellan on the likelihood of success of such an offer, and to provide advice and guidance in preparing and submitting a formal offer to MPAL holders. In addition, if requested, the advisors agreed to render an opinion as to the fairness of any such offer, from a financial point of view, to the Magellan shareholders.
      Under the terms of the engagement, TM Capital and Baron Partners receive retainer fees, which through January 18, 2006 have aggregated $190,000 plus reimbursement for out-of-pocket expenses. Upon the consummation of the acquisition of the minority shares, TM Capital and Baron Partners will receive a success fee of $400,000.
      TM Capital is a New York and Atlanta based merchant bank founded in 1989 which advises clients on a broad range of global merger, acquisition and financing transactions. TM Capital on a regular basis provides fairness opinions and valuations to the boards of directors of public and private companies. Baron Partners is an Australian based independent corporate advisory business founded in 1987 with offices in Sydney and Adelaide. Baron Partners is actively engaged in providing advice in merger and acquisition transactions, capital raising undertakings, valuations and other general financial and corporate activities.
Recommendation of MPAL’s Board of Directors
      The independent directors of the MPAL Board of Directors have recommended that MPAL shareholders reject our Exchange Offer in the MPAL Target Statement dated December 22, 2005. The independent directors consider the Exchange Offer to be neither fair nor reasonable to MPAL shareholders for the reasons set forth in the MPAL Target Statement. On January 3, 2006, the independent directors of MPAL issued a Supplementary Target Statement in which they reaffirmed their recommendation that MPAL shareholders reject Magellan’s Exchange Offer.

Terms of the Exchange Offer
      In this section the term “You” refers to a holder of MPAL ordinary shares resident in Australia whether through direct holdings or the CHESS depository system and the term “Offer” refers to Magellan’s Exchange Offer for the Minority Shares. Capitalized terms used in the “Terms of the Exchange Offer” and “Conditions to the Exchange Offer” sections of this prospectus/proxy statement to describe the terms of Exchange Offer are defined in Appendix A to this prospectus/proxy statement.

General; Form of Consideration
      In the Exchange Offer, Magellan offers to acquire your MPAL Shares on the terms and conditions of this Offer. You may accept this Offer in respect of all of your MPAL Shares. The consideration being offered by Magellan is 0.75 of a whole Magellan Share and Aus. $0.10 in cash for each one (1) ordinary MPAL Share. If you have a registered address in the MPAL Register:

•	in the United States, you will receive your share consideration in the form of Magellan Shares (traded primarily on the Nasdaq Capital Market);

•	in Australia, you will be offered your share consideration in the form of either Magellan Shares or Magellan CDIs (to be traded in the ASX). One (1) Magellan CDI will be issued for each Magellan Share which you otherwise would be entitled to receive by accepting this Offer. If you do not choose the form of your share consideration on your Acceptance Form, you are deemed to have chosen to receive your share consideration in the form of Magellan CDIs; and

•	in any other jurisdiction, you will not receive or be entitled to receive Magellan Shares or Magellan Shares in the form of Magellan CDIs. Instead, you will receive a cash amount in Australian dollars. See the section “Foreign Shareholders” below for further information.
      Whatever form of share consideration you receive, it will be equivalent to 0.75 of a Magellan Share for every one (1) MPAL Share. If you accept this Offer and Magellan acquires your MPAL Shares, Magellan is also entitled to any Rights in respect of those MPAL Shares.
      The number of MPAL Shares that you hold may mean that, if you accept this Offer, you will be entitled to a number of Magellan Shares or Magellan Shares in the form of Magellan CDIs that is not a whole number. In this case, your entitlement to Magellan Shares or Magellan Shares in the form of Magellan CDIs will be rounded up to the nearest whole number.
      Magellan intends for any Magellan Shares in the form of Magellan CDIs issued pursuant to the Offer to be listed on ASX after the Offer has been completed. This Offer is subject to a condition that the application for admission to quotation of Magellan Shares in the form of Magellan CDIs issued pursuant to this Offer is made within 7 days from the commencement of the Offer Period and permission for admission to quotation is granted no later than 7 days after the end of the Offer Period.

Foreign Shareholders
      If you are a Foreign Shareholder and you accept the Offer, Magellan will:

•	arrange for the allotment to a nominee approved by ASIC (Nominee) of the number of Magellan Shares in the form of Magellan CDIs to be issued in accordance with the Offer to which you and all other Foreign Shareholders otherwise will have been entitled;

•	cause those Magellan Shares in the form of Magellan CDIs so allotted to be offered for sale within 21 days of the end of the Offer Period in such a manner, at such a price and on such other terms and conditions as are determined by the Nominee;

•	cause the Nominee to pay to you the amount set forth below plus Aus. $0.10 in cash (together the “Offer Payment Amount”) ascertained in accordance with the following formula:

Net Proceeds of Sale X NCS/ TCS = Offer Payment Amount
      Where:

“Net Proceeds of Sale” means the amount (if any) remaining after deducting from the proceeds of the sale of the Magellan Shares in the form of Magellan CDIs to which the Foreign Shareholders would otherwise be entitled under this Offer the expenses of the sale of the Magellan Shares in the form of Magellan CDIs allotted to the Nominee therefor.

“NCS” means the number of Magellan Shares in the form of Magellan CDIs to which you would otherwise be entitled under this Offer.

“TCS” means total number of Magellan Shares in the form of Magellan CDIs allotted to the Nominee therefor in respect of Magellan Shares in the form of Magellan CDIs held by Foreign Shareholders.
      Payment of the Offer Payment Amount will be made by check in Australian dollars. The check will be sent to you at your risk by pre-paid airmail to your address as shown on the MPAL Register as at the date the Offer Payment Amount is calculated. Under no circumstances will interest be paid to accepting MPAL Shareholders on the proceeds of this sale, regardless of any reasonable delay in remitting these proceeds to you.
      It is intended that the Nominee will be Baron Nominees Pty Limited, a wholly-owned subsidiary of Baron Partners.

Offer Period
      Unless withdrawn, the Offer will remain open for acceptance during an approximately twelve (12) week period commencing on the date of the Offer and ending at 7.00 pm March 9, 2006 Sydney time, subject to any extension of that period in accordance with sections 650C and 650D of the Corporations Act. Any extension, termination, amendment or delay of the Offer will be made by giving written notice to MPAL, the ASX, the SEC and the ASIC, as appropriate.

Who May Accept
      The Offer is being made to: (a) each holder of MPAL Shares registered, or entitled to be registered, in the register of members of MPAL at 7.00 pm Sydney time on the date of the Offer; and (b) each other holder of MPAL Shares who becomes so registered before the end of the Offer Period, other than those MPAL Shareholders who have a registered address, as shown in the MPAL Register, in the United States. Such MPAL Shareholders will receive the U.S. Offer, made pursuant to this prospectus/proxy statement, comprising a part of Magellan’s Form S-4 registration statement.
      If at the time the Offer is made to you another person is, or at any time during the Offer Period and before the Offer is accepted becomes, the holder of, or entitled to be registered as the holder of, some or all of your MPAL Shares (transferred shares), Magellan is deemed, in place of the Offer, to have made at that time a corresponding Offer:

•	to the other person, relating to the transferred shares; and

•	to you, relating to your MPAL Shares other than the transferred shares (if any).
      If at any time during the Offer Period and before this Offer is accepted, you hold your MPAL Shares in 2 or more distinct portions (for example, you hold some as trustee, nominee or otherwise on account of another person) within the meaning of section 653B of the Corporations Act: (a) the Offer is deemed to consist of a separate corresponding Offer to you in relation to each distinct portion of your MPAL Shares; (b) to accept any of those corresponding Offers, you must specify: (i) by written notice accompanying your Acceptance

Form; or (ii) if the notice relates to MPAL Shares in a CHESS Holding, in an electronic form approved by the ASTC Settlement Rules, that your MPAL Shares consist of distinct portions and the number of the MPAL Shares to which the acceptance relates; and (c) otherwise, section 653B of the Corporations Act applies to the Offer in respect of your MPAL Shares and any acceptance of the Offer by you.

How To Accept This Offer
      You may accept the Offer in respect of all of your MPAL Shares only during the Offer Period. If your MPAL Shares are held in a CHESS Holding, you can only accept the Offer in accordance with the ASTC Settlement Rules. To accept the Offer, you should proceed as follows:

•	you may complete and sign the Acceptance Form in accordance with the instructions on the Acceptance Form and return it so that the envelope in which it is sent is received by Magellan in accordance with the Acceptance Form before the end of the Offer Period; and

•	if your MPAL Shares are held in a CHESS Holding (as an alternative to completing the Acceptance Form) you may either: (a) instruct your Controlling Participant to initiate acceptance of the Offer in accordance with the sponsorship agreement between you and the Controlling Participant, to initiate acceptance in accordance with Rule 14.14 of the ASTC Settlement Rules before the end of the Offer Period; or (b) if you are a General Settlement Participant, initiate acceptance of the Offer in accordance with Rule 14.14 of the ASTC Settlement Rules before the end of the Offer Period.

Effect Of Acceptance
      By accepting the Offer in accordance with Magellan’s Bidder’s Statement and the Corporations Act, you will have accepted the Offer in respect of all of your MPAL Shares and:

1) agreed to transfer your MPAL Shares to Magellan (subject to the Offer and the contract resulting from your acceptance of it becoming unconditional);

2) represented and warranted to Magellan that your MPAL Shares will at the time of acceptance of the Offer and at the time of their transfer to Magellan be fully paid up and that Magellan will acquire good title to and beneficial ownership of your MPAL Shares free from all Encumbrances and other adverse third party interests of any kind;

3) agreed to accept Magellan Shares or Magellan CDIs to which you become entitled by acceptance of the Offer, subject to the terms of the Offer, Magellan’s restated certificate of incorporation and bylaws and the provisions relating to holding of Magellan Shares in the form of Magellan CDIs and authorised appropriate entries to be placed in the relevant registrar of holders (including CHESS Depositary Nominees Pty Limited, a subsidiary of the ASX (“CDN”) being entered in the depository register and Magellan Register in relation to those Magellan Shares);

4) on the Offer or the contract resulting from your acceptance of the Offer becoming unconditional, irrevocably appointed Magellan and each of its directors, secretaries and officers severally from time to time as your attorney to do all things which you could lawfully do in relation to your MPAL Shares or in exercise of any right derived from the holding of such MPAL Shares, including: (i) attending and voting at any general meeting of MPAL Shareholders; (ii) notifying MPAL that your address in the records of MPAL for all purposes including the dispatch of notices of meeting, annual reports and dividends should be altered to an address nominated by Magellan; and (iii) doing all things incidental and ancillary to any of the above.

You should be aware that this appointment terminates on the registration of Magellan as the registered holder of your MPAL Shares. Magellan must indemnify you and keep you indemnified in respect of all costs, expenses and obligations which might otherwise be incurred or undertaken as a result of the exercise by an attorney of any powers as described above;

5) agreed that in exercising the powers conferred by the power of attorney, the attorney may act in the interests of Magellan as the intended registered holder and beneficial holder of those MPAL Shares;

6) after the Offer has been declared free of all Conditions, agreed not to attend or vote in person at any general meeting of MPAL or to exercise or purport to exercise any of the powers conferred on an attorney;

7) represented and warranted to Magellan that the making of the Offer to you and your acceptance of the Offer is lawful under any Foreign Law which applies to you, to the making of the Offer or to your acceptance of the Offer;

8) agreed to indemnify Magellan and MPAL fully in respect of any claim, demand, action, suit or proceeding made or brought against MPAL and any loss, expense, damage or liability whatsoever suffered or incurred by Magellan, in each case as a result of any representation or warranty made by you not being true; and

9) irrevocably authorised and directed MPAL to pay to Magellan or to account to Magellan for all dividends and other distributions and entitlements which are declared, paid or made or which arise or accrue after the Announcement Date in respect of the MPAL Shares which Magellan acquires pursuant to the Offer, subject to, if your acceptance of this Offer is validly withdrawn pursuant to section 650E of the Corporations Act or the contract resulting from that acceptance becomes void, Magellan accounting to you for any such dividends, distributions and entitlements received by it.
      By completing, signing and returning the Acceptance Form, you will also have authorised Magellan and each of its directors, secretaries, officers and agents severally to complete the Acceptance Form by correcting any errors in or omissions from the Acceptance Form as may be necessary for either or both of the following purposes: (i) to make the Acceptance Form an effectual acceptance of this Offer; and (ii) to enable registration of the transfer to Magellan of your MPAL Shares; and authorised Magellan and each of its directors, secretaries, officers and agents severally on your behalf to initiate acceptance or instruct your Controlling Participant to initiate acceptance in accordance with Rule 14.14 of the ASTC Settlement Rules.
      Magellan may at any time in its absolute discretion treat the receipt by it of an Acceptance Form during the Offer Period as a valid acceptance although all of the requirements for a valid acceptance have not been complied with; and where you have satisfied the requirements for acceptance in respect of only some of your MPAL Shares, treat the acceptance as a valid acceptance only in respect of those MPAL Shares. In respect of any part of an acceptance treated by Magellan as valid, Magellan must provide you with the relevant consideration.

Provision of Consideration
      Magellan must provide the consideration for your MPAL Shares no later than the following times:

a) if you give the necessary transfer documents with your acceptance under the Offer — no later than 1 month after this Offer is accepted or this Offer (or the contract resulting from its acceptance) becomes unconditional, whichever is the later, but in any event not later than 21 days after the end of the Offer Period;

b) if you have given the necessary transfer documents after delivery of your acceptance but during the Offer Period — not later than 1 month after delivery of the necessary transfer documents; or

c) if you have given the necessary transfer documents after delivery of your acceptance but after expiry of the Offer Period — not later than 21 days after the Magellan receives the necessary transfer documents.
      If you accept the Offer, Magellan is entitled to all Rights in respect of your MPAL Shares. Magellan may require you to give it any documents necessary or desirable to vest in it title to those Rights. If you do not do so, or if you have received the benefit of those Rights before Magellan has sent the consideration to you, Magellan may deduct from the consideration otherwise due to you the amount (or value, as reasonably assessed by Magellan) of those Rights.

      If, at the time of acceptance of the Offer, any authority or clearance of the Reserve Bank of Australia or of the Australian Taxation Office is required for you to receive any consideration under this Offer or you are resident in or a resident of a place to which, or you are a person to whom: the Banking (Foreign Exchange) Regulations 1959 (Cth); the Charter of the United Nations (Terrorism and Dealing with Assets) Regulations 2002 (Cth); the Charter of the United Nations (Sanctions — Afghanistan) Regulations 2001 (Cth); The Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003 (Cth); or any other law of Australia that would make it unlawful for Magellan to provide consideration for your MPAL Shares, applies then acceptance of this Offer will not create or transfer to you any right (contractual or contingent) to receive the consideration specified in this Offer unless and until all requisite authorities or clearances have been obtained by Magellan.
      The Aus.$0.10 per share cash consideration will be paid on or before the later of: (i) one month after the date MPAL shareholders validly accept the Offer; or (ii) one month after the date the Offer becomes or is declared unconditional, and in any event (assuming the Offer becomes or is declared unconditional), no later than 21 days after the end of the Offer Period. Payment of any cash amount to which you become entitled by accepting this Offer will be made by check in Australian currency. Magellan will send any relevant check by pre-paid mail (airmail in the case of overseas shareholders) to your address as shown in the Acceptance Form.

Withdrawal of the Offer
      This Offer may be withdrawn by Magellan, but only with ASIC’s written consent (which consent may be given subject to any conditions which may be imposed by ASIC).
      Subject to ASIC’s consent (and any conditions imposed by ASIC), withdrawal of this Offer may be effected by written notice from Magellan given to MPAL. Subject to any conditions imposed by ASIC on its consent, where Magellan withdraws the Offer: (i) the Offer, if not previously accepted, automatically becomes incapable of acceptance; and (ii) any contract resulting from an acceptance of the Offer before the withdrawal (and for this purpose the Offer is treated as having continued in existence notwithstanding that acceptance) is automatically void.

Variation
      Magellan may vary the Offer in accordance with the Corporations Act.

Miscellaneous
      At the date of this prospectus/proxy statement, there were 46,691,941 MPAL Shares issued and outstanding. Immediately before the Offer was announced on October 18, 2005, Magellan had a Relevant Interest in 25,739,028 MPAL Shares. At the date of the Offer, Magellan has Voting Power in MPAL of 55.13%. Magellan must pay all stamp duty payable on the transfer of your MPAL Shares to it if you accept the Offer. The Offer and any contract that results from an acceptance of it will be governed by the laws of the State of New South Wales.
Conditions to the Exchange Offer
      Subject to Australian law and the terms of Magellan’s Bidder’s Statement, the Exchange Offer and the contract that results from an MPAL shareholder’s acceptance of the Exchange Offer are each conditional on the following occurrences:

•	U.S. Registration Statement: that the registration statement (of which this prospectus/proxy statement forms a part) has been declared effective by the SEC and Magellan has received confirmation that all Magellan shares issued pursuant to the Exchange Offer will be registered and freely tradeable on issue;

•	Magellan shareholder approval: all resolutions necessary to approve, effect and implement or authorise the implementation of the Offer and the acquisition of the MPAL Shares are passed by the requisite majority of Magellan shareholders at a general meeting of Magellan shareholders to be held during February 2006;

•	Other regulatory approvals: all other necessary approvals for the proposed transaction are granted, given, made or obtained on an unconditional basis and, at the end of the Offer Period, remain in full force and effect in all respects and are not subject to any notice, intention or indication of intention to revoke, suspend, restrict, modify or not renew those approvals;

•	90% minimum acceptance: the number of MPAL Shares in which Magellan and its Associates have a Relevant Interest at the expiry of the Offer Period is not less than 90% of the MPAL Shares then on issue and Magellan satisfies any other requirements to effect compulsory acquisition of all outstanding MPAL shares;

•	Quotation: both: an application for admission of the Magellan Shares in the form of Magellan CDIs to be issued under this Offer to quotation on ASX is made within 7 days after commencement of the Offer Period; and permission for admission of the Magellan Shares in the form of Magellan CDIs to be issued under this Offer to quotation on ASX is granted no later than 7 days after the expiry of the Offer Period;

•	No acquisition or disposal of material asset: except for any proposed transaction publicly announced by MPAL before the Announcement Date none of the following events occurs during the period from the Announcement Date to the end of the Offer Period:

•	MPAL or any controlled entity of MPAL acquires, offers to acquire or agrees to acquire one or more companies, businesses or assets (or any interest in one or more companies, businesses or assets) for an amount in aggregate greater than Aus.D.$500,000 or makes an announcement in relation to such an acquisition, offer or agreement; or

•	MPAL or a controlled entity of MPAL enters into, offers to enter into or agrees to enter into any agreement, joint venture, partnership or commitment which would require expenditure, or the foregoing of revenue by MPAL and/or its controlled entities of an amount which is, in aggregate, more than Aus.D.$500,000, other than in the ordinary course of business or makes an announcement in relation to such an entry, offer or agreement;

•	S&P ASX 200 Index: before the end of the Offer Period, the S&P ASX 200 Index does not fall below 4,000 on any trading day;

•	No change in control: no person has, or is entitled to have any right to: terminate or alter any contractual relations between any person and any MPAL Group Entity; or require the sale of any Securities in an MPAL Group Entity, as a result of the acquisition of MPAL Shares by Magellan;

•	No material adverse change: during the period commencing on the Announcement Date and ending on the expiry of the Offer Period, no change occurs or is announced that would reasonably be expected to affect the capital structure, business, financial or trading position, future profitability, condition of assets or liabilities of MPAL or a controlled entity of MPAL in a manner which would be material in the context of MPAL’s operations as a whole;

•	No litigation: during the period commencing on the Announcement Date and ending on the expiry of the Offer Period, no litigation or arbitration proceedings have been or are instituted or threatened against MPAL or a controlled entity of MPAL which are material in the context of MPAL’s operations as a whole;

•	No regulatory intervention: during the period commencing on the Announcement Date and ending on the expiry of the Offer Period, no Governmental Agency or any other person takes any action to: prohibit, prevent or inhibit the acquisition of, or trading in, MPAL Shares; impose conditions on the Offer which impose unduly onerous obligations upon Magellan or would materially affect the business or capital structure of MPAL; require the divestiture by Magellan of Securities or assets of any MPAL Group Entity, other than an application to or a decision or order of ASIC or the Takeovers Panel for the purpose of or in the exercise of the powers and discretions conferred on it by the Corporations Act;

•	No prescribed occurrences: none of the following happens during the period commencing on the Announcement Date and ending on the expiry of the Offer Period (each being a separate condition):

•	the shares of MPAL or any of the controlled entities of MPAL are converted into a larger or smaller number of shares;

•	MPAL or a controlled entity of MPAL resolves to reduce its share capital in any way;

•	MPAL or a controlled entity of MPAL:

•	enters into a buy-back agreement; or

•	resolves to approve the terms of a buy-back agreement under sections 257C or 257D of the Corporations Act;

•	MPAL or a controlled entity of MPAL makes an issue of or grants an option to subscribe for any Securities or agrees to make such an allotment or grant such an option;

•	MPAL or a controlled entity of MPAL issues or agrees to issue convertible notes;

•	MPAL or a controlled entity of MPAL disposes or agrees to dispose of the whole or a substantial part of its business or property;

•	MPAL or a controlled entity of MPAL grants or agrees to grant an Encumbrance over the whole or a substantial part of its business or property; or

•	an Insolvency Event occurs with respect to MPAL or a controlled entity of MPAL; and

•	No selective disclosure of information: at all times during the period from the Announcement Date to the end of the Offer Period, MPAL promptly (and in any event within 2 Business Days) provides to Magellan a copy of all information that is not generally available (within the meaning of the Corporations Act) relating to MPAL or any controlled entity of MPAL or any of their respective businesses or operations that has been provided by MPAL or any of their respective officers, employees, advisors or agents to any person (other than Magellan) for the purposes of soliciting, encouraging or facilitating a proposal or offer by that person, or by any other person, in relation to a transaction under which:

•	any person (together with its Associates) may acquire Voting Power of 10% or more in MPAL or any controlled entity of MPAL (whether by way of takeover bid, compromise or arrangement under Part 5.1 of the Corporations Act or otherwise);

•	any person may acquire, directly or indirectly (including by way of joint venture, dual listed company structure or otherwise), any interest in all or a substantial part of the business or assets of MPAL or any controlled entity of MPAL; or

•	that person may otherwise acquire control or merge or amalgamate with MPAL or any controlled entity of MPAL.
      These conditions to the Exchange Offer are conditions subsequent. Subject to section 650G of the Corporations Act, the non-fulfillment of any of the conditions subsequent does not prevent your acceptance of this Offer resulting in a contract to sell your MPAL Shares but entitles Magellan by a notice given to MPAL to rescind that contract. Subject to the Corporations Act and the terms of the Offer, Magellan alone is entitled to the benefit of the Conditions or to rely on the non-fulfillment of any Condition. Subject to the Corporations Act and the terms of the Offer, Magellan may declare the Offer free from any of the Conditions by giving notice in writing to MPAL. If at the end of the Offer Period, any of the Conditions have not been fulfilled and Magellan has not declared the Offer (and they have not become) free from all the Conditions, all the contracts resulting from acceptance of the Offer are automatically void.
      Unless permitted by the Corporations Act, Magellan may not waive compliance with the Condition described above concerning ASX approval of Magellan’s listing of its shares in the form of CDIs and may not declare the Offers free from that Condition as described above. The date for publication of the notice under section 630(1) of the Corporations Act will be between February 23 and March 8, 2006 (subject to extension in accordance with section 630(2) if the Offer Period is extended under section 650C of the Corporations Act).
Compulsory Acquisition Proceedings
      If, during, or at the end of, the Offer Period, Magellan is successful in acquiring: (a) relevant interests in at least 90% (by number) of the MPAL shares; and (b) at least 75% (by number) of the MPAL shares under the Exchange Offer, then Magellan may acquire all outstanding MPAL shares from those MPAL shareholders who did not accept Magellan’s Offer. The MPAL shares must be acquired on the terms that applied under the Offer.
      In order to effect compulsory acquisition, Magellan must lodge a compulsory acquisition notice with the ASIC and dispatch those notices to those MPAL shareholders who did not accept Magellan’s Offer. Everyone who holds MPAL shares on the day on which the compulsory acquisition notice is lodged with ASIC is entitled to receive the compulsory acquisition notice. Anyone who acquires MPAL shares after that date may require Magellan to acquire their MPAL shares.
      Anyone who holds MPAL shares covered by a compulsory acquisition notice may apply to the court to stop the acquisition. In such a case, the court will only prevent the compulsory acquisition if it is satisfied that the consideration is not fair value for the MPAL shares.
      Magellan must complete the compulsory acquisition procedure by issuing the consideration for the MPAL shares by the end of the period of 14 days after the later of: (a) the end of 1 month after the compulsory acquisition notice was lodged with ASIC; or (b) if any request for a statement of the names and addresses of other MPAL shareholders was made by an MPAL shareholder, the end of 14 days after the last statement was given; or (c) if an application to stop the acquisition is made to the court, the application is finally determined.
Accounting Treatment of the Exchange Offer
      Our acquisition of the minority-owned MPAL ordinary shares will be accounted for under the purchase method of accounting in accordance with accounting principles generally accepted in the United States of America. Under the purchase method of accounting, the total estimated purchase price to be paid in the Exchange Offer will be allocated to the minority interests’ proportionate interest in MPAL’s identifiable assets and liabilities acquired by Magellan based upon their estimated fair values upon completion of the Exchange Offer.
Material Australian Tax Considerations

Tax Consequences for MPAL
      There are no material Australian income tax consequences to MPAL that will result solely from the issuance of additional shares of Magellan’s common stock to holders of MPAL Minority Shares in the Exchange Offer.

Australian Income Tax Considerations for Holders of MPAL Shares
      The following is a general discussion of the principal Australian income tax consequences for Australian resident individual and company MPAL shareholders associated with acceptance of the Exchange Offer and issue of Magellan CDIs. This outline is not exhaustive of all possible income tax considerations that could apply to particular MPAL shareholders. There are a number of limitations to this discussion including that:

•	it applies only to the receipt of Magellan CDIs, and not to the receipt of the Aus. $0.10 cash consideration per MPAL Share;

•	it applies only to Australian resident individual and company taxpayers. It does not cover the tax treatment for any other classes of taxpayers including individuals who are non-residents of Australia for tax purposes, banks, insurance organizations, superannuation funds, trusts, tax exempt organizations or employees of MPAL who acquired their MPAL shares in respect of their employment (such as through any employee share or option plans);

•	it applies only where MPAL shareholders hold their MPAL shares on capital account. It does not apply where the MPAL shares are held on revenue account (e.g., shares held by MPAL shareholders who trade in securities or hold MPAL shares as trading stock);

•	it does not consider the taxation implications of matters relating to the funding of the acquisition of the MPAL Shares and associated tax deductions, including any matters that may arise due to Magellan’s dividend policy; and

•	it is based on Australian tax law currently in effect. It does not consider or anticipate any changes in the law (including changes to legislation, judicial authority or administrative practice).

      Magellan and its advisors do not accept any liability or responsibility in respect of any statement concerning the taxation consequences of the Exchange Offer or in respect of the taxation consequences themselves. All MPAL shareholders, and particularly those shareholders whose situation is not addressed in this outline as noted above, should consult their own independent professional tax advisors regarding the tax consequences of disposing of MPAL shares and acquiring Magellan CDIs.

Acceptance of the Offer and Disposal of MPAL Shares

Capital Gain or Loss
      The disposal of MPAL shares by an MPAL shareholder pursuant to the Exchange Offer will constitute a Capital Gains Tax (“CGT”) event for Australian income tax purposes. A capital gain will arise if the capital proceeds (that is, the market value of the Magellan CDIs received on the date of acquisition) exceed the cost base of the MPAL shares. MPAL shareholders may realize a capital gain or a capital loss in respect of the disposal of their MPAL shares (as described below), subject to the availability of scrip for scrip roll-over relief (as described below). In certain circumstances, MPAL shareholders may be eligible to apply the CGT discount (or indexation) to reduce their assessable capital gain (the eligibility requirements for the CGT discount are discussed in the following paragraphs). The relevant rate of the CGT discount is 50% for individuals.

Where Roll-Over Relief is Unavailable or Not Chosen
      To the extent that scrip for scrip roll-over relief is not available (e.g., if Magellan does not achieve an 80% ownership interest in MPAL shares) or is not accessed (e.g., the MPAL shareholder is not a resident of Australia for taxation purposes, or the MPAL shareholder chooses not to access roll-over relief), the tax consequences should be as follows:

•	a capital gain should arise to the extent that the capital proceeds from the disposal of MPAL shares (being the market value on the issue of the Magellan CDIs) exceeds the cost base of the MPAL shares (or, in some cases, the indexed cost base); or

•	a capital loss should be realized to the extent the capital proceeds received by an MPAL shareholder are less than the reduced cost base of the MPAL shares.
      Any capital gain realized in respect of the disposal of the MPAL shares should be included in the MPAL shareholder’s assessable income in the tax year in which the Exchange Offer is accepted (unless the resulting capital gains are completely offset against other capital losses of the MPAL shareholder). Capital losses may be applied against any other capital gains derived by the MPAL shareholder in the same year. Any unapplied capital losses may be carried forward to be applied against future capital gains.
      The availability of indexation or a CGT discount in calculating the amount of the capital gain included in assessable income depends on a number of factors including the date of acquisition of the MPAL shares whether the shareholders are companies or individuals and the choice made by these MPAL shareholders (as described below).

MPAL Shares Acquired at or before 11:45 am (Eastern Standard Time) on September 21, 1999
      The calculation of the cost base of the MPAL shares depends on individual circumstances. Generally, the cost base of MPAL shares is equal to the amount paid by the MPAL shareholder for the securities plus certain incidental costs incurred (for example, brokerage fees). If MPAL shares were acquired at or before 11:45 am (Eastern Standard Time) on September 21, 1999, the cost base of the MPAL shares may be adjusted to include indexation. This is done by reference to changes in the Consumer Price Index from the quarter in which the MPAL shares were acquired until the quarter ended 30 September 1999. While indexation adjustments are taken into account for the purposes of calculating any capital gain, they are ignored when calculating the amount of any capital loss. Indexation automatically applies to MPAL Shareholders which are companies.
      Instead of applying indexation to the cost base of their MPAL shares, individuals may choose to apply the 50% CGT discount to the net capital gain resulting from the disposal of MPAL shares (i.e., after any capital losses have been applied). The 50% CGT discount is only available to individuals that have held their MPAL shares for at least 12 months prior to the date the Exchange Offer is accepted. The 50% CGT discount means that only half of any net capital gain arising from the disposal of the MPAL shares is included in assessable income.
      Whether it is better for an individual MPAL shareholder to choose to include indexation or not will depend upon the particular MPAL shareholder’s individual circumstances, including the cost base of the MPAL shares and whether the MPAL shareholder has any available capital losses. MPAL shareholders should consult their own tax advisors in this regard.

MPAL Shares Acquired After 11:45 am (Eastern Standard Time) on September 21, 1999
      If MPAL shares are held by an individual and: they were acquired after 11.45 am (Eastern Standard Time) on September 21, 1999; and have been held for at least 12 months before the date on which the MPAL shareholder accepted the Exchange Offer, then the CGT discount referred to above should generally be available. There is no entitlement to indexation of the cost base for the MPAL shareholder in these circumstances. The CGT discount is not available where MPAL shares are held by a company.

MPAL Shares Acquired Before September 20, 1985 (Pre-CGT MPAL Shares)
      If the MPAL shares were acquired before September 20, 1985 any capital gain or loss made on the disposal of MPAL shares for Magellan CDIs will be disregarded. The Magellan Shares or Magellan CDIs issued will, if subsequently disposed of, be subject to CGT (see below).
      The cost base of each Magellan Share or Magellan CDI acquired under the Exchange Offer will be equal to the total market value of all the MPAL shares on the date of the disposal of the MPAL shares, divided by the number of Magellan Shares or Magellan CDIs acquired.

Scrip for Scrip Roll-Over Relief
      Subdivision 124-M of the Income Tax Assessment Act 1997 provides scrip for scrip roll-over relief where shareholders dispose of some or all of their shares in one company in exchange for shares or a CHESS Unit of Foreign Security (CUFS) (being in this case the Magellan CDIs) in another company. Roll-over relief may be available where:

•	an MPAL shareholder receives Magellan Shares or Magellan CDIs in consideration for the disposal of some or all of their MPAL shares under the Exchange Offer;

•	as a result of the Exchange Offer, Magellan becomes the owner of at least 80% of the MPAL shares;

•	the Exchange Offer is to be made to all MPAL shareholders and is on the same terms for all MPAL shareholders and the Magellan Shares or Magellan CDIs provide the same kind of rights and obligations as those attached to the MPAL shares;

•	the MPAL shareholder acquired their MPAL shares on or after September 20, 1985 and, but for the roll-over, a capital gain would arise from the exchange;

•	the relevant MPAL shareholder is an Australian resident; and

•	the relevant MPAL shareholder chooses that the roll-over applies.
      Magellan is not in a position to confirm that the 80% requirement will be satisfied for the purposes of determining whether roll-over relief will be available to the MPAL shareholders. Should this 80% requirement not be satisfied, scrip for scrip roll-over relief may not be available.
      Where scrip for scrip rollover relief is accessed, any capital gain resulting from the disposal by MPAL Shareholders of MPAL shares pursuant to the Exchange Offer is disregarded. Furthermore, the cost base in total of the Magellan Shares or Magellan CDIs acquired pursuant to the Exchange Offer will be equal to the cost base in total of the MPAL shares disposed of. The total cost base of the MPAL shares disposed of will need to be reasonably allocated between each of the Magellan Shares or Magellan CDIs acquired. The allocation of the total cost base for the MPAL shares will provide the cost base for each Magellan Share or CDI. The acquisition date for CGT purposes of the Magellan Shares or Magellan CDIs acquired under the Exchange Offer will be the same as that for the corresponding MPAL shares disposed. As a result of accessing scrip for scrip rollover relief, the CGT implications of the disposal of the MPAL shares is effectively only deferred until the relevant MPAL shareholders dispose of the Magellan Shares or Magellan CDIs acquired pursuant to the Exchange Offer. All MPAL shareholders, and particularly those not covered by this discussion as noted above, should obtain their own independent professional taxation advice as to whether and how a roll-over election should be made.

Dividends in Relation to Magellan CDIs
      Dividend income received from Magellan Shares or Magellan CDIs will be included in assessable income as foreign source dividend income. Dividends paid by Magellan will not be franked and as such will not provide tax offsets from imputation credits. As a consequence, the Australian tax burden on any Magellan dividends may be greater than that applicable to fully franked MPAL dividends. MPAL Shareholders should seek specific taxation advice in relation to the taxation implications for their particular circumstances. Upon payment of the dividend Magellan may withhold and remit a percentage of the gross dividend to the US tax authorities. That means that the dividend will be received net of withholding tax. The withholding tax rate would generally be 15%. However, the withholding tax rate for companies may be 5% where certain criteria is satisfied.
      The gross dividend is required to be included in assessable income, being the whole dividend received from Magellan plus any withholding tax withheld from the dividend. The US withholding tax can generally be offset against Australian tax payable on the dividend. This offset is called a “foreign tax credit”. Generally the foreign tax credit that is allowable is the lesser of the actual tax withheld, or the Australian tax payable on the dividend income (net of deductions that relate solely to the dividends, excluding debt deductions).
      If the withholding tax on the dividends exceeds the allowed foreign tax credits the excess foreign tax credits attributable to the Magellan dividends can be offset against certain types of other foreign income derived either in the year the excess arises or in future years (a five year limit applies to carry forward foreign tax credits). Whilst the Australian tax implications of receiving a dividend for Australian companies are largely the same as for an Australian resident individual, the following exception is noted.
      Where the Australian company beneficially holds 10% or more of Magellan shares and voting interests after the Offer, the dividend will be exempt income for Australian tax purposes and no tax will be payable on the dividend. Further in these circumstances no foreign tax credit for any US dividend withholding tax paid will be available to the company shareholder.

Future Disposal of Magellan CDIs
      The income tax consequences of any disposal by an MPAL shareholder of Magellan CDIs should be broadly the same as for the disposal of MPAL shares, subject to the differences outlined below.

Magellan Shares or Magellan CDIs Acquired Where Roll-Over Election was Made
      Where a choice to apply scrip for scrip roll-over relief was available and was made by an MPAL shareholder in respect of the disposal of MPAL shares, the cost base of the Magellan Shares or Magellan CDIs issued to the MPAL shareholder under the Exchange Offer is equal to the total cost base of all the MPAL shares that were exchanged for the Magellan Shares or Magellan CDIs which will be apportioned across the Magellan Shares or Magellan CDIs acquired on a reasonable basis. Accordingly, the cost base of the Magellan Shares or Magellan CDIs may include indexation to September 30, 1999 if the MPAL Shares were acquired on or before 11:45 am (Eastern Standard Time) on September 21, 1999, unless the CGT discount is applied in relation to the disposal of the Magellan Shares or Magellan CDIs.
      Individual MPAL shareholders may determine whether the Magellan Shares or Magellan CDIs have been held for at least 12 months for the purpose of applying the CGT discount in relation to any capital gain as a result of disposing of the Magellan CDIs by reference to the date that they acquired the MPAL shares. Therefore, if the combined period during which the MPAL shareholder held the MPAL shares and the Magellan Shares or Magellan CDIs is at least 12 months, the MPAL shareholder may be entitled to apply the CGT discount in respect of the disposal of the Magellan Shares or Magellan CDIs.

Magellan CDIs Acquired Where Roll-Over Relief Does Not Apply
      Where roll-over does not apply to the disposal of MPAL shares, the cost base of each of the Magellan Shares or Magellan CDIs which are received in exchange for MPAL shares includes the total market value of all the MPAL shares disposed of at the date of acceptance of the Exchange Offer, divided by the number of Magellan Shares or Magellan CDIs acquired. In determining whether the holding period for the discount concession for individuals has been met, the acquisition date will be the date the Magellan Shares or Magellan CDIs were acquired under the Exchange Offer. In relation to MPAL shareholders that are companies, no discount concession applies to the gain on disposal of the Magellan Shares or Magellan CDIs.

Conversion of Magellan CDIs to Magellan Shares
      Where a MPAL Shareholder acquires Magellan CDIs under the Offer and the Magellan CDIs are subsequently converted to Magellan Shares, no taxation implications should arise for the shareholders from the conversion of the Magellan CDIs. MPAL Shareholders should seek specific taxation advice in respect of any conversion of Magellan CDIs to Magellan Shares.”

Stamp Duty
      All Australian States and Territories currently exempt the transfer of shares quoted on a recognized stock exchange from stamp duty. Therefore, no stamp duty should be payable on the transfer of MPAL shares pursuant to the Exchange Offer for so long as MPAL remains listed. If MPAL is removed from the Official List of ASX, stamp duty will be payable on a transfer of MPAL shares by the transferee.
Material U.S. Tax Considerations
      The material U.S. tax considerations for Magellan and its shareholders are described below. The discussion also summarizes U.S. federal income tax consequences of the Exchange Offer that are expected to be material to a typical U.S. holder or non-U.S. holder that exchanges his or her MPAL ordinary shares for Magellan common stock in the Exchange Offer.

Tax Consequences for Magellan
      There are no material U.S. federal income tax consequences to Magellan or to Magellan shareholders that will result solely from its issuance of additional shares of its common stock in the Exchange Offer. In the event, however, of an “ownership change” within the meaning of Section 382 of the Internal Revenue Code, Magellan’s ability to use its net operating loss carry forwards (“NOLs”) to offset future taxable income may become significantly limited. While our management and tax advisers believe Magellan will not experience such an “ownership change” as a result of the Exchange Offer, it appears that Magellan would, upon completion of the Exchange Offer and the compulsory acquisition, be close to the threshold for such a change of ownership. Depending upon whether there are sufficient additional ownership changes during the applicable measuring period because of transfers of Magellan shares, the issuance of new Magellan shares, and/or a reorganization of Magellan, Magellan may lose some or all of its ability to use these NOLs in the future. Even if the Exchange Offer is not completed, our NOLs may not be available to us in the future as an offset against future taxable income for U.S. federal income tax purposes to the extent that we do not have such taxable income.

Federal Income Tax Consequences
      General Scope of Discussion. This discussion is a summary of the U.S. federal income tax consequences of the Exchange Offer that are expected to be material to a typical U.S. holder or non-U.S. holder that exchanges its MPAL ordinary shares for Magellan common stock and cash in the Exchange Offer.
      This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations promulgated thereunder, or the “Treasury Regulations,” and publicly available administrative and judicial interpretations thereof, all as in effect as of the date of this prospectus and all of which are subject to change, possibly with retroactive effect, or to different interpretations. This discussion is included for general information purposes only and does not purport to be a complete technical analysis or listing of all potential tax considerations that may be relevant to U.S. holders or non-U.S. holders in light of their particular circumstances. This discussion does not address any state, local or foreign tax consequences or any non-income tax consequences (such as estate or gift tax consequences). This discussion applies only to U.S. holders and non-U.S. holders that hold their MPAL shares as capital assets within the meaning of Section 1221 of the Code. This discussion also does not address the U.S. federal income tax consequences to a U.S. holder or a non-U.S. holder that is subject to special rules under the Code, including but not limited to:

•	a financial institution, insurance company, or regulated investment company;

•	a tax-exempt organization, retirement plan, or mutual fund;

•	a dealer, broker, or trader in securities;

•	an entity treated as a partnership for U.S. federal income tax purposes;

•	a shareholder that owns its MPAL shares indirectly through an entity treated as a partnership for U.S. federal income tax purposes, or a trust or estate;

•	a U.S. person who owns, or is considered as owning, 10% or more of MPAL’s shares at any time during the five (5) year period ending on the date of the sale or exchange of such shares;

•	a shareholder that holds its MPAL shares as part of a hedge, appreciated financial position, straddle or conversion transaction;

•	a shareholder whose functional currency is not the U.S. dollar; or

•	an individual shareholder that is an expatriate of the United States.

      For purposes of this discussion, the term “U.S. holder” means a beneficial owner of MPAL shares that, for U.S. federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in the United States or under United States laws or the laws of any state or political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) if, in general, a court within the U.S. is able to exercise primary jurisdiction over its administration and one or more United States persons have authority to control all of its substantial decisions or (ii) that has a valid election in effect under applicable Treasury Regulations, to be treated as a U.S. person.
      For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of MPAL shares that is not treated as a partnership for U.S. federal income tax purposes and that is not a U.S. holder.
      If a beneficial owner of MPAL shares is treated as a partnership for U.S. federal income tax purposes, the tax consequences of the exchange offer to such partnership and its partners will depend on a variety of factors, including the activities of such partnership and its partners. A beneficial owner of MPAL shares that is treated as a partnership for U.S. federal income tax purposes, or that is a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, is urged to consult its own tax advisor regarding the tax consequences associated with its participation in the exchange offer.
      Magellan will not seek a ruling from the Internal Revenue Service, or the “IRS,” with respect to the Exchange Offer. The IRS could take positions concerning the tax consequences of the Exchange Offer that are different from those described in this discussion, and, if litigated, a court could sustain any such positions taken by the IRS.
      Beneficial owners of MPAL shares are urged to consult their own tax advisors regarding the specific tax consequences associated with their participation in the exchange offer, including the applicability and effect of any state, local, foreign, or other tax laws as well as changes in applicable tax laws.
      Magellan believes that the Exchange will be a taxable transaction for U.S. federal income tax purposes, and:

•	a U.S. holder that participates in the Exchange Offer will generally recognize capital gain or loss equal to the difference between (i) the sum of the fair market value of the Magellan common stock and cash received and (ii) the U.S. holder’s tax basis in the MPAL shares exchanged therefore;

•	The capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period with respect to its MPAL shares exchanged exceeds one year as of the closing of the Exchange Offer;

•	The adjusted tax basis for a U.S. holder in any Magellan common stock received in the Exchange Offer will equal the fair market value of such Magellan common stock determined as of the closing of the Exchange Offer; and

•	The holding period of any Magellan common stock received in the Exchange Offer will begin the day after the closing of the Exchange Offer.
      Under applicable Treasury Regulations, a U.S. holder that participates in the Exchange Offer and that holds separate blocks of MPAL shares will generally be deemed to have exchanged its oldest block of MPAL shares first in order to determine the cost or the basis and the holding period of the MPAL shares exchanged, unless the specific block or blocks of MPAL shares exchanged can be “adequately identified.” As a result, U.S. holders are urged to consult their own tax advisors to determine, among other things, whether they may hold separate blocks of MPAL shares and the specific tax consequences that would arise in connection with their participation in the exchange offer if they owned separate blocks of MPAL shares and choose to tender some, but not all, of the blocks in the Exchange Offer.

      A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the exchange of MPAL shares in connection with the exchange offer unless: (i) the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year in which a disposition of MPAL shares occurs and certain other conditions are satisfied, (ii) such gain is effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States, or (iii) MPAL shares are classified as “United States real property interests” for U.S. federal income tax purposes. If the first exception described above applies, a non-U.S. holder will generally be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which such non-U.S. holder’s capital gains allocable to U.S. sources exceed capital losses allocable to United States sources. If the second exception described above applies, a non-U.S. holder will generally be subject to U.S. federal income tax with respect to such gain in the same manner as a U.S. citizen or corporation, as applicable, unless otherwise provided in an applicable income tax treaty, and a non-U.S. holder that is a corporation could also be subject to a branch profits tax with respect to such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty). With respect to the third exception described above, Section 897 of the Code, enacted pursuant to United States tax legislation referred to as the “Foreign Investment In Real Property Tax Act,” or “FIRPTA,” generally subjects any gain realized by a non-U.S. holder in connection with the sale or exchange of a “United States real property interest,” or “USRPI” to U.S. federal income tax in the same manner as a U.S. citizen or corporation, as applicable, unless otherwise provided in an applicable income tax treaty, referred to herein as the “FIRPTA Tax.” For purposes of the FIRPTA Tax, stock held in a “United States real property holding corporation,” or “USRPHC,” generally is classified as a USRPI. A corporation generally is classified as a USRPHC if the fair market value of its interests in U.S. real property equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus any other assets used or held for use in its trade or business. Because all of MPAL’s “real property” assets are located outside the Untied States, Magellan does not believe that MPAL is classified as a USRPHC. As a result, Magellan believes MPAL shares held by non-U.S. holders should not be classified as USRPIs and that non-U.S. holders should not be subject to the FIRPTA Tax.
      Non-U.S. holders are urged to consult their own tax advisors with respect to, among other things, the potential application of any of the three exceptions described above to them in connection with their participation in the exchange offer and the specific tax consequences that would result if any of the three exceptions described above were applicable to them.
      Tax matters are very complicated, and the tax consequences of the Exchange Offer to each MPAL shareholder will depend on the facts of that shareholder’s particular situation. Beneficial owners of MPAL shares are urged to consult their own tax advisors regarding the specific tax consequences of the Exchange Offer, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed changes in the tax laws.
Certain Legal Matters and Regulatory Approvals

Government Approvals
      Other than (i) the SEC declaring effective the registration statement on Form S-4, of which this prospectus forms a part, (ii) ASIC approval to convene and hold a shareholders meeting during the Offer Period as a condition to the Exchange Offer; and (iii) ASX approval of Magellan’s application to list shares of its common stock on the ASX in the form of Magellan CDIs containing waivers with respect to (a) Magellan’s per capita voting requirement contains in Magellan’s Restated Certificate of Incorporation, (b) the “supermajority” business combination voting provisions of Magellan’s Restated Certificate of Incorporation, (c) the director nominee advance notice requirements of Article II, Section 2.2 of Magellan’s Bylaws, and (d) the ability to use a bidder’s statement rather than a prospectus, a product disclosure statement or an information memorandum for the offering of Magellan shares and CDIs; we do not believe that any additional material governmental filings or approvals are required with respect to our completion of the Exchange Offer. However, governmental authorities, and in some cases, private individuals, could challenge the Exchange Offer at any time.

Shareholder Approval
      As described above, Nasdaq rules require that Magellan obtain the approval of its shareholders in order to issue Magellan shares in connection with the Exchange Offer. See “The Exchange Offer — Nasdaq Approval Requirements and Nasdaq Listing.”

Licenses and Permits
      We are not aware of any license or regulatory permit material to the business of Magellan or MPAL and their subsidiaries, on a consolidated basis, that may be materially adversely affected by Magellan’s acquisition of the 45% minority interest in MPAL’s shares that it does not already own.

ASX Listing Approval Process
      In order to facilitate the completion of the Exchange Offer, Magellan must obtain approval of the ASX to list Magellan shares in the form of CDIs. Magellan will lodge with the ASX an application for admission to ASX’s Official List and quotation of the Magellan CDIs which are to be issued under the Exchange Offer 7 days after the date of the Bidder’s Statement.

Listing Standards
      The following are key requirements which need to be satisfied before the ASX will list Magellan CDIs:

•	Magellan must have either: (a) 500 shareholders each holding a minimum investment of $2,000; or (b) 400 shareholders each holding a minimum investment of $2,000 provided that at least 25% of those shares are held by non-related parties. The shares to be listed must have a minimum value of 20 cents.

•	Magellan must have either: (a) profit before tax for the past 3 years of at least $1 million, $400,000 of which comes from the preceding 12 month period. Magellan’s main business activity must be the same as it was for the previous 3 years and must have audited financial accounts for the last 3 financial years; or

•	Net tangible assets of at least $2 million. Less than half of its total tangible assets must be cash or readily convertible to cash. If this is not the case, Magellan must have commitments to spend at least half of its cash and assets; and

•	Magellan must have at least $1.5 million in working capital which must be available after allowing for the first full financial year’s budgeted administration costs and cost of acquiring plant, equipment and mining tenements.
      Magellan believes that it will be able to meet the above criteria for admission to ASX’s Official List.

ASX Listing Rules and Waivers
      The ASX Listing Rules sets out the requirements that must be satisfied for an entity to gain admission to ASX’s Official List and its on-going obligations. Except for the waivers of the Listing Rules granted by ASX identified below, Magellan will be subject to the Listing Rules as they currently apply to MPAL including the following:

•	Continuous and periodic disclosure obligations in relation to price sensitive and financial reporting on a quarterly and annual basis respectively including specific disclosure in relation to mining entities;

•	Subject to certain exceptions, any issue of securities within a 12 month period beyond 15% of the issued capital of a listed company requires shareholder approval;

•	The constitutions of listed companies must contain provisions prohibiting the disposal of certain of its securities during a specified period of between 12 and 24 months in certain circumstances. This includes shares which have been issued to a seller of an interest in a mining exploration area or similar interest or tenement;

•	Subject to certain exceptions, an issue of securities to a related party of the listed entity is prohibited unless shareholder approval is obtained; and

•	Shareholder approval is required for a disposal of a listed entity’s major asset or there is a proposed change to the nature or scale of its activities.
      Magellan has also received an in-principle ruling from ASX that it will waive certain of the Listing Rules when Magellan applies for admission to ASX’s Official List to permit Magellan to:

•	use a Bidder’s Statement rather than a prospectus or a product disclosure statement for the offering of Magellan shares in consideration for MPAL Minority Shares on condition that the Bidder’s Statement includes all material that is required for a prospectus for an offer of those Securities under Sections 710 to 713 of the Corporations Act and otherwise complies with the information requirements of Appendix 1A of the Listing Rules;

•	apply for quotation only of the Magellan CDIs to be issued as consideration for MPAL Minority Shares rather than all Magellan shares; and

•	accept nominations for election of directors no less than 60 days and no more than 90 days prior to the date of the meeting on condition that Magellan releases the terms of the waiver to the market and the terms of the waiver are set out in a separate document provided with the annual report to all Magellan CDI holders.
      ASX has also confirmed that the following articles in the Magellan Restated Certificate of Incorporation would be acceptable to the ASX.

The 12th Article
      ASX Listing Rules 6.8 and 6.9 set out minimum voting requirements on a show of hands or on a poll.
      The 12th Article of the Magellan Restated Certificate of Incorporation provides that any matter to be voted on at a shareholders meeting must be approved by both a majority of: (a) shares voted at the meeting; and (b) shareholders present in person or by proxy and who are entitled to vote on the resolution. The validity under the Delaware General Corporation Law of Magellan’s 12th Article was confirmed by the Delaware Supreme Court in 1993.
      The above confirmation by ASX is subject to the requirement that Magellan disclose the provisions of these Articles to the market at the time Magellan is listed and in every subsequent annual report.

The 13th Article
      The 13th Article of the Magellan Restated Certificate of Incorporation provides that a Business Combination (including a merger, issue of shares worth more than 5 million or the sale of any assets worth U.S.$5 million or more) requires the approval of shareholders holding at least 66.67% of the voting power and 66.67% of shareholders present in person or by proxy and who are entitled to vote on the resolution. Magellan is not required to obtain the higher voting requirement in the 13th Article for the purposes of the Offer because it does not constitute a “Business Combination” under Article 13th and because of an exception to the higher voting requirement where the transaction has been approved by the Magellan Board.
      In Australia, Section 602 of the Corporations Act, protect shareholders of a target company in a takeover bid. These principles are not entrenched in U.S. corporate law and, as such, the practice in the United States is for certain mechanisms to be built into a company’s constituent documents, including poison pills, pre-emptive rights and “supermajority” voting requirements. The 13th Article of the Magellan Restated Certificate of Incorporation is one mechanism used to provide Magellan shareholders with protection against potentially hostile corporate acquirers.
      The presence of such mechanisms in the constituent documents of a Delaware corporation is customary in the United States and such a provision has been tested and approved in the Delaware courts.

ADDITIONAL INFORMATION REGARDING MAGELLAN AND MPAL
      This section of the prospectus/proxy statement provides certain information about Magellan, MPAL and their respective businesses. The information is derived from the Magellan’s most recent Form 10-K for the fiscal year ended June 30, 2005 (filed with the SEC on September 28, 2005), MPAL’s annual report for the fiscal year ended June 30, 2005 (filed with the ASIC on September 23, 2005) and MPAL’s other public filings made with the ASX and the ASIC in Australia pursuant to the Corporations (2001) Act. For further information, please see “Where You Can Find More Information About Magellan”, “Incorporation by Reference” and “Where You Can Find More Information About MPAL.”
Description of the Business
      Magellan is engaged in the sale of oil and gas and the exploration for and development of oil and gas reserves. Magellan’s principal asset is a 55.13% equity interest in its subsidiary, MPAL, which has one class of stock that is publicly held in Australia and listed on the ASX under the trading symbol “MAG.”
      MPAL’s major assets are two petroleum production leases covering the Mereenie oil and gas field (35% working interest) and one petroleum production lease covering the Palm Valley gas field (52% working interest). Both fields are located in the Amadeus Basin in the Northern Territory of Australia. Santos Ltd., a publicly owned Australian company, owns a 48% interest in the Palm Valley field and a 65% interest in the Mereenie field. Santos Ltd owned 18.2% of MPAL’s outstanding stock at June 30, 2003. It sold all of its interest during 2004. Origin Energy Limited, a publicly owned Australian company, owned 17.1% of MPAL’s outstanding stock at June 30, 2003. On July 10, 2003, a subsidiary of Origin Energy, Sagasco Amadeus Pty. Limited, agreed to exchange 1.2 million shares of MPAL for 1.3 million shares of the Company’s common stock. After the exchange was completed on September 2, 2003, Magellan’s interest in MPAL increased to 55% and Origin Energy’s interest decreased to 14.5%. At August 31, 2005 Origin Energy’s interest in MPAL was approximately 11%.
      During July 2004, MPAL reached an agreement with Voyager Energy Limited for the purchase of its 40.936% working interest (38.703% net revenue interest) in its Nockatunga assets in southwest Queensland. The assets comprise several producing oil fields in Petroleum Leases 33, 50 and 51 together with exploration acreage in ATP 267P at a purchase price of approximately $1.4 million. The project is currently producing about 258 barrels of oil per day (MPAL share 100 bbls).
      Magellan has a direct 2.67% carried interest in the Kotaneelee gas field in the Yukon Territory of Canada. During September 2003, the litigants in the Kotaneelee litigation entered into a settlement agreement. During October 2003, the Company received approximately $851,000, after Canadian withholding taxes and reimbursement of certain past legal costs. The plaintiffs terminated all litigation against the defendants related to the field, including the claim that the defendants failed to fully develop the field. Since each party agreed to bear its own legal costs, there were no taxable costs assessed against any of the parties.
      The following chart illustrates the various relationships between Magellan and the various companies discussed above.
      The following is a tabular presentation of the omitted material:
Magellan — MPAL RELATIONSHIPS CHART

Magellan owns 55.125% of MPAL.
Magellan owns 2.67% of the Kotaneelee Field, Canada.
MPAL owns 52% of the Palm Valley Field, Australia.
MPAL owns 35% of the Mereenie Field, Australia.
MPAL owns 40.94% of the Nockatunga Field, Australia.
Origin Energy Limited owns 11% of MPAL.
SANTOS owns 48% of the Palm Valley Field, Australia.
SANTOS owns 65% of the Mereenie Field, Australia.
SANTOS owns 59.06% of the Nockatunga Field, Australia.

(a)	General Development of Business.
      Operational Developments Since the Beginning of the Last Fiscal Year:
      The following is a summary of oil and gas properties that the Company has an interest in. The Company is committed to certain exploration and development expenditures, some of which may be farmed out to third parties.
AUSTRALIA

Mereenie Oil and Gas Field
      MPAL (35%) and Santos (65%), the operator (together known as the Mereenie Producers) own the Mereenie field which is located in the Amadeus Basin of the Northern Territory. MPAL’s share of the Mereenie field proved developed oil reserves (net of royalties), based upon contract amounts, was approximately 262,000 barrels and 14.6 billion cubic feet (bcf) of gas at June 30, 2005. Two gas development wells were drilled in late 2004 to increase gas deliverability in order to meet the gas contractual requirements until June 2009.
      During fiscal 2005, MPAL’s share of oil sales was 136,000 barrels and 4.3 bcf of gas sold, which is subject to net overriding royalties aggregating 4.0625% and the statutory government royalty of 10%. The oil is transported by means of a 167-mile eight-inch oil pipeline from the field to an industrial park near Alice Springs. The oil is then shipped south approximately 950 miles by road to the Port Bonython Export Terminal, Whyalla, South Australia for sale. The cost of transporting the oil to the terminal is being borne by the Mereenie Producers. The Mereenie Producers are providing Mereenie gas in the Northern Territory to the Power and Water Corporation (PAWC) and Gasgo Pty. Limited (Gasgo), a company PAWC wholly owns, for use in Darwin and other Northern Territory centers. See “Gas Supply Contracts” below. The petroleum lease covering the Mereenie field expires in November 2023.

Palm Valley Gas Field
      MPAL has a 52.023% interest in, and is the operator of, the Palm Valley gas field which is also located in the Amadeus Basin of the Northern Territory. Santos, the operator of the Mereenie field, owns the remaining 47.977% interest in Palm Valley which provides gas to meet the Alice Springs and Darwin supply contracts with PAWC and Gasgo. See “Gas Supply Contracts” below. MPAL’s share of the Palm Valley proved developed reserves, net of royalties, was 10.7 bcf at June 30, 2005 and is based upon contract amounts. During fiscal 2005, MPAL’s share of gas sales was 2.4 bcf which is subject to a 10% statutory government royalty and net overriding royalties aggregating 7.3125%. MPAL drilled an additional development well, Palm Valley-11, in 2004. The well was a dry hole. Gasgo paid the cost of the well under the gas supply agreement. The producers and Gasgo have agreed to install additional compression equipment in the field that will assist field deliverability during the remaining Darwin gas contract period. Gasgo will pay for the cost of the additional compression under the gas supply agreement, which is scheduled to be commissioned in the field at the end of 2005. The production lease covering the Palm Valley field expires in November 2024.

Gas Supply Contracts
      In 1983, the Palm Valley Producers (MPAL and Santos) commenced the sale of gas to Alice Springs under a 1981 agreement. In 1985, the Palm Valley Producers and Mereenie Producers signed agreements for the sale of gas to PAWC for use in the PAWC’s Darwin generating station and at a number of other generating stations in the Northern Territory. The gas is being delivered via the 922-mile Amadeus Basin gas pipeline which was built by an Australian consortium. Since 1985, there have been several additional contracts for the sale of Mereenie gas. The Palm Valley Darwin contract expires in the year 2012 and the Mereenie contracts expire in the year 2009. Under the 1985 contracts, there is a difference in price between Palm Valley gas and most of the Mereenie gas for the first 20 years of the 25 year contracts which takes into account the additional cost to the pipeline consortium to build a spur line to the Mereenie field and increase the size of the pipeline from Palm Valley to Mataranka. The price of gas under the Palm Valley and Mereenie gas contracts is adjusted quarterly to reflect changes in the Australian Consumer Price Index.
      The Palm Valley Producers are actively pursuing gas sales contracts for the remaining uncontracted reserves at both the Mereenie and Palm Valley gas fields in the Amadeus Basin. As indicated above, gas production from both fields is fully contracted through to 2009 and 2012, respectively. While opportunities exist to contract additional gas sales in the Northern Territory market after these dates, there is strong competition within the market and there are no assurances that the Palm Valley producers will be able to contract for the sale of the remaining uncontracted reserves.
      On December 23, 2005, MPAL announced that the Northern Territory Government announced on December 22, 2005 the signing of a Heads of Agreement between the Northern Territory’s Power and Water Corporation and Eni Australia for a six-month exclusive negotiation period in relation to long-term gas supply arrangements in the Northern Territory from 2009 onwards. MPAL also noted that the Heads of Agreement with Eni Australia only contemplates exclusive negotiations over the 6 month period, and there is no certainty that a final agreement will be concluded with Eni Australia. Further, MPAL and its joint venture parties will continue to explore other opportunities to commercialize its Mereenie gas resources beyond 2009.
      At June 30, 2005, MPAL’s commitment to supply gas under the above agreements was as follows:

Period	Bcf

Less than one year	6.21
Between 1-5 years	23.06
Greater than 5 years	.80

Total	30.07

Nockatunga Oil Fields
      MPAL purchased its 40.936% working interest (38.703% net revenue interest) in the Nockatunga oil fields in southwest Queensland during 2004. Santos Ltd. is operator of the fields and holds the remaining interest. The assets comprise eight producing oil fields in Petroleum Leases 33, 50 and 51 together with exploration acreage in ATP 267P. The fields are currently producing about 258 barrels of oil per day (MPAL share 100 bbls). During fiscal 2005, MPAL’s share of oil sales was 35,000 barrels which is subject to a 10% statutory government royalty and net overriding royalties aggregating 3.0%. MPAL’s share of the Nockatunga fields’ proved developed oil reserves was approximately 253,000 barrels at June 30, 2005. Petroleum Lease 33 expires in April 2007 and Petroleum Leases 50 and 51 expire in June 2011.
      A 92 square mile 3D seismic survey was undertaken in late 2004 over PL51 and parts of PL33 and ATP 267P. The drilling of four wells, development as well as exploration, is planned for late 2005 at locations identified by the seismic data. MPAL’s share of the cost is approximately $1,065,000. At June 30, 2005, MPAL’s share of the work obligations of ATP 267P totaled $312,000, of which none was committed.

Dingo Gas Field
      MPAL has a 34.3% interest in the Dingo gas field which is held under a retention license. No market has emerged for the gas volumes that have been discovered in the Dingo gas field, which is located in the Amadeus Basin in the Northern Territory. MPAL’s share of potential production from this permit area is subject to a 10% statutory government royalty and overriding royalties aggregating 4.8125%. The license expires in October 2008.

Browse Basin
      During fiscal year 2001, MPAL acquired a 50% working interest in each of exploration permits WA-306-P and WA-307-P in the Barcoo Sub-basin of the southern Browse Basin, offshore Western Australia. Antrim Energy, a Canadian company, is the operator of the joint venture. During October 2004,

Antrim Energy and ONGC Videsh Limited, an Indian company, funded the drilling of the South Galapagos-1 well in WA-306-P, including MPAL’s estimated share of the well cost of $1,006,000. MPAL’s interest in WA 306-P reduced to 12.5%. The well was a dry hole and MPAL has withdrawn from both these permits.

Maryborough Basin
      MPAL holds a 100% interest in exploration permit ATP 613P in the Maryborough Basin in Queensland, Australia. MPAL (100%) also has applications pending for permits ATP 674P and ATP 733P which are adjacent to ATP 613P. At June 30, 2005, MPAL’s share of the work obligations of permit ATP 613P totaled $1,067,000, of which $114,000 is committed.

Cooper/ Eromanga Basin
PEL 94, PEL 95 & PPL 210
      During fiscal year 1999, MPAL (50%) and its partner Beach Petroleum Ltd. were successful in bidding for two exploration blocks (PEL 94 and PEL 95) in South Australia’s Cooper Basin. Aldinga-1 was completed in September 2002 and began producing in May 2003 at about 80 barrels of oil per day. By June 2005, production had declined to about 25 barrels of oil per day. Petroleum Production Licence 210 was granted over the Aldinga field in December 2004. During July 2004, the Waitpinga-1 well was drilled in PEL 95 and the Almonta-1 well was drilled in PEL 95 during April 2005. Both wells were dry holes. Black Rock Petroleum NL contributed to the cost of drilling the Myponga-1 well in June 2004 to earn a 15% interest in the PEL 94 permit. MPAL’s interest in PEL 94 was reduced to 35%. Black Rock Petroleum NL subsequently assigned its interest in PEL 94 to Victoria Petroleum NL. MPAL’s share of the cost of the two wells was approximately $301,000. These have been reflected as exploration, dry hole and production costs in the consolidated financial statements. At June 30, 2005, MPAL’s share of the work obligations of the two permits totaled $513,000, of which $288,000 was committed.
PEL 110 & PELA 116
      During fiscal year 2001, MPAL and its partner Beach Petroleum Ltd. were also successful in bidding for two additional exploration blocks, PEL 110 (37.5%) and PELA 116 (50%) in the Cooper Basin. PEL 110 was granted in February 2003. The application for PEL 116 has been withdrawn. During July 2005, the Yanerbie-1 well was drilled in PEL 110. Cooper Energy NL contributed to the cost of the well to earn a 25% interest in PEL 110, and Enterprise Energy NL contributed to the cost of the well to earn 12.5% in any discovery. The well was a dry hole. MPAL has granted Enterprise Energy NL the option to earn a 6.25% interest in the PEL 110 by funding further exploration in the area. At June 30, 2005, MPAL’s share of the work obligations of the PEL 110 permit totaled $601,000, of which $143,000 was committed.

Kiana-1
      MPAL farmed into the Kiana-1 and Tyringa-1 wells in Great Artesian Oil and Gas’ permit PEL 107. Kiana-1 flowed 1,100 barrels of oil per day and 2.8 million cubic feet per day on test. Kiana-1 is currently on extended production test after a successful 10-day well test in November 2005. The well is currently test flowing approximately 450 barrels of oil per day. MPAL has earned a 30% interest in this discovery.
NEW ZEALAND

PEP 38222 & PEP 38225
      During fiscal 2002, MPAL (100%) was granted exploration permit PEP 38222, offshore south of the South Island of New Zealand. Following a program of seismic reprocessing and interpretation, the permit was surrendered during May 2005. In November 2003, MPAL (100%) was granted permit PEP 38225, adjacent to PEP 38222. At June 30, 2005, MPAL’s work obligations on the PEP 38225 permit totaled $12,725,000, of which none is committed.

PEP 38746, PEP 38748, PEP 38765 & PEP 38766
      In August 2002, MPAL was granted a 25% interest in permits PEP 38746 and PEP 38748 in the Taranaki Basin in the North Island, New Zealand. MPAL and its partners drilled the Hihi-1 well in PEP 38748 during November 2004 and the Kakariki-1 well during February 2005 at an approximate cost of $422,000 to MPAL. Hihi located a sub-commercial gas pool and Kakariki-1 was a dry hole. MPAL has withdrawn from the PEP 38746 and PEP 38748 permits.
      MPAL was granted exploration permits PEP 38765 (12.5%) and PEP 38766 (25%) during February 2004. The Miromiro-1 well was drilled in PEP 38765 during December 2004. The well was a dry hole. MPAL has elected to withdraw from PEP 38766. At June 30, 2005, MPAL’s share of the work obligations of the PEP 38765 permit totaled $210,000, of which none was committed.
UNITED KINGDOM

PEDL 098 & PEDL 099
      During fiscal year 2001, MPAL acquired an interest in two licenses in southern England in the Weald-Wessex basin. The two licenses, PEDL 098 (22.5%) in the Isle of Wight and PEDL 099 (40%) in the Portsdown area of Hampshire, were each granted for a period of six years. The Sandhills-2 well spudded in the PEDL 098 permit during August 2005. At June 30, 2005, MPAL’s share of the work obligations of the permits totaled $1,112,000, of which $114,000 was committed. The UK companies, Northern Petroleum and Montrose Industries, funded part of MPAL’s share of the cost of the Sandhills-2 well.
      During September 2005, the Sandhills-2 well encountered hydrocarbons which were heavily biodegraded and not capable of economic production. Accordingly, the well was plugged and abandoned.

PEDL 112 & PEDL 113
      During fiscal year 2002, MPAL acquired two additional licenses in southern England. The two licenses, PEDL 113 (22.5%) in the Isle of Wight and PEDL 112 (33.3%) in the Kent area on the margin of the Weald-Wessex basin, were each granted for a period of six years. At June 30, 2005, MPAL’s share of the work obligations of the permits totaled $1,458,000, of which $60,000 was committed.

PEDL 125 & PEDL 126
      Effective July 1, 2003, MPAL acquired two licenses each granted for a period of six years in southern England, PEDL 125 (40%) in Hampshire and PEDL 126 (40%) in West Sussex. The drilling plans for the Hedge End-2 well in PEDL 125 and Horndean Extension-1 in PEDL 126 are in progress and spudding of these well is expected in 2006. The UK company, Oil Quest Resources Plc, will fund part of MPAL’s share of the cost of the two wells to acquire a 10% interest in each of the permits. At June 30, 2005, MPAL’s share of the work obligations of the two permits totaled $1,759,000, of which $1,686,000 was committed.

PEDL 135, PEDL 136 & PEDL 137
      Effective October 1, 2004, MPAL was granted 100% interest in PEDL 135, PEDL 136 and PEDL 137 in southern England for a term of six years, each with a drill or drop obligation at the end of the third year of the term. MPAL is undertaking a program of seismic data purchase and interpretation. At June 30, 2005, MPAL’s work obligation for the three licenses totaled $8,573,000, of which none was committed.

PEDL 151, PEDL 152, PEDL 153, PEDL 154 & PEDL 155
      Effective October 1, 2004, MPAL acquired an additional five licenses each granted for a period of six years in southern England, PEDL 151 (11.25%), PEDL 152 (22.5%), PEDL 153 (33.3%), PEDL 154 (50%) and PEDL 155 (40%). Each licence has a drill or drop obligation at the end of the third year of the term. The UK company, Oil Quest Resources Plc, will fund part of MPAL’s share of the PEDL 155 exploration costs to acquire a 10% interest in the license. At June 30, 2005, MPAL’s work obligation for the five licenses totaled $4,159,000, of which none was committed.
CANADA
      Magellan owns a 2.67% carried interest in a lease (31,885 gross acres, 850 net acres) in the southeast Yukon Territory, Canada, which includes the Kotaneelee gas field. Devon Canada Corporation is the operator of this partially developed field which is connected to a major pipeline system. Production at Kotaneelee commenced in February 1991. The Company received cash of $220,352 from this field in 2005, derived from the Company’s proceeds of the sale of production from the B-38 and I-48 existing wells that have been producing gas from the Nahanni Formation for a number of years at the Kotaneelee field.
      Drilling of the Kotaneelee L-38 development well commenced in August 2004 and was completed in March 2005. The well was completed at a total estimated cost of $35 million (Cdn.), of which the Company’s share is approximately $1,039,000 Cdn, or approximately U.S. $832,000 (at average exchange rates). Under the terms of the carried interest account, the Company will not receive any funds from the well operator attributable to gas sales from the L-38 well until the operator has recovered the Company’s share of the costs attributable to the drilling and completion of the well.
      The L-38 well was tied in and tested during mid-2005. Production from the Kotaneelee L-38 well commenced on May 4, 2005 and has stabilized at a rate of approximately 17 mmcf/d of gas. We currently estimate that it will take approximately nine (9) months for the operator to recover the Company’s share of the well’s costs from the Company’s carried interest account. Accordingly, the Company does not expect to receive any revenues from the L-38 well until the third or fourth quarter of fiscal 2006 at the earliest.
      In addition, the Company has been advised by the operator of the Kotaneelee field that the I-48 and B-38 wells have experienced significant declines in production due to the increase in water/gas ratios. As a result, the Company believes that its shares of Kotaneelee revenues from these two wells could be significantly reduced in fiscal year 2006.
      During September 2003, Magellan entered into a settlement agreement with the litigants in the Kotaneelee litigation. In October 2003, the Company received approximately $851,000, after Canadian withholding taxes and reimbursement of certain past legal costs from the settlement. The plaintiffs, including Magellan, terminated all litigation against the defendants related to the field, including the claim that the defendants failed to fully develop the field. Since each party agreed to bear its own legal costs, there were no taxable costs assessed against any of the parties.

(b)	Financial Information About Industry Segments.
      The Company is engaged in only one industry, namely, oil and gas exploration, development, production and sale. The Company conducts such business through its two operating segments; Magellan and its majority owned subsidiary MPAL.

(c)(1)	Narrative Description of the Business.
      Magellan was incorporated in 1957 under the laws of Panama and was reorganized under the laws of Delaware in 1967. Magellan is directly engaged in the exploration for, and the development and production and sale of oil and gas reserves in Canada, and indirectly through its subsidiary MPAL in Australia, New Zealand and the United Kingdom.

(i)	Principal Products.
      MPAL has an interest in the Palm Valley gas field and in the Mereenie oil and gas field as well as the Nockatunga and Aldinga oil fields in South Australia’s Cooper Basin. See Item 1(a) — Australia — for a discussion of the oil and gas production from the Mereenie and Palm Valley fields. Magellan has a direct 2.67% carried interest in the Kotaneelee gas field in Canada.

(ii) Status of Product or Segment.
      See above — Australia and Canada — for a discussion of the current and future operations of the Mereenie and Palm Valley fields in Australia, the Nockatunga fields in Australia and Magellan’s interest in the Kotaneelee field in Canada.

(iii) Raw Materials.
      Not applicable.

(iv) Patents, Licenses, Franchises and Concessions Held.
      MPAL has interests directly and indirectly in the following permits. Permit holders are generally required to carry out agreed work and expenditure programs.

Permit	Expiration Date	Location

Petroleum Lease No. 4 and No. 5 (Mereenie) (Amadeus Basin)	November 2023	Northern Territory, Australia
Petroleum Lease No. 3 (Palm Valley)(Amadeus Basin)	November 2024	Northern Territory, Australia
Retention License 2 (Dingo) (Amadeus Basin)	October 2008	Northern Territory, Australia
Petroleum Lease No. 33 (Nockatunga) (Cooper Basin)	April 2007	Queensland, Australia
Petroleum Lease No. 50 and No. 51 (Nockatunga) (Cooper Basin)	June 2011	Queensland, Australia
ATP 613P (Maryborough Basin)	March 2007	Queensland, Australia
ATP 674P (Maryborough Basin)	Application pending	Queensland, Australia
ATP 733P (Maryborough Basin)	Application pending	Queensland, Australia
ATP 267P (Nockatunga) (Cooper Basin)	November 2007	Queensland, Australia
ATP 732P (Cooper Basin)	Application pending	Queensland, Australia

WA-306-P (Browse Basin)	July 2006	Offshore Western Australia
WA-307-P (Browse Basin)	August 2006	Offshore Western Australia
PEL 94 (Cooper Basin)	November 2006	South Australia
PEL 95 (Cooper Basin)	October 2006	South Australia
PEL 110 (Cooper Basin)	February 2008	South Australia

PEP 38746 (Taranaki Basin)	August 2007	New Zealand
PEP 38748 (Taranaki Basin)	August 2007	New Zealand
PEP 38765 (Taranaki Basin)	February 2009	New Zealand
PEP 38766 (Taranaki Basin)	February 2009	New Zealand

PEP 38225 (Great South Basin)	November 2009	New Zealand

PEDL 098 (Weald-Wessex Basins)	September 2006	United Kingdom
PEDL 099 (Weald-Wessex Basins)	September 2006	United Kingdom
PEDL 112 (Weald-Wessex Basins)	January 2008	United Kingdom
PEDL 113 (Weald Basin)	January 2008	United Kingdom
PEDL 125 (Weald-Wessex Basins)	July 2009	United Kingdom
PEDL 126 (Weald-Wessex Basins)	July 2009	United Kingdom
PEDL 135 (Weald Basin)	September 2010	United Kingdom
PEDL 136 (Weald Basin)	September 2010	United Kingdom

Permit	Expiration Date	Location

PEDL 137 (Weald Basin)	September 2010	United Kingdom
PEDL 151 (Weald-Wessex Basins)	September 2010	United Kingdom
PEDL 152 (Weald-Wessex Basin)	September 2010	United Kingdom
PEDL 153 (Weald Basin)	September 2010	United Kingdom
PEDL 154 (Weald Basin)	September 2010	United Kingdom
PEDL 155 (Weald-Wessex Basins)	September 2010	United Kingdom
      Leases issued by the Northern Territory are subject to the Petroleum (Prospecting and Mining) Act of the Northern Territory. Lessees have the exclusive right to produce petroleum from the land subject to a lease upon payment of a rental and a royalty at the rate of 10% of the wellhead value of the petroleum produced. Rental payments may be offset against the royalty paid. The term of a lease is 21 years, and leases may be renewed for successive terms of 21 years each.
      Since 1992, there has been an ongoing controversy regarding the Aborigines and the ownership of their traditional lands. There has been legislation aimed at resolving this controversy. The Company does not believe that this issue will have a material adverse impact on MPAL’s properties.

(v)	Seasonality of Business.
      Although the Company’s business is not seasonal, the demand for oil and especially gas is subject to fluctuations in the Australian weather.

(vi)	Working Capital Items.
      See “Management’s Discussion and Analysis — Liquidity and Capital Resources” for a discussion of this information.

(vii)	Customers.
      Although the majority of MPAL’s producing oil and gas properties are located in a relatively remote area in central Australia, the completion in January 1987 of the Amadeus Basin to Darwin gas pipeline has provided access to and expanded the potential market for MPAL’s gas production.

Natural Gas Production
      MPAL’s principal customer and the most likely major customer for future gas sales is PAWC, a governmental authority of the Northern Territory Government, which also has substantial regulatory authority over MPAL’s oil and gas operations. The loss of PAWC as a customer would have a material adverse effect on MPAL’s business.

Oil Production
      Presently all of the crude oil and condensate production from Mereenie is being shipped and sold through the Port Bonython Export Terminal, Whyalla, South Australia. Crude oil production from Aldinga is shipped and sold through the Moomba processing facility in northeastern South Australia, Nockatunga crude oil is shipped and sold through the IOR refinery at Eromanga, Southwest Queensland. Oil sales during 2005 were 66.6% to the Santos group of companies, 20.2% to Delphi Petroleum P/ L and 13.2% to Origin Energy Resources Ltd.

(viii)	Backlog.
      Not applicable.

(ix)	Renegotiation of Profits or Termination of Contracts or Subcontracts at the Election of the Government.
      Not applicable.

(x)	Competitive Conditions in the Business.
      The exploration for and production of oil and gas are highly competitive operations. The ability to exploit a discovery of oil or gas is dependent upon such considerations as the ability to finance development costs, the availability of equipment, and the possibility of engineering and construction delays and difficulties. The Company also must compete with major oil and gas companies which have substantially greater resources than the Company.
      Furthermore, various forms of energy legislation which have been or may be proposed in the countries in which the Company holds interests may substantially affect competitive conditions. However, it is not possible to predict the nature of any such legislation which may ultimately be adopted or its effects upon the future operations of the Company.
      At the present time, the Company’s principal income producing operations are in Australia and for this reason, current competitive conditions in Australia are material to the Company’s future. Currently, most indigenous crude oil is consumed within Australia. In addition, refiners and others import crude oil to meet the overall demand in Australia. The Palm Valley Producers and the Mereenie Producers are developing and separately marketing the production from each field. Because of the relatively remote location of the Amadeus Basin and the inherent nature of the market for gas, it would be impractical for each working interest partner to attempt to market its respective share of production from each field.

(xi)	Research and Development.
      Not applicable.

(xii)	Environmental Regulation.
      The Company is subject to the environmental laws and regulations of the jurisdictions in which it carries on its business, and existing or future laws and regulations could have a significant impact on the exploration for and development of natural resources by the Company. However, to date, the Company has not been required to spend any material amounts for environmental control facilities. The federal and state governments in Australia strictly monitor compliance with these laws but compliance therewith has not had any adverse impact on the Company’s operations or its financial resources.
      At June 30, 2005, the Company had accrued approximately $5.7 million for asset retirement obligations for the Mereenie, Palm Valley, Kotaneelee, Nockatunga and Dinga and Aldinga fields. See Note 2 of the Consolidated Financial Statements.

(xiii)	Number of Persons Employed by Company.
      At June 30, 2005, Magellan had two full-time employees in the United States and MPAL had 31 employees in Australia. Magellan relies to a great extent on consultants for legal, accounting, administrative and geological services.

(d)(2)	Financial Information Relating to Foreign and Domestic Operations.
      See Note 10 to the Consolidated Financial Statements.

(3)	Risks Attendant to Foreign Operations.
      Most of the properties in which the Company has interests are located outside the United States and are subject to certain risks involved in the ownership and development of such foreign property interests. These risks include but are not limited to those of: nationalization; expropriation; confiscatory taxation; changes in foreign exchange controls; currency revaluations; price controls or excessive royalties; export sales restrictions; limitations on the transfer of interests in exploration licenses; and other laws and regulations which may adversely affect the Company’s properties, such as those providing for conservation, proration, curtailment, cessation, or other limitations of controls on the production of or exploration for hydrocarbons. Thus, an investment in the Company represents a speculation with risks in addition to those inherent in domestic petroleum exploratory ventures.
      Since 1992, there has been an ongoing controversy regarding the Aborigines and the ownership of their traditional lands. There has been legislation aimed at resolving this controversy. The Company does not believe that this issue will have a material adverse impact on MPAL’s properties.

(4)	Data Which are Not Indicative of Current or Future Operations.
      None.
Financial Statements
      The audited financial statements of Magellan for the fiscal year of June 30, 2005 are set forth below at pages F-7 to F-30. The unaudited pro forma condensed consolidated financial statements describing the effects on Magellan of the completion of the Exchange Offer as if it had been completed as of July 1, 2004 for the June 30, 2005 income statement and as of June 30, 2005 for the balance sheet are set forth below at pages F-2 to F-6.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements
      Statements included in Management’s Discussion and Analysis of Financial Condition and Results of Operations which are not historical in nature are intended to be, and are hereby identified as, forward looking statements for purposes of the “Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995. The Company cautions readers that forward looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward looking statements. Among these risks and uncertainties are pricing and production levels from the properties in which the Company has interests, and the extent of the recoverable reserves at those properties. In addition, the Company has a large number of exploration permits and there is the risk that any wells drilled may fail to encounter hydrocarbons in commercial quantities. The Company undertakes no obligation to update or revise forward-looking statements, whether as a result of new information, future events, or otherwise.

Executive Summary
      Magellan is engaged in the sale of oil and gas and the exploration for and development of oil and gas reserves. Magellan’s principal asset is a 55.13% equity interest in its MPAL subsidiary. MPAL’s major assets are two petroleum production leases covering the Mereenie oil and gas field (35% working interest) and one petroleum production lease covering the Palm Valley gas field (52% working interest). Both fields are located in the Amadeus Basin in the Northern Territory of Australia. Santos Ltd., a publicly owned Australian company, owns a 48% interest in the Palm Valley field and a 65% interest in the Mereenie field. MPAL is refocusing its exploration activities into two core areas, the Cooper Basin in onshore Australia and the Weald Basin in the onshore southern United Kingdom with an emphasis on developing a low to medium risk acreage portfolio. Magellan also has a direct 2.67% carried interest in the Kotaneelee gas filed in the Yukon Territory of Canada. The Company received approximately $220,000 in revenues from this investment during fiscal 2005, but may receive significantly less revenue in fiscal 2006.

Critical Accounting Policies

Oil and Gas Properties
      The Company follows the successful efforts method of accounting for its oil and gas operations. Under this method, the costs of successful wells, development dry holes, productive leases, and permit and concession costs are capitalized and amortized on a units-of-production basis over the life of the related reserves. Cost centers for amortization purposes are determined on a field-by-field basis. The Company records its proportionate share in joint venture operations in the respective classifications of assets, liabilities and expenses. Unproved properties with significant acquisition costs are periodically assessed for impairment in value, with any impairment charged to expense. The successful efforts method also imposes limitations on the carrying or book value of proved oil and gas properties. Oil and gas properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The Company estimates the future undiscounted cash flows from the affected properties to determine the recoverability of carrying amounts. In general, analyses are based on proved developed reserves except in circumstances where it is probable that additional resources will be developed and contribute to cash flows in the future. For Mereenie and Palm Valley, proved developed reserves are limited to contracted quantities. If such contracts are extended, the proved developed reserves will be increased to the lesser of the actual proved developed reserves or the contracted quantities.
      Exploratory drilling costs are initially capitalized pending determination of proved reserves but are charged to expense if no proved reserves are found. Other exploration costs, including geological and geophysical expenses, leasehold expiration costs and delay rentals, are expensed as incurred. Because the Company follows the successful efforts method of accounting, the results of operations may vary materially from quarter to quarter. An active exploration program may result in greater exploration and dry hole costs.

Asset Retirement Obligations
      Effective July 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) 143, “Accounting for Asset Retirement Obligations.” SFAS 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost is capitalized as part of the related long-lived asset (oil & gas properties) and amortized on a units-of-production basis over the life of the related reserves. Accretion expense in connection with the discounted liability is recognized over the remaining life of the related reserves. See Note  3 to the consolidated financial statements regarding the cumulative effect of the accounting change and its effect on net income for the year ended June 30, 2003.
      The estimated liability is based on the future estimated cost of land reclamation, plugging the existing oil and gas wells and removing the surface facilities equipment in the Palm Valley, Mereenie, Kotaneelee, Nockatunga, Dingo and Aldinga fields. The liability is a discounted liability using a credit-adjusted risk-free rate on the date such liabilities are determined. A market risk premium was excluded from the estimate of asset retirement obligations because the amount was not capable of being estimated. Revisions to the liability could occur due to changes in the estimates of these costs, acquisition of additional properties and as new wells are drilled.
      Estimates of future asset retirement obligations include significant management judgment and are based on projected future retirement costs. Judgments are based upon such things as field life and estimated costs. Such costs could differ significantly when they are incurred.

Revenue Recognition
      The Company recognizes oil and gas revenue from its interests in producing wells as oil and gas is produced and sold from those wells. Oil and gas sold is not significantly different from the Company’s share of production. Revenues from the purchase, sale and transportation of natural gas are recognized upon completion of the sale and when transported volumes are delivered. Shipping and handling costs in connection with such deliveries are included in production costs (cost of goods sold). Revenue under carried interest agreements is recorded in the period when the net proceeds become receivable, measurable and collection is reasonably assured. The time when the net revenues become receivable and collection is reasonably assured depends on the terms and conditions of the relevant agreements and the practices followed by the operator. As a result, net revenues from carried interests may lag the production month by one or more months.

Liquidity and Capital Resources
      During September 2003, the litigants in the Kotaneelee litigation entered into a settlement agreement. In October 2003, the Company received approximately $851,000, after Canadian withholding taxes and reimbursement of certain past legal costs. The plaintiffs terminated all litigation against the defendants related to the field, including the claim that the defendants failed to fully develop the field. Since each party has agreed to bear its own legal costs, there were no taxable costs assessed against any of the parties. The settlement was recorded during the quarter ending September 30, 2003. See Note 11 to the consolidated financial statements.

Consolidated
      At June 30, 2005, the Company on a consolidated basis had approximately $21.7 million of cash and cash equivalents and $3.2 million in marketable securities.
      Net cash provided by operations was $8,776,195 in 2005 compared to $10,717,936 in 2004. The decrease is primarily related to the absence in 2005 of cash received from the Kotaneelee settlement and decreased collections from MPAL’s largest customer. Cash flow from operations is primarily the result of MPAL’s oil and gas activities.
      During 2005, the Company had net investments in marketable securities of $40,000 compared to $990,000 in 2004. The decrease in investments was the result of Magellan investing less due to the absence of the Kotaneelee settlement in 2005.
      The Company invested $8,335,370 and $8,937,923 in oil and gas exploration activities during 2005 and 2004, respectively. The net increase resulted from an increase in investment in the Mereenie and Palm Valley fields and the acquisition of Nockatunga. The Company continues to invest in exploratory projects that result in exploratory and dry hole expenses in the consolidated financial statements.

As to Magellan (Unconsolidated)
      At June 30, 2005, Magellan, on an unconsolidated basis, had working capital of approximately $3.9 million. Working capital is comprised of current assets less current liabilities. Magellan’s current cash position, its annual MPAL dividend and the anticipated revenue from the Kotaneelee field should be adequate to meet its current cash requirements. During 2005, the Company received $220,352 on account of its carried interest in the Kotaneelee field. However, the Company believes that its shares of the Kotaneelee field revenues could be significantly reduced in fiscal year 2006.
      Magellan has in the past invested and may in the future invest substantial portions of its cash to maintain or increase its majority interest in its subsidiary, MPAL. On July 10, 2003, a subsidiary of Origin Energy, Sagasco Amadeus Pty. Limited, agreed to exchange 1.2 million shares of MPAL for 1.3 million shares of the Company’s common stock. After the exchange was completed on September 2, 2003, the Company’s interest in MPAL increased to 55%.
      In addition to the aforementioned stock exchange, during fiscal 2005, Magellan purchased 31,605 shares of MPAL’s stock at a cost of $29,466 and increased its interest in MPAL from 55.06% to 55.125%.
      During fiscal 2005, Magellan received a dividend from MPAL of approximately $975,000.
      Magellan has a stock repurchase plan to purchase up to one million shares of its common stock in the open market. Through June 30, 2005, Magellan had purchased 680,850 of its shares at a cost of approximately $686,000. There were no shares purchased during fiscal 2005 or 2004.

As to MPAL
      At June 30, 2005, MPAL had working capital of approximately $22.3 million. MPAL had budgeted approximately $6.2 million for specific exploration projects in fiscal year 2005 as compared to the $5.1 million expended during fiscal 2005. However, the total amount to be expended may vary depending on when various projects reach the drilling phase. The current composition of MPAL’s oil and gas reserves are such that MPAL’s future revenues in the long-term are expected to be derived from the sale of gas in Australia. MPAL’s current contracts for the sale of Palm Valley and Mereenie gas will expire during fiscal year 2012 and 2009, respectively. Unless MPAL is able to obtain additional contracts for its remaining gas reserves or be successful in its current exploration program, its revenues will be materially reduced after 2009. The Palm Valley Producers are actively pursuing gas sales contracts for the remaining uncontracted reserves at both the Mereenie and Palm Valley gas fields in the Amadeus Basin. While opportunities exist to contract additional gas sales in the Northern Territory market after these dates, there is strong competition within the market and there are no assurances that the Palm Valley producers will be able to contract for the sale of the remaining uncontracted reserves. On December 23, 2005, MPAL announced that the Northern Territory Government announced on December 22, 2005 the signing of a Heads of Agreement between the Northern Territory’s Power and Water Corporation and Eni Australia for a six-month exclusive negotiation period in relation to long-term gas supply arrangements in the Northern Territory from 2009 onwards. MPAL also noted that the Heads of Agreement with Eni Australia only contemplates exclusive negotiations over the 6 month period, and there is no certainty that a final agreement will be concluded with Eni Australia. Further, MPAL and its joint venture parties will continue to explore other opportunities to commercialize its Mereenie gas resources beyond 2009.
      MPAL expects to fund its exploration costs through its cash and cash equivalents and cash flow from Australian operations. MPAL also expects that it will continue to seek partners to share its exploration costs. If MPAL’s efforts to find partners are unsuccessful, it may be unable or unwilling to complete the exploration program for some of its properties.

Off Balance Sheet Arrangements
      We do not use off-balance sheet arrangements such as securitization of receivables with any unconsolidated entities or other parties. The Company does not engage in trading or risk management activities and does not have material transactions involving related parties.

Contractual Obligations
      The following is a summary of our consolidated contractual obligations as of June 30, 2005:

	Payments Due by Period

		Less Than			More Than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years

Long-Term Debt Obligations	—	—	—	—	—
Capital Lease Obligations	—	—	—	—	—
Operating Lease Obligations	752,000	183,000	388,000	181,000	—
Purchase Obligations(1)	3,380,000	3,380,000	—	—	—
Asset Retirement Obligations	5,729,000	38,000	—	3,773,000	1,918,000

Total	$9,861,000	$3,601,000	$388,000	$3,954,000	$1,918,000

(1)	Represents firm commitments for exploration and capital expenditures. The Company is committed to these expenditures, however some may be farmed out to third parties. Exploration contingent expenditures of $30,083,000 which are not legally binding have been excluded from the table above and based on exploration decisions would be due as follows: $14,685,000 (less than 1 year), $4,327,000 (1-3 years), $11,071,000 (3-5 years).

Recent Accounting Pronouncements
      In December 2004, the Financial Accounting Standards Board (FASB) published Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), (SFAS 123(R)) “Share Based Payment”. SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. SFAS 123(R) eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees”, and generally requires that such transactions be accounted for using a fair-value-based method. SFAS 123(R) is effective as of the first annual reporting period of a registrant’s fiscal year that begins on or after June 15, 2005, therefore, the effective date for the Company is July 1, 2005. SFAS 123(R) applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date and as a consequence future employee stock option grants and other stock based compensation plans will be recorded as expense over the vesting period of the award based on their fair values at the date the stock based compensation is granted. The cumulative effect of initially applying SFAS 123(R) is to be recognized as of the required effective date using a modified prospective method. Under the modified prospective method the Company will recognize stock-based compensation expense from July 1, 2005 as if the fair value based accounting method had been used to account for all outstanding unvested employee awards granted, modified or settled in prior years. The ultimate impact on future years results of operation and financial position will depend upon the level of stock based compensation granted in future years.
      For further information regarding equity- based compensation, see Note 4 “capital and stock options” to the consolidated financial statements.
      On March 30, 2005 the FASB issued FASB Interpretation No. (FIN) 47, “Accounting for Conditional Asset Retirement Obligations.” FIN 47 requires an entity to recognize a liability for the fair value of an asset retirement obligation that is conditional on a future event if the liability’s fair value can be reasonably estimated. FIN 47 is effective for the fiscal year end June 30, 2005.
      On April 4, 2005 the FASB adopted FASB Staff Position (FSP) FSB 19-1 “Accounting for Suspended Well Costs” that amends SFAS 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies,” to permit the continued capitalization of exploratory well costs beyond one year if the well found a sufficient quantity of reserves to justify its completion as a producing well and the entity is making sufficient progress assessing the reserves and the economic and operating viability of the project. In accordance with the guidance in the FSP, the Company applied the requirements prospectively in its fourth quarter of fiscal 2005. The adoption of FSP 19-1 by the Company during the fourth quarter of 2005 did not have an immediate affect on the consolidated financial statements. However, it could impact the timing of the recognition of expenses for exploratory well costs in future periods.
      In November 2004, the FASB issued SFAS No. 151 “Accounting for Inventory Costs” that amends Accounting Research Bulletin (ARB) No. 43, Chapter 4, “Inventory Pricing” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion on the normal capacity of the production facilities. SFAS 151 was effective for the Company for the fiscal year ended June 30, 2005 and did not have an effect on the financial statements.
      In December 2004, the FASB issued SFAS No. 153 “Exchanges of Nonmonetary Assets” that amends Accounting Principles Board (APB) Opinion No. 29, “Accounting for Nonmonetary Transactions.” APB No. 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged and SFAS 153 amended ABP 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaced it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 was effective for the Company for the fiscal year ended June 30, 2005 and did not have an effect on the financial statements.
      In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections” to replace ABP No. 20 “Accounting Changes” and SFAS No. 3 “Reporting Accounting Changes in Interim Financial Statements.” Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 required retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. SFAS No. 154 is effective for the Company in the second quarter of fiscal 2006. Management cannot yet reasonably estimate the impact, if any, of SFAS 154 until circumstances arise requiring its application.

Results of Operations

2005 vs. 2004

Revenues
      Oil sales increased 54% in 2005 to $7,574,000 from $4,923,000 in 2004 because of the 5% Australian foreign exchange rate increase discussed below and a 49% increase in the average sales price per barrel. Oil unit sales (net of royalties) in barrels (bbls) and the average price per barrel sold during the periods indicated were as follows:

	Twelve Months Ended June 30,

	2005 Sales		2004 Sales

		Average Price		Average Price
	Bbls	A.$ per bbl	Bbls	A.$ per bbl

Australia:
Mereenie Field	116,920	64.15	110,955	43.44
Cooper Basin	4,002	62.65	6,522	37.29
Nockatunga Project	30,567	57.28	34,105	38.73

Total	151,489	62.74	151,582	42.12

      Amounts presented above for oil prices and below for gas prices are in Australian dollars to show a more meaningful trend of underlying operations. For the years ended June 30, 2005 and 2004, the average foreign exchange rates were .7533 and ..7179, respectively.
      Gas sales decreased 3% to $12,478,000 in 2005 from $12,870,000 in 2004. The decrease was primarily the result of the one time proceeds of $1,135,000 from the Kotaneelee gas field settlement recorded in 2004. This was partially offset by the 5% Australian foreign exchange rate increase discussed below, an increase in price per mcf sold and increased sales volume in 2005.
      The volumes in billion cubic feet (bcf) (net of royalties) and the average price of gas per thousand cubic feet (mcf) sold during the periods indicated were as follows:

	Twelve Months Ended June 30,

	2005 Sales		2004 Sales

		A.$ Average Price		A.$ Average Price
	Bcf	per mcf	Bcf	per mcf

Australia: Palm Valley	2.017	2.14	2.376	2.25
Australia: Mereenie	3.724	2.97	3.287	2.86

Total	5.741	2.67	5.663	2.61

      Other production related revenues increased 11% to $1,818,000 in 2005 from $1,632,000 in 2004. Other production related revenues are primarily MPAL’s share of gas pipeline tariff revenues which increased as a result of the higher volumes of gas sold at Mereenie, and because of the 5% Australian foreign exchange rate increase discussed below.

Costs and Expenses
      Production costs increased 13% in 2005 to $6,144,000 from $5,416,000 in 2004. The increase in 2005 was primarily the result of increased expenditures in the Mereenie and Palm Valley fields ($789,000) and the 5%

Australian foreign exchange rate increase discussed below, partially offset by lower expenditures for the Nockatunga project and the Cooper Basin.
      Exploration and dry hole costs increased 29% to $4,157,000 in 2005 from $3,225,000 in 2004. The 2005 and 2004 costs related to the exploration work being performed on MPAL’s properties. The primary reasons for the increase in 2005 were work performed on the Nockatunga project ($893,000), costs related to exploration activities in New Zealand ($567,000) and the 5% Australian foreign exchange rate increase discussed below. These costs were partially offset by lower costs incurred in 2005 on properties in Southern Australia ($476,000).
      Salaries and employee benefits decreased 28% to $2,726,000 in 2005 from $3,812,000 in 2004. During the 2004 period, MPAL curtailed its pension plan, which resulted in a $1,248,000 charge, of which $961,000 was non cash. This reduction was partially offset by the 5% Australian foreign exchange rate increase discussed below.
      Depletion, depreciation and amortization increased 10% from $6,342,000 in 2004 to $6,994,000 in 2005. Depletion expense for the Palm Valley and Mereenie fields increased 16% during the 2005 period primarily because of a higher depletion rate for 2005 due to a change in reserve estimates. Depletion also increased due to the 5% Australian foreign exchange rate increase discussed below.
      Auditing, accounting and legal expenses increased 7% in 2005 to $442,000 from $414,000 in 2004 primarily because of the 5% Australian foreign exchange rate increase discussed below. The Company anticipates that it will be required in the future to incur significant administrative, auditing and legal expenses with respect to new SEC and accounting rules adopted pursuant to the Sarbanes-Oxley Act of 2002, particularly the requirements to document, test and audit the Company’s internal controls to comply with Section 404 of the Act and rules adopted thereunder that is expected to apply to the Company for the first time with respect to its annual report for the fiscal year ending June 30, 2008.
      Accretion expense increased 14% in the 2005 period from $357,000 in 2004 to $407,000 in 2005. Accretion expense represents the accretion on the asset retirement obligations (ARO) under SFAS 143 that was adopted effective July 1, 2002. The increase in the 2005 period is primarily the 5% increase in the Australian foreign exchange rate discussed below.
      Shareholder communications costs increased 26% from $180,000 in 2004 to $227,000 in 2005 primarily because of Magellan and MPAL’s increased costs related to preparing public filings for distribution and the 5% increase in the Australian foreign exchange rate discussed below.
      Other administrative expenses increased 21% from $660,000 in 2004 to $800,000 in 2005 primarily due to increased consulting costs and the 5% increase in the Australian foreign exchange rate discussed below.

Interest Income
      Interest income increased 4% to $1,142,000 in 2005 from $1,099,000 in 2004 primarily because of the 5% Australian foreign exchange rate increase discussed below.

Income taxes
      Income tax benefits for the years ended June 30, 2005 and 2004 were $82,152 and $778,085, respectively. Income tax benefits were reduced in 2005 as a result of the lack of the reversal of the reserve of $1,266,000 recognized in 2004 on MPAL deferred tax assets generated from MPAL’s financing subsidiary. This was offset by a reduction in Canadian income tax expense of $421,000 in 2005, as a result of reduced Canadian revenues. As a result of a change in Australian tax law during 2004, MPAL does not expect to receive similar financing benefits in the future.
Exchange Effect
      The value of the Australian dollar relative to the U.S. dollar increased to $.7620 at June 30, 2005 compared to $.6993 at June 30, 2004. This resulted in a $2,169,000 credit to accumulated translation adjustments for fiscal 2005. The 9% increase in the value of the Australian dollar increased the reported asset and liability amounts in the balance sheet at June 30, 2005 from the June 30, 2004 amounts. The annual average exchange rate used to translate MPAL’s operations in Australia for fiscal 2005 was $.7533, which is a 5% increase compared to the $.7179 rate for fiscal 2004.

2004 vs. 2003

Revenues
      Oil sales increased 48% in 2004 to $4,923,000 from $3,329,000 in 2003 because of a 23% Australian foreign exchange rate increase discussed below and new oil sales from the Cooper Basin and the Nockatunga project. Oil unit sales are expected to continue to decline in the Mereenie field unless additional development wells are drilled to maintain production levels. MPAL is dependent on the operator (65% control) of the Mereenie field to maintain production. Oil unit sales (net of royalties) in barrels (bbls) and the average price per barrel sold during the periods indicated were as follows:

	Twelve Months Ended June 30,

	2004 Sales		2003 Sales

		Average Price		Average Price
	Bbls	A.$ per bbl	Bbls	A.$ per bbl

Australia:
Mereenie Field	110,955	43.44	124,553	42.87
Cooper Basin	6,522	37.29	800	34.41
Nockatunga Project	34,105	38.73	—	—

Total	151,582	42.12	125,353	42.82

      Amounts presented above for oil prices and below for gas prices are in Australian dollars to show a more meaningful trend of underlying operations. For the years ended June 30, 2004 and 2003 the average foreign exchange rates were .7179 and .5852 and respectively.
      Gas sales increased 26% to $12,870,000 in 2004 from $10,182,000 in 2003 because of the 23% Australian foreign exchange rate increase discussed below and the $1,135,000 in gross proceeds from the Canadian Kotaneelee gas field settlement. In addition, the recurring portion of Kotaneelee revenues declined from $536,000 in 2003 to $423,000 in 2004 due to reduced production. This trend is likely to continue. These increases were partially offset by a 2% decrease in volume and a 3% decrease in Australian gas prices.
      The volumes in billion cubic feet (bcf) (net of royalties) and the average price of gas per thousand cubic feet (mcf) sold during the periods indicated were as follows:

	Twelve Months Ended June 30,

	2004 Sales		2003 Sales

		A.$ Average Price		A.$ Average Price
	Bcf	per mcf	Bcf	per mcf

Australia: Palm Valley	2.376	2.25	2.604	2.43
Australia: Mereenie	3.287	2.86	3.218	2.82

Total	5.663	2.61	5.822	2.65

      Other production related revenues increased 33% to $1,632,000 in 2004 from $1,225,000 in 2003. Other production related revenues are primarily MPAL’s share of gas pipeline tariff revenues which increased as a result of the higher volumes of gas sold at Mereenie, and because of the 23% Australian foreign exchange rate increase discussed below.

Costs and Expenses
      Production costs increased 21% in 2004 to $5,416,000 from $4,461,000 in 2003 in part because of the 23% Australian foreign exchange rate increase discussed below. During 2004, production costs also increased because of the new costs of $545,000 for the Nockatunga project. These increases were partially offset by a decrease in production costs applicable to two wells that were plugged and abandoned in the Mereenie field in 2003. In addition, a Mereenie two well workover program was completed during the 2003 period.
      Exploration and dry hole costs increased 10% to $3,225,000 in 2004 from $2,920,000 in 2003. The 2004 and 2003 costs related to the exploration work being performed on MPAL’s properties. The primary reason for the increase in 2004 is the 23% Australian foreign exchange rate increase discussed below. For the 2004 period, exploration costs totaled $1,509,000 and dry hole costs totaled $1,716,000. For the 2003 period, exploration costs totaled $2,043,000 and dry hole costs totaled $877,000. The dry holes were drilled on MPAL properties in Australia and New Zealand.
      Salaries and employee benefits increased 95% to $3,812,000 in 2004 from $1,958,000 in 2003. During the 2004 period, there was a 23% increase in the Australian foreign exchange rate discussed below. In addition, MPAL curtailed its pension plan in 2004 which resulted in a $1,248,000 charge, of which $961,000 was non cash.
      Depletion, depreciation and amortization increased 71% from $3,719,000 in 2003 to $6,342,000 in 2004. During the 2004 period, there was a 23% increase in the Australian foreign exchange rate as discussed below. Depletion expense for the Palm Valley and Mereenie fields increased 55% during the period primarily because of the increase in oil and gas properties related to Magellan’s increased interest in MPAL and the current Mereenie development program. In addition, in 2004, $528,000 in DD&A was also recorded for the Nockatunga project and the Cooper Basin. The reserves in the Cooper Basin were reduced by 50% from 50,000 barrels to 25,000 barrels during the current period because of lower oil production than estimated. In the 2003 period the Palm Valley gas reserves were increased by 35% and DD&A decreased by approximately $405,000 because of this change in gas reserves.
      Auditing, accounting and legal expenses increased 2% in 2004 to $414,000 from $404,000 in 2003 primarily because of the 23% Australian foreign exchange rate increase discussed below. The increase was partially offset because the 2003 period included higher audit fees in connection with the adoption of the new accounting standard for asset retirement obligations.
      Accretion expense increased 47% in the 2004 period from $243,000 in 2003 to $357,000 in 2004. Accretion expense represents the accretion on the asset retirement obligations (ARO) under SFAS 143 that was adopted effective July 1, 2002. The increase in the 2004 period results from the 23% increase in the Australian foreign exchange rate as discussed below and the additions for the Nockatunga project and the Kotaneelee gas field.
      Shareholder communications costs increased 5% from $171,000 in 2003 to $180,000 in 2004 primarily because of Magellan and MPAL’s increased costs related to their status as public companies.
      Other administrative expenses increased 78% from $370,000 in 2003 to $660,000 in 2004. During the 2004 period, there was a 23% increase in the Australian foreign exchange rate as discussed below. In addition, there were increases in consultants’ fees ($134,000), directors’ fees and expenses ($101,000), insurance costs ($120,000), rent ($72,000) and travel expenses ($26,000) during the 2004 period that were partially offset by an increase in the amount of overhead charges that MPAL as operator was able to charge its partners.

Interest Income
      Interest increased 28% to $1,099,000 in 2004 from $860,000 in 2003 primarily because of the $102,000 interest received from the funds held in escrow from the Kotaneelee settlement and because of the 23% Australian foreign exchange rate increase discussed below.

Income Taxes
      Income tax benefits for the years ended June 30, 2004 and 2003 were $778,085 and $773,548, respectively. The income tax benefits were reduced $362,000 in 2004 related to Canadian withholding taxes as a result of increased revenues from the Kotaneelee Settlement. Income tax benefits were further reduced as a result of a decrease from $1,202,000 in 2003 to $929,000 in 2004 of financing related benefits received by MPAL. These reductions were offset by an increase in income tax benefits of $639,000 resulting from pretax losses in Australia during 2004. As a result of a change in Australian tax law during 2004, MPAL does not expect to receive similar financing benefits in the future. These reductions were offset by tax benefits from MPAL’s operating losses.
Exchange Effect
      The value of the Australian dollar relative to the U.S. dollar increased to $.6993 at June 30, 2004 compared to $.6737 at June 30, 2003. This resulted in a $915,000 credit to accumulated translation adjustments for fiscal 2004. The 4% increase in the value of the Australian dollar increased the reported asset and liability amounts in the balance sheet at June 30, 2004 from the June 30, 2003 amounts. The annual average exchange rate used to translate MPAL’s operations in Australia for fiscal 2004 was $.7179, which is a 23% increase compared to the $.5852 rate for fiscal 2003.
Quantitative and Qualitative Disclosure About Market Risk
      The Company does not have any significant exposure to market risk, other than as previously discussed regarding foreign currency risk and the risk of fluctuations in the world price of crude oil, as the only market risk sensitive instruments are its investments in marketable securities. At June 30, 2005, the carrying value of such investments including those classified as cash and cash equivalents was approximately $25 million, which approximates the fair value of the securities. Since the Company expects to hold the investments to maturity, the maturity value should be realized. A 10% change increase in the Australian foreign currency rate compared to the U.S. dollar would increase or decrease revenues and costs and expenses by $2.2 million and $2.1 million, respectively. For the twelve months ended June 30, 2005, oil sales represented approximately 38% of production revenues. Based on 2005 sales volume and revenue, a 10% change in oil price would increase or decrease oil revenues by $757,000. Gas sales, which represented approximately 62% of production revenues in 2005, are derived primarily from the Palm Valley and Mereenie fields in the Northern Territory of Australia and the gas prices are set according to long term contracts that are subject to changes in the Australian Consumer Price Index.

Security Ownership of MPAL Management and Shareholders
      The following table sets forth information as to the number of shares of MPAL’s ordinary shares believed by Magellan to be owned beneficially as of January 18, 2006 (except as otherwise indicated) by each director and executive officer of MPAL and all directors and executive officers as a group.

	Amount and
	Nature of
	Beneficial
	Ownership
			Percent of
Name of Individual or Group	Shares	Options	Class

Rodney F. Cormie, director	1,843	0	**
Mervyn V. Cowie, Joint Venture Coordinator	0	0	**
Larry N. Franks, Operations Manager	0	0	**
T. Gwynn Davies, General Manager	0	0	**
John P. Kelly, director	0	0	**
Timothy L. Largay, director	0	0	**
Walter McCann, director	0	0	**
Bruce McInnes, Secretary	0	0	**
Robert Mollah, director	0	0	**
Joseph P. Morphea, Finance Manager	0	0	**
Ronald P. Pettirossi, director	0	0	**
Norbury Rogers, director	0	0	**
Directors and Executive Officers as a Group (a total of 12 persons)	1,843	0	**

**	= less than 1%.
      The following table sets forth information as to the number of MPAL’s ordinary shares owned beneficially by the five (5) largest shareholders known to Magellan as of January 18, 2006, based upon MPAL’s annual report filing submitted to the ASIC on September 23, 2005, other subsequent ownership reports filed by such holders with the ASX and MPAL’s Target Statement filed on December 22, 2005.

Name	Share Ownership		Percent of Class

Magellan Petroleum Corporation	25,739,028		55.13%
Sagasco Amadeus Pty Ltd	4,395,182	*	9.41%
452 Capital Pty Limited	3,341,244	**	7.16%
Paradice Cooper Investors Pty Ltd	2,054,330	**	4.40%
National Nominees Limited	1,918,241	*	4.11%

*	As of November 30, 2005, as per MPAL’s Target Statement.

**	Estimated based on public filings following issue of MPAL’s annual report.

COMPARISON OF MAGELLAN AND MPAL SHAREHOLDER RIGHTS
      MPAL is incorporated under the laws of Australia and Magellan is incorporated under the laws of the State of Delaware. If MPAL shareholders accept the Exchange Offer and receive Magellan shares in exchange for their MPAL shares, they will become Magellan common shareholders. MPAL’s shareholders’ rights are governed by Australian law and regulations, including the Corporations Act and MPAL’s Constitution. The Exchange Offer will not have any negative effects on the requirements of MPAL under the Corporations Act. Once the MPAL shareholders accepting the Exchange Offer become Magellan shareholders, their rights as such will be governed by the Delaware General Corporation Law (“DGCL”) and by the Magellan Restated Certificate of Incorporation and the Magellan By-Laws. The material differences between the rights of MPAL shareholders and Magellan shareholders, resulting from differences in the respective governing documents and the applicable law, are summarised below.
      The following summary does not contain all the information that may be important to you and is qualified in its entirety by reference to the laws of Delaware and Australia and the governing corporate documents of Magellan and MPAL. Magellan will provide a copy of each of Magellan’s Restated Certificate of Incorporation and By-Laws free of charge on request. To obtain a copy, please contact Georgeson Shareholder (Australian information agent) at 1300 551 398 (within Australia) or 61 3 9415 4303 (outside Australia) or the Proxy Advisory Group of Strategic Stock Surveillance, LLC (U.S. information agent) at 1-866-657-8728 (toll free) or Daniel J. Samela, President of the Company at 1-860-293-2006.
Authorised Capital Stock
      As of January 18, 2006, there were 46,691,941 MPAL shares issued and outstanding.
      The Magellan Restated Certificate of Incorporation currently authorizes 200,000,000 shares of common stock, par value $0.01 per share. As of January 18, 2006, there were 25,783,243 Magellan shares issued and outstanding.

	Rights of holders of MPAL Shares	Rights of holders of Magellan Shares

Shareholder Voting Rights	Each MPAL Share (subject to any specific terms of issue) confers a right to vote at all general meetings. On a show of hands, each MPAL Shareholder present in person, or by proxy, representative or attorney, has 1 vote. If a poll is held, MPAL Shareholders present in person or by their proxy, representative or attorney will have 1 vote for each fully paid MPAL Share held (and the equivalent fraction for partly paid shares). The constitution provides that a poll may be demanded by the chairman of the general meeting, at least 5 voting members, or by members holding either not less than 10% of the total voting rights of all members having the right to vote at the meeting or holding shares conferring a right to vote at the	All voting rights are vested in the holders of Common Stock, each share voting equally with every other share. A 1968 Amendment to the Magellan Restated Certificate of Incorporation by the addition of the 12th Article, provides that in matters to be voted on at meetings of shareholders, the vote of a majority of those present in person or by proxy will be required in addition to a majority of the shares represented. The 12th Article provides that when shares are held by members or shareholders of another company, association or similar entity and such persons act in concert, or when shares are held by or for a group of shareholders whose members act in concert by virtue of any contract, agreement or

Rights of holders of MPAL Shares	Rights of holders of Magellan Shares

meeting on which an aggregate sum has been paid equal to not less than 10% of the total sum paid on all MPAL Shares conferring that right. However, the Corporations Act also allows shareholders with at least 5% of the votes that may be cast on the resolution on a poll to demand a poll.

Unless the Corporations Act or the constitution requires a special resolution, resolutions are passed by a simple majority of votes cast on the resolution. Under the Corporations Act, a special resolution may be passed by the company if not less than 28 days’ notice of a general meeting is given, specifying the intention to propose the special resolution and stating the resolution. A special resolution must be passed by at least 75% of the votes cast by shareholders entitled to vote. The Corporations Act requires certain matters to be resolved by a company by special resolution, including:

• the change of name of the company;

• a selective reduction of capital or selective buy-back;

• the conversion of the company from one type or form to another; and

• a decision to wind-up the company voluntarily.

The Corporations Act requires voting by separate classes of MPAL Shares only with respect to a variation of class rights.	understanding, such persons shall be deemed to be 1 shareholder for the purposes of the 12th Article. Magellan has the power to determine whether shareholders are acting in concert, depending on the circumstances and the evidence, if any, that shareholders were in fact so acting and should therefore be treated as 1 shareholder.

Section 6 of Article II of the Magellan By-Laws provides that at all meetings of the shareholders, subject to the provisions of the Magellan Restated Certificate of Incorporation and Section 8 of Article II of the Magellan By- Laws, each shareholder having the right to vote at such meeting is entitled to one vote for each share standing registered in his name on the date for such a meeting.

Section 8 of Article II provides that all elections will be by ballot and any matter to be voted on at the shareholders’ meeting must be approved, not only by a majority of the shares voted at such meeting (or such greater number of shares as would otherwise be required by law or the Magellan Restated Certificate of Incorporation), but also by a majority of the shareholders present in person or by proxy. In the case of the election of Directors, if no candidate receives both such majorities then each person who receives the majority in number of the shareholders present in person or by proxy will be entitled to fill such vacancies by virtue of having received such majority.

When shares are held by members or shareholders of

Rights of holders of MPAL Shares	Rights of holders of Magellan Shares

another company, association or similar entity and such persons act in concert, or when the shares are held by a group of shareholders whose members act in concert by virtue of any contract, agreement or understanding, such persons will be deemed to be one shareholder for the purposes of Section 8 of Article II.

Restrictions on issues of securities	Under the MPAL Constitution, the MPAL directors may allot or otherwise dispose of shares with preferred, deferred or other rights subject to such restrictions as to dividends, voting, return of capital, payment of calls or otherwise to such persons and on such terms and conditions as they think fit. ASX Listing Rule 7.1 requires MPAL Shareholder approval if MPAL wishes to issue 15% or more of its capital in any 12 month period, unless an exception applies. Exceptions include issues under offers to all ordinary shareholders in proportion to their respective holdings, issues under takeover bids or schemes of arrangements and issues under dividend reinvestment plans. The MPAL Constitution provides that the MPAL directors must not, without the prior approval of MPAL Shareholders, issue shares or grant options which would (on exercise of the option) result in the transfer of a controlling interest in MPAL, or result in 50% or more of the votes exercisable on a poll, being registered in the name of the transferee except if an offer of shares or options has been made to all ordinary shareholders in proportion to their respective shareholding. Under the MPAL Constitution, an MPAL director	Under the Magellan Restated Certificate of Incorporation, the Directors have the power to issue additional Magellan Shares. Nasdaq Marketplace Rules require shareholder approval prior to the issuance of additional Magellan Shares in the following circumstances:

(a) when the issue or potential issue will result in a change of control of Magellan;

(b) in connection with the acquisition of the stock or assets of another company if:

(i) any director, officer or substantial shareholder of Magellan has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, could result in an increase in outstanding common shares or voting power of 5% or more; or

Rights of holders of MPAL Shares	Rights of holders of Magellan Shares

and his or her Associates cannot participate in the issue of MPAL Shares or grant options unless MPAL has first by special resolution approved the number of shares or options to be issued to the director or associate or except in cases permitted by the ASX Listing Rules. This does not apply to pro rata issues or issues to executive directors. ASX Listing Rules 10.11 and 10.14 allow the issue of shares or options to directors with the approval of shareholders by ordinary resolution.
  (ii) where, due to the present or potential issue of Magellan Shares, or securities convertible into or exercisable for Magellan Shares, other than a public offering for cash:

     (A) the Magellan Shares have or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of stock or securities convertible into or exercisable for Magellan Shares; or

     (B) the number of Magellan Shares to be issued is or will be equal to or in excess of 20% of the number of Magellan Shares outstanding before the issuance of the stock or securities; or

     (c) in connection with a transaction other than a public offering involving:

(i) the sale, issue or potential issue by Magellan of Magellan Shares (or securities convertible into or exercisable for Magellan Shares) at a price less than the greater of book or market value which together with sales by officers, directors or substantial shareholders of Magellan equals 20% or more of Magellan Shares or 20% or more

Rights of holders of MPAL Shares	Rights of holders of Magellan Shares

of the voting power outstanding before the issuance; or (ii) the sale, issuance or potential issuance by Magellan of Magellan Shares (or securities convertible into or exercisable Magellan Shares) equal to 20% or more of the Magellan Shares or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the shares.

Amending constituent documents	Under the Corporations Act, a company may by special resolution (75% of shareholders who vote) amend or repeal its constitution or any provision of its constitution. The Corporations Act requires voting by separate classes of shares only if the amendment to the constitution varies class rights.	Under the Delaware General Corporation Law and the Magellan Restated Certificate of Incorporation, a proposed amendment to the Restated Certificate of Incorporation, including but not limited to an amendment to change the number or type of shares of authorised capital stock, requires:

• the approval of the board of directors;

• the affirmative vote of a majority of the outstanding shares entitled to vote on the matter; and

• the affirmative vote of a majority of the outstanding shares of each class entitled to vote thereon as a class.

If an amendment would change the aggregate number of authorised shares of a particular class or series of shares, change the par value of the shares of such class or series or alter the powers, preferences or special rights of the shares of such class

Rights of holders of MPAL Shares	Rights of holders of Magellan Shares

or series so as to affect them adversely, a majority of the outstanding shares of that class or series, voting as a class, also must vote to authorise the amendment.

The 12th Article of the Magellan Restated Certificate of Incorporation provides that in matters to be voted on at meetings of shareholders, the vote of a majority of those present in person or by proxy will be required in addition to a majority of the shares represented. The 12th Article provides that when shares are held by members or shareholders of another company, association or similar entity and such persons act in concert, or when shares are held by or for a group of shareholders whose members act in concert by virtue of any contract, agreement or understanding, such persons shall be deemed to be one shareholder for the purposes of the 12th Article.

Under the Delaware General Corporation Law, a proposed amendment to a Delaware corporation’s Certificate of Incorporation requires an affirmative vote of a majority of all shares entitled to vote thereon. If any such amendment would adversely affect the rights of any shareholders of a particular class or series of shares, the vote of the majority of all outstanding shares of that class or series, voting as a class is also necessary to authorise the amendment. Under the Delaware General Corporation Law, the power to adopt, alter and repeal a Delaware corporation’s By-Laws is vested in the shareholders, except to the extent that the Certificate of Incorporation also vests such

	Rights of holders of MPAL Shares	Rights of holders of Magellan Shares

powers in the Board of Directors. The Magellan Restated Certificate of Incorporation grants these powers to the Board of Directors. This grant of authority does not limit the power of the shareholders to adopt, amend or repeal the Magellan By-Laws. The Magellan By-Laws may be altered, amended or repealed by a vote of a majority of the directors at any regular or special meeting of the Board or by the shareholders at a meeting called for that purpose by the favourable vote of 66 2/3% of the voting power of all outstanding voting shares generally entitled to vote at such meeting and 66 2/3% of the shareholders present in person or by proxy and entitled to vote at such meeting.

Quorum of Shareholders	Under the MPAL Constitution, 3 MPAL Shareholders present in person or by proxy, attorney or representative authorised pursuant to the Corporations Act comprise a quorum at a general meeting. However, if a quorum is not present within 15 minutes of the time appointed for the meeting, the meeting stands adjourned and at the adjourned meeting, the quorum is 2 members present in person or by proxy, attorney or representative authorised pursuant to the Corporations Act.	Under the Magellan By-Laws, the holders for the time being of 33 1/3% of the total number of shares issued and outstanding and entitled to be voted at any meeting, present in person or by proxy, constitutes a quorum for the transaction of business, unless the representation of a larger number is required by law.

Shareholder Action by Written Consent	MPAL, as a public company, is not permitted to pass resolutions on the basis of a written consent from MPAL Shareholders.	Under the Delaware General Corporation Law, any action required or permitted to be taken at a Magellan shareholders’ meeting may be taken without a meeting, without prior notice and without a vote if a written consent, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of

Rights of holders of MPAL Shares	Rights of holders of Magellan Shares

votes that would be necessary to authorise or take such action at a meeting at which all shares entitled to vote upon such action were present and voted in accordance with the requirements of the 12th Article of the Magellan Restated Certificate of Incorporation.

Mergers and Other Transactions	The Corporations Act prohibits an acquisition of a relevant interest in shares in a company if, after the acquisition:

• any person’s voting power in the company would increase beyond 20%; or

• any person’s voting power in a company that is above 20% and below 90%, increases.

There are a number of permitted methods to exceed the 20% level, including:

• an off-market takeover bid made to all shareholders which may be for all or a nominated portion of their shareholding;

• an unconditional on-market take over bid on the ASX;

• acquisitions of not more than 3% of voting shares every six months, by a person who already holds at least 19% of voting power;

• acquisitions approved by ordinary resolution of shareholders who are unassociated with the parties to the transaction; and

• acquisitions under a scheme of arrangement approved by the court.	Under the Delaware General Corporation Law, a merger, consolidation, or sale of all or substantially all of a corporation’s assets must be approved by the board of directors and by at least a majority of the outstanding shares of the corporation entitled to vote thereon. The Magellan Restated Certificate of Incorporation also requires such approval to be given by a majority vote of the shareholders present in person or by proxy and entitled to vote thereon.

Rights of holders of MPAL Shares	Rights of holders of Magellan Shares

Dissenters’ Rights	There are no directly equivalent rights under the Corporations Act. If Magellan is entitled to proceed to compulsory acquisition under the Corporations Act, it must lodge a compulsory acquisition notice with ASIC and despatch those notices to those MPAL Shareholders who did not accept the Offer. Anyone who holds MPAL Shares covered in a compulsory acquisition notice may apply to the court to stop the acquisition. Within 1 month after the compulsory acquisition notice is lodged with ASIC, the holder of MPAL Shares may ask Magellan for a written statement of the names and addresses of everyone else Magellan has given the notice to. Magellan must give this notice within 7 days after the request. The application for the stop order must be made before the later of 1 month after the holder is given the compulsory acquisition notice or the end of 14 days after the holder is given the notice of everyone else’s names and addresses. In such a case, the court will only prevent a compulsory acquisition if it is satisfied that the consideration does not constitute fair value for the MPAL Shares.	Under the Delaware General Corporation Law, shareholders of a corporation who have neither voted in favor of a merger or consolidation nor consented to it have the right to demand and receive payment of the fair value of their shares in the event of a merger or consolidation of the corporation. However, except as the Delaware General Corporation Law provides otherwise, shareholders do not have appraisal rights if, among other things, their shares, as of the record date, were either:

• listed on a national securities exchange or designated as a national market security on an inter-dealer quotation system by the National Association of Securities Dealers, Inc. or

• held of record by more than 2,000 shareholders.

Notwithstanding the exception described above, appraisal rights are available to shareholders if the holders thereof are required by the terms of the agreement of merger or consolidation to accept as consideration for such shares anything except:

• shares of the company surviving or resulting from the merger or consolidation;

• shares of any other company which, at the record date fixed to determine shareholders entitled to vote on the merger or consolidation, were either listed on a national securities exchange or designated as a national market security on an inter-dealer quotation system by the National Association of Securities Dealers, Inc. or held

Rights of holders of MPAL Shares	Rights of holders of Magellan Shares

of record by more than 2,000 shareholders;

• cash in lieu of fractional shares of the corporations described in the above two clauses; or

• any combination of shares and cash in lieu of fractional shares of the corporations described in the above three clauses.

Business Combinations with Interested Shareholders	There are no directly equivalent rights under the Corporations Act.	With some exceptions, Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in a business combination with an interested shareholder for three years following the time such person becomes an interested shareholder. In general, an interested shareholder is a person or entity owning 15% or more of the corporation’s outstanding voting shares. The definition also includes any affiliate of such person or entity. The three-year moratorium which Section 203 imposes on business combinations does not apply if:

• prior to the date at which the shareholder became an interested shareholder, the corporation’s board of directors approved either the business combination or the transaction which resulted in the person becoming an interested shareholder;

• the interested shareholder owned at least 85% of the corporation’s voting shares upon consummation of the transaction which made him or her an interested shareholder; or

• on or after the date a shareholder becomes an interested shareholder, the board

Rights of holders of MPAL Shares	Rights of holders of Magellan Shares

of directors approves the business combination, which is also approved at a shareholder meeting by two-thirds of the outstanding voting shares not owned by the interested shareholder.

A Delaware corporation may elect to opt out of, and not be governed by, Section 203 through a provision in its original certificate of incorporation or an amendment to its certificate of incorporation or by-laws, if the amendment is approved by the vote of a majority of the shares entitled to vote. With a limited exception, such an amendment would not become effective until 12 months following its adoption. Magellan has not opted out of the application of Section 203 to Magellan. The 13th Article of the Magellan Restated Certificate of Incorporation provides that a “Business Combination” with a “Related Person” (including a merger, issue of shares worth more than US$5 million or the sale of any assets worth US$5 million or more) requires the approval of shareholders holding at least 66 2/3% of the vote in power and 66 2/3% of shareholders present in person or by proxy and who are entitled to vote under resolution. There are several exceptions to this higher voting requirement in the 13th Article including if the Business Combination has been approved by a majority of the Directors, the Business Combination is solely between Magellan and a subsidiary (and such a combination would not have the effect of reclassifying or recapitalising Magellan to increase the voting power of a Related Person) or the Business

	Rights of holders of MPAL Shares	Rights of holders of Magellan Shares

Combination will be consummated within 3 years after the date the Related Person became a Related Person and certain conditions were met.

Pre-emptive Rights	Under Australian law, shareholders of a company do not have any pre-emptive rights unless they are provided for in a shareholders agreement or a company’s constitution. MPAL shareholders do not have any pre- emptive rights under MPAL’s Constitution.	Under the Delaware General Corporation Law, shareholders of a Delaware corporation do not possess pre-emptive rights unless the corporation’s certificate of incorporation specifically grants such rights or unless they are given such rights under contract. The Magellan Restated Certificate of Incorporation does not grant general pre-emptive rights to the Magellan Shareholders.

Dividends	Under the Corporations Act, a dividend may only be paid out of the profits of a company. MPAL Shares will participate fully in all dividends in proportion to the amounts paid or credited as paid on the shares. MPAL Shareholders registered as at a record date are entitled to receive dividends as declared by it. MPAL may establish dividend reinvestment plans for cash dividends paid by it.	Under the Delaware General Corporation Law, a Delaware corporation’s board of directors may authorise the payment of dividends to the corporation’s shareholders (on an equal per share basis) either:

• out of surplus; or

• if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

However, a Delaware corporation may not make a distribution out of net profits unless and until its capital is greater than the amount of capital represented by the issued and outstanding shares of all classes having a preference upon the distribution of assets. In addition, the Delaware General Corporation Law generally provides that a Delaware corporation may redeem or repurchase its shares only if such redemption or repurchase would not impair the corporation’s capital.

Rights of holders of MPAL Shares	Rights of holders of Magellan Shares

Annual Shareholders’ Meetings	Under the Corporations Act, MPAL must hold a meeting of members once in each calendar year and within 5 months of the end of its financial year. The business of an annual general meeting is to receive and consider the statement of financial position, the statement of financial performance and the reports of the directors and the auditor, to elect directors in place of those retiring, to appoint the auditor and fix their remuneration (if required) and to transact any other business in accordance with the MPAL Constitution. A resolution that MPAL’s remuneration report be adopted must also be put to the vote. Such a resolution is advisory only and does not bind MPAL or its Directors. At least 28 days’ notice must be given of a meeting of a listed company’s shareholders. Each shareholder is entitled to individual written notice of each general meeting and has a right to be present and to speak at that meeting. The chair of an annual general meeting must allow a reasonable opportunity for the shareholders as a whole at the meeting to ask questions about or make comments on the management of the company. The auditor or their representative is required to be present, and the shareholders must also be allowed a reasonable opportunity to ask questions relevant to the conduct of the audit and the preparation and content of the auditor’s report. Shareholders have a right to submit written questions to the auditor related to the audit and the company’s financial statements before the annual general meeting.	Magellan will hold an annual meeting in each year at such place and on such date and at such time as our board of directors designates by resolution, for the purpose of electing directors and transacting such other business as may properly be brought before the meeting. The Magellan By-Laws provide:

• that the annual meeting of the shareholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held on such date as the board of directors shall each year fix; and

• that the day, place and hour of each annual meeting is specified in the notice of annual meeting. Written notice of an annual shareholders’ meeting stating the time, place and purposes of the meeting must be given personally or by mail, not less than 10 days nor more than 60 days before the date on which the meeting is to be held, to each shareholder entitled to vote at the meeting.

	Rights of holders of MPAL Shares	Rights of holders of Magellan Shares

Special Shareholders’ Meetings	The Corporations Act and the MPAL Constitution allows a director of MPAL to call a shareholders meeting. Directors must call and arrange to hold a general meeting on the request of either members holding at least 5% of the votes that may be cast at the meeting, or at least 100 members entitled to vote at the meeting. The directors must call the meeting within 21 days after the request is given to the company, and the meeting must be held not later than 2 months after the request is given to the company. If the directors fail to call the requisitioned meeting within 21 days, members holding at least 50% of the votes held by all requisitionists may call and arrange to hold the meeting. The meeting must be held not later than 3 months after the initial request is given to the company. Under the Corporations Act, members holding at least 5% of the votes that can be cast at a general meeting may also call, and arrange to hold, a general meeting, but this must be done at their own expense.	The Delaware General Corporation Law provides that a special shareholders’ meeting, other than those required by a provision of the Delaware General Corporation Law, may be called by the corporation’s board of directors or by such person or persons as the certificate of incorporation or the by-laws may authorise. The Magellan By-Laws provide that the only persons who may call a special meeting (other than those required by statute) are the following:

• the Chairman of the Board of Directors;

• the President; or

• the Board of Directors pursuant to a resolution approved by a majority of the members of the Board then in office.

Written notice of a special shareholders’ meeting stating the time, place and purposes of the meeting, must be given personally or by mail, not less than 10 days nor more than 60 days before the date on which the meeting is to be held, to each shareholder entitled to vote at that meeting.

Record Date	Under the Corporations Act and the Corporations Regulations, the time for determining which MPAL Shareholders are entitled to receive a notice of meeting is not more than 48 hours before the meeting.	Magellan’s Board may fix a record date which shall not be more than 60 days nor less than 10 days before the date of any meeting of shareholders, nor more than 60 days prior to the time for such action such as determining entitlements to a dividend, conversion or exchange of shares. If no record date is fixed by Magellan’s board, the record date for determining shareholders entitled to notice of a meeting shall be at the close of business on the day next preceding the day

	Rights of holders of MPAL Shares	Rights of holders of Magellan Shares

on which the notice is given and for determining shareholders entitled to receive dividends, conversion or exchange of shares, the record date shall be the close of business on the day on which the board of directors adopts the resolution giving effect to that action.

Proxy lodgement	Under the Corporations Act, for an appointment of a proxy for a meeting of a Company’s shareholders to be effective, the proxy’s appointment must be signed and sent to the Company so as to be received at least 48 hours before the meeting.	The Magellan By-Laws provide that at any meeting of Magellan Shareholders, every Magellan Shareholder entitled to vote thereon may vote in person or by proxy authorised by an instrument or by a transmission permitted by law filed with Magellan (or its transfer agent) in accordance with the procedures established from time to time for any shareholders’ meeting. Proxies must be received by Magellan (or its transfer agent) a reasonable amount of time prior to the date of the meeting. Under Delaware law, a proxy may be revoked at any time before it is voted by:

• so notifying Magellan in writing;

• signing and dating a new and different proxy card of a later date; or

• voting shares in person or by a duly appointed agent at the meeting.

Shareholder requisitioned resolutions	Under the Corporations Act, shareholders with at least 5% of the votes that may be cast at a general meeting or at least 100 shareholders who are entitled to vote at the general meeting may give a company notice of a resolution that they propose to move at a general meeting or request that the directors of the Company call and arrange to hold a general meeting. A company	Magellan Shareholders may only bring business before an annual meeting. To be properly brought before an annual meeting, business must be specified in the notice of meeting given by or at the direction of the board, properly brought before the meeting by or at the direction of the board or otherwise properly brought before the meeting by a Magellan Shareholder. In order

Rights of holders of MPAL Shares	Rights of holders of Magellan Shares

which has received such a notice must distribute that notice to all its shareholders or call and arrange the meeting.	for a Magellan Shareholder to bring a business before an annual meeting, the Magellan Shareholder must have given notice not less than 60 days nor more than 90 days prior to the meeting. However, if less than 70 days notice or prior public disclosure (when disclosure of the date of the meeting is first made in a press release) of the date of the meeting is given or made to Magellan Shareholders, notice by the Magellan Shareholder to be timely must be received no later than the close of business on the 10th day following the date on which such notice of the date of the annual meeting was mailed or such public disclosure was made.

Board of Directors	The Corporations Act requires that MPAL have at least 3 directors (excluding alternate directors) at least 2 of which reside in Australia. The MPAL Constitution specifies that there will be not less than 4 or more than 8 directors. MPAL may in general meeting vary the number of its directors provided that the variation falls within the above requirements of the Corporations Act. Each director other than a managing director cannot retain office for more than 3 years or beyond the 3rd annual general meeting following his/her election (whichever is the longer period) without submitting him/herself for re-election. At each annual general meeting, one third of the directors (other than the managing director) will retire from office and will be eligible for re-election.	The Delaware General Corporation Law permits a Delaware corporation’s certificate of incorporation or by-laws to contain provisions governing the number and terms of directors. Directors may be elected at the annual shareholders’ meeting, or at a different shareholders’ meeting if the corporation’s by- laws so provide. Shareholders also may elect directors by written consent in lieu of a shareholders’ meeting.

The Magellan By-Laws provide that the number of directors is fixed at four members, but such number may be altered from time to time by an amendment of the by laws. Directors are divided into three classes. Each director is elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election, or in each case thereafter when their respective successors are elected and have qualified or upon their earlier death, resignation or

	Rights of holders of MPAL Shares	Rights of holders of Magellan Shares

removal. Directors need not be shareholders. No decrease in the number of directors constituting the board of directors will shorten the term of any incumbent director.

All directors elected at a meeting must be by written ballot. The Magellan By-Laws and the 12th Article of the Restated Certificate of Incorporation provide that election of directors is by majority of shares voted and a majority in number of shareholders present. However, if no board candidate receives such majorities, the person who receives a majority in number of shareholder votes is elected.

Removal of Directors	Any director of MPAL may resign at any time by giving written notice to MPAL. The Corporations Act provides that directors may be removed by a vote of the majority of shareholders present and voting at a meeting of which special notice has been given. The directors cannot remove a director from office or require a director to vacate their office.	The Delaware General Corporation Law provides that a director or directors may be removed with or without cause by the holders of a majority of the shares then entitled to vote at an election of directors, except that in the case of a corporation whose board is classified, the shareholders may effect such removal only for cause. The Magellan By-Laws provide that any director, or the entire board of directors, may be removed from office at any time, but only for cause and only by the affirmative vote of at least a majority of the votes cast at a shareholders’ meeting called to consider such removal and a majority of the shareholders present in person or by proxy and entitled to vote thereon. The term “cause” is not defined in the Magellan By-Laws or in the Delaware General Corporation Law.

Board Vacancies	The MPAL Directors have the power at any time and from time	Under the Delaware General Corporation Law, vacancies on

	Rights of holders of MPAL Shares	Rights of holders of Magellan Shares

to time to appoint any person as a director either to fill a casual vacancy or as an addition to the board but so that the total number of directors does not at any time exceed the set limit. A director appointed as a casual vacancy or an addition to the board only holds office until the next general meeting where he/she will eligible for re-election. Directors of MPAL may be appointed at the annual general meeting of MPAL Shareholders, or at any other general meeting requisitioned by shareholders. A person must give MPAL a signed consent to act as a director before being appointed. Except in the case of existing directors retiring automatically under the constitution, any person not recommended for appointment by the board is only eligible for appointment where the signed consent is received at least 28 days (including at least 20 business days) before the general meeting.	the board of directors and newly created directorships resulting from an increase in the authorised number of directors may be filled by:

• a majority of the directors then in office, although less than a quorum; or

• by the sole remaining director.

The Magellan By-Laws provide that newly created directorships resulting from an increase in the authorised number of directors or any vacancies in the board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall only be filled by or in the manner directed by a majority vote of the directors then in office, and directors so chosen will hold office for a term expiring at the Annual Meeting of Shareholders at which the term of the class to which they have been elected expires. The Magellan By-Laws also provide that no decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director.

Indemnification of Directors and Officers	The Corporations Act provides that a company and its related bodies must not exempt or indemnify the company’s officers or auditor from liability owed to the company or a related body. The company must also not indemnify its officers or auditor from liability for fines and compensation orders, and liability owed to anyone arising out of conduct which was not in good faith. In these circumstances the person is also not allowed an indemnity for related legal costs. The company can otherwise	Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify its directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or

Rights of holders of MPAL Shares	Rights of holders of Magellan Shares

indemnify for costs incurred defending or resisting criminal proceedings in which the person is not found guilty and proceedings brought by ASIC or a liquidator where the grounds for the court order are not established. Legal costs are allowed in proceedings for relief granted by the court. The company must not pay an insurance premium for liabilities of its officers or auditor where the liabilities arise out of a wilful breach of duty against the company, or an improper use of position or company information. Section 1318 of the Corporations Act allows the court to grant relief to any officer or auditor of a company in a civil proceeding for negligence, default, breach of duty or breach of trust, if it appears to the court that the person is or may be liable but has acted honestly and, having regard to all the circumstances of the case, including those connected with the appointment, that person ought fairly to be excused. The court may relieve the person from liability either wholly or partly, on such terms as the court deems fit. Under the MPAL Constitution, MPAL will indemnify every officer or auditor of the company to the maximum extent permitted by law against any liability incurred by the officer, auditor or employee because of any act or thing done or omitted to be done by that person in that capacity or in any way in the discharge of that person’s duties. This does not apply in respect of any liability to MPAL or any liability arising out of conduct involving a lack of good faith. Every officer, auditor or employee of MPAL will be indemnified by MPAL against any liability for costs and expenses incurred in defending proceedings	agent to such corporation, if such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and not unlawful. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise. The Magellan Restated Certificate of Incorporation and the Magellan By-Laws provide for indemnification by Magellan of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law for litigation expense s. The Magellan Restated Certificate of Incorporation and the Magellan By-Laws also provide for the prepayment of expenses to persons entitled to indemnification (subject to certain conditions).

Rights of holders of MPAL Shares	Rights of holders of Magellan Shares

in which judgements given in favour of that person or in which he/she is acquitted or in connection with an application in which the court grants relief to a person under the Corporations Act.

Limitation of Personal Liability of Directors	Under Australian common law, directors are required to comply with certain fiduciary obligations to the company. There fiduciary duties include the duty to act in good faith in the interests of the company, the duty to act with a proper purpose, the duty not to fetter their discretion, the duty to exercise care, skill and diligence, the duty to avoid conflicts of interest, the duty not to use their position to their advantage, and to account to the company for any subsequent gain, and the duty not to misappropriate company property for their own or third party benefit. In addition to these common law duties, directors of Australian companies are required to comply with a number of statutory duties imposed by the Corporations Act, which are, in part, similar to the fiduciary duties of directors.

The Corporations Act prohibits a company from exempting a person from a liability to the company as an officer of the company (eg for breach of fiduciary or statutory duty).	The fiduciary duties owed by directors of a Delaware corporation are the common law duties of due care and loyalty. The fiduciary duty of due care requires that directors use that amount of care which ordinarily careful and prudent persons would use in similar circumstances, and consider all material information reasonably available in making business decisions, and that deficiencies in the directors’ process are actionable only if the directors’ actions are grossly negligent. In the duty of care context with respect to corporate fiduciaries, gross negligence has been defined as reckless indifference to or a deliberate disregard of the whole body of shareholders’ or actions which are without the bounds of reason. The fiduciary duty of loyalty mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In addition to these common law duties, directors of a Delaware corporation are subject to the duties and requirements of the Delaware General Corporation Law. The Delaware General Corporation Law provides that a Delaware corporation’s certificate of incorporation may include a provision limiting a director’s personal liability, to the corporation or its shareholders, for monetary damages for breach of

	Rights of holders of MPAL Shares	Rights of holders of Magellan Shares

the director’s fiduciary duty. However, no such provision can eliminate or limit liability for:

• any breach of the director’s duty of loyalty to the corporation or its shareholders;

• acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

• violation of certain provisions of the Delaware General Corporation Law;

• any transaction from which the director derived an improper personal benefit; or

• any act or omission prior to the adoption of such a provision in the certificate of incorporation.

The Magellan Restated Certificate of Incorporation contains a provision eliminating its directors’ personal liability for monetary damages to the fullest extent permitted under the Delaware General Corporation Law.

Derivative Actions By Shareholders	Under Australian law, a shareholder of a company no longer has the right to bring a common law action on behalf of the company. The shareholder must instead bring a statutory derivative action under the Corporations Act. Under the Corporations Act, a statutory derivative action may be instituted by a shareholder, former shareholder or a person entitled to be registered as a shareholder of a company. It can also be brought by an officer or former officer. In all cases, leave of the court is required. This will be granted if it	Under Delaware common law, a shareholder may bring a derivative action on behalf of the corporation where those in control of the corporation have refused to assert a claim belonging to the corporation (and to the shareholders collectively). Under Delaware law, a shareholder who wishes to bring a derivative suit must meet certain eligibility and standing requirements, including a requirement that the plaintiff have been a shareholder of the corporation at the time of the act of which he complains and that he maintain his status as a

	Rights of holders of MPAL Shares	Rights of holders of Magellan Shares

	is probable that the company will not itself bring the proceedings or properly take responsibility for them, the applicant is acting in good faith, the granting of leave is in the best interest of the company and there is a serious question to be tried. 14 days’ written notice must usually be given to the company before making the application. The proceedings can be instituted even if the company has ratified or approved of the conduct, although the court will take the ratification into account when making orders. Bringing a statutory derivative action will not prevent a shareholder bringing, or intervening in, proceedings on their own behalf in respect of a personal right.	shareholder throughout the course of the litigation. In addition, a derivative plaintiff must make a demand on the directors of the corporation to assert the corporate claim, unless that demand would be futile. Settlement or dismissal of a derivative action requires the approval of the Court and notice to shareholders of the proposed dismissal.

Oppression	Under the Corporations Act, any shareholder can bring an action in cases of conduct which is either contrary to the interests of the shareholders as a whole, oppressive to, unfairly prejudicial to or unfairly discriminatory against any shareholder in their capacity as shareholder or themselves in their capacity other than as a shareholder. Former shareholders can also bring an action if it relates to the circumstances in which they ceased to be a shareholder. The court may make orders that it considers appropriate, including orders regulating the future conduct of the company’s affairs or for the purchase of any shares by any shareholder. The court can also order the modification or repeal of the company’s existing constitution.	There are no equivalent rights applicable to the Magellan shares under Delaware law.

Directors with Conflicting Interest	The Corporations Act prohibits a public company from giving directors and other related parties	Under the Delaware General Corporation Law, certain contracts or transactions in which

	Rights of holders of MPAL Shares	Rights of holders of Magellan Shares

a financial benefit unless it obtains the approval of the shareholders or the financial benefit is exempt. Exempt financial benefits include indemnities, insurance premiums and payment for legal costs which are not otherwise prohibited by the Corporations Act, and benefits given an arm’s length terms. The Corporations Act generally requires a director of a company who has a material personal interest in a matter that relates to the affairs of the company to give the other directors notice of the interest. Such a director must not be present at a meeting where that matter is being considered or vote on the matter unless the other directors or ASIC approve, or the matter is not one which requires disclosure under the Corporations Act. Such a director does not form part of the quorum at the directors meeting for that part of the business. Directors, in entering into transactions involving the company, are subject to their common law and statutory duties to avoid conflicts of interest. The ASX Listing Rules also require shareholder approval of certain transactions with directors (including some issuances of securities to directors).	one or more of a corporation’s directors or officers have an interest are neither void nor voidable solely on that basis, or solely because such directors or officers participate in the meeting in which the transaction is authorised, or solely because any such director’s or officer’s votes are counted for such purpose, provided certain conditions are met. These conditions include obtaining the required approval and fulfilling the requirements of good faith and full disclosure. Under the Delaware General Corporation Law, either:

• the shareholders or the board of directors must approve any such contract or transaction after full disclosure of the material facts as to the director’s or officer’s interest; or

• the contract or transaction must have been fair to the company at the time it was approved. If board approval is sought, the contract or transaction must be approved by a majority of disinterested directors, even though the disinterested directors may be less than a quorum.

Right to Inspect Corporate Books and Records	Under the Corporations Act, every shareholder of a company at the shareholder’s request and on payment of any fee (up to a prescribed amount) must be sent a copy of the constitution within 7 days. The constitution of a public company (and any modification to it) is also lodged with ASIC and may be obtained by any member of the public on payment of a prescribed fee. MPAL’s certificate of registration	The Magellan Restated Certificate of Incorporation as amended on 12 February 1988 and 22 December 2000 is on file with the Secretary of State of Delaware and has also been filed with the SEC as an exhibit to the Magellan Form S-8 registration statement dated 14 January 1999. The Delaware General Corporation Law provides that for every shareholder meeting, a complete list of the shareholders

	Rights of holders of MPAL Shares	Rights of holders of Magellan Shares

	is issued by ASIC. ASIC keeps a copy of the registration and is obliged to give a person, upon request, a copy of the certificate. Under the Corporations Act, each shareholder is entitled to receive a copy of MPAL’s last annual financial report, director’s report and auditor’s report or a concise report for that financial year by the later of 7 days after the request is received and either 4 months after the end of the financial year or 21 days before the next annual general meeting (whichever is earlier). Under the MPAL Constitution, a shareholder has no right to inspect any of the books of MPAL except as conferred by law or authorised by the directors or the resolution of MPAL in general meeting and is not entitled to require or receive any information concerning the business, trading or customers of MPAL or any trade secret or secret process of or used by MPAL. Under the Corporations Act, a shareholder must obtain a court order to obtain access to the corporate books and records. The Corporations Act allows shareholders to inspect a company’s general meeting minute books.	entitled to vote at the meeting must be made and be open to the examination of any shareholder during ordinary business hours for at least 10 days prior to the meeting at the corporation’s principal place of business. Delaware law provides that the shareholder list may also be made available on a reasonably accessible electronic network, provided that the information required to gain access to the list is provided with the notice of the meeting. The list must be produced at the meeting and be subject at all times during the meeting to the inspection of any shareholder present.

Right to Inspect the Register of Shareholders	Under the Corporations Act, the register of shareholders of a company is usually kept at the registered office or principal place of business in Australia and must be available for inspection at all times when the registered office is open to the public. The MPAL Constitution states that subject to the Corporations Act, the ASX Listing Rules and the SCH Business Rules, MPAL may close the register at such times as it determines. Shareholders may	Delaware law provides that any shareholder must, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation’s shares ledger, shareholder list and its other books records and to make copies or extracts therefrom. If the corporation refuses to permit the shareholder’s inspection or does not reply to the shareholder’s written demand within five

	Rights of holders of MPAL Shares	Rights of holders of Magellan Shares

	inspect the register free of charge and any other person may inspect on payment of any fee (up to a prescribed amount) required by MPAL. MPAL must give a person a copy of the register (or any part of the register) within 7 days if the person asks for a copy and pays the requested fee (up to a prescribed amount). This also applies in respect of MPAL’s register of optionholders. In addition, MPAL must keep a register of charges which may be inspected by shareholders on payment of a fee.	business days, the shareholder may seek remedy in the Delaware Court of Chancery.

Auditors	Under the Corporations Act, all public companies must prepare a financial report and a directors report for each financial year. A listed public company must prepare a financial report and directors report for each half year period. While the annual report must be audited, the half year report may be audit reviewed.	Under the U.S. Securities Exchange Act of 1934, U.S. public companies are required to deliver audited financial statements in connection with certain of their periodic public reports. These financial statements are audited by the company’s independent auditors. The company’s relationship with the independent auditors is managed by the audit committee of the company’s board of directors in accordance with the pre-approval and independence requirements and the standards for audit committee conduct set forth in the rules and regulations of the SEC and Nasdaq.

Winding Up	In the winding up, each MPAL Share confers on its holder the right to receive payment in proportion to the amount paid up on a MPAL Share. MPAL may also be wound up voluntarily or otherwise appoint a liquidator with the sanction of a special resolution and to distribute MPAL’s assets among the shareholders.	Under the Delaware General Corporation Law, a Delaware corporation may be dissolved by a vote of the Board of Directors and a vote of a majority of the outstanding shares. The Delaware General Corporation Law contains specific provisions regarding methods of winding up the affairs of dissolved corporations and distributing assets among creditors and shareholders. These methods are calculated to enable the shareholders and directors of the

Rights of holders of MPAL Shares	Rights of holders of Magellan Shares

corporation to limit their post- dissolution exposure to claims of creditors, while at the same time establishing procedures that fairly balance and address the legitimate claims of creditors against the assets of the dissolved corporation. In general, valid corporate debts are to be paid or provided for before a liquidating distribution to shareholders of the corporation is made. The liability of any shareholder for claims against the dissolved corporation may not exceed the amount distributed to such shareholder in dissolution.
INTERESTS OF THE COMMON MAGELLAN/ MPAL DIRECTORS
      In considering whether to tender their MPAL Minority Shares in the Exchange Offer, MPAL shareholders should be aware that three of MPAL’s seven directors, Messrs. Timothy Largay, Walter McCann, and Ronald Pettirossi, are also serving as directors of Magellan. Under certain circumstances, these individuals could have potential conflicts of interest by reason of the separate fiduciary duties they owe to each entity. None of these common directors have any shareholderings in MPAL nor do they serve as officers or employees of MPAL for cash remuneration. The holdings of Messrs. Largay, McCann and Pettirossi in Magellan shares and stock options are described above under the heading “Security Holders of Magellan Management and Shareholders.”
      As part of its review and consideration of the Exchange Offer described in this joint prospectus/proxy statement, Messrs. Largay, McCann and Pettirossi have been required to abstain from any formal actions of the MPAL Board to be taken with respect to such review and consideration. As required by Australian law, in November 2005 the MPAL Board created a special committee of its four independent directors, other than Messrs. Largay, McCann and Pettirossi, to formally consider Magellan’s Exchange Offer with the advice and consultation of the committee’s independent legal and financial advisors. The independent directors of the MPAL Board of Directors recommended to its shareholders that they reject the Exchange Offer in the MPAL Target Statement dated December 22, 2005. On January 3, 2006, the independent directors of MPAL issued a Supplementary Target Statement in which they reaffirmed their recommendation that MPAL shareholders reject Magellan’s Exchange Offer.
LEGAL MATTERS
      Murtha Cullina LLP, Hartford, Connecticut, has passed upon certain legal matters with respect to the shares of common stock to be issued in the Exchange Offer hereunder.

EXPERTS
      The consolidated financial statements of Magellan Petroleum Corporation as of and for the years ended June 30, 2005 and 2004 included and incorporated by reference in this prospectus/ proxy statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included and incorporated by reference herein, and has been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
      The consolidated statements of income, changes in stockholders’ equity and cash flows of Magellan Petroleum Corporation for the year ended June 30, 2003 included and incorporated by reference in this prospectus/ proxy statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which is included and incorporated by reference herein, and has been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION ABOUT MAGELLAN
      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. You may read and copy these reports and other information filed by Magellan at the Public Reference Section of the Securities and Exchange Commission, 100 F. Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330.
      The Securities and Exchange Commission also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like Magellan, who file electronically with the Securities and Exchange Commission through the Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The address of this site is http://www.sec.gov.
      You may also request copies of these documents from us, without charge, excluding all exhibits, unless we have specifically incorporated by reference an exhibit in this prospectus/ proxy statement. Shareholders may obtain documents incorporated by reference in this prospectus/ proxy statement by requesting them in writing or by telephone made to us at the following address or telephone number:
Magellan Petroleum Corporation
10 Columbus Boulevard
Hartford, Connecticut 06106
Attention: Corporate Secretary
Phone: (860) 293-2006; Fax: (860) 293-2349
YOU MUST REQUEST ANY INFORMATION NO LATER THAN FIVE
BUSINESS DAYS BEFORE THE DATE OF THE ANNUAL MEETING,
WHICH IS FEBRUARY 23, 2006.
      We have filed with the SEC a registration statement, which contains this prospectus/ proxy statement, on Form S-4 under the Securities Act. The registration statement relates to the common stock being offered by us in the Exchange Offer. This prospectus/ proxy statement does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to us and the common stock. Statements contained in this prospectus/ proxy statement as to the contents of any contract or other document is not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the SEC, as described in the preceding paragraphs.

INCORPORATION BY REFERENCE
      The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information incorporated by reference is considered to be part of this prospectus/proxy statement, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus/ proxy statement any filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus/proxy statement until the termination of the Exchange Offer, as described in this prospectus/proxy statement, as well as the following documents:

•	Our annual report on Form 10-K for the fiscal year ended June 30, 2005, filed with the SEC on September 28, 2005;

•	Our current report on Form 8-K filed with the SEC on October 18, 2005;

•	Our quarterly report on Form 10-Q filed with the SEC on November 14, 2005;

•	Our current report on Form 8-K filed with the SEC on November 30, 2005;

•	Our current report on Form 8-K filed with the SEC on December 28, 2005; and

•	Our current report on Form 8-K filed with the SEC on January 24, 2006.
      We will provide, without charge, to each person, including any beneficial owner, to whom this prospectus/proxy statement is delivered, upon written or oral request of such person, a copy of any document incorporated by reference in this prospectus/proxy statement (not including exhibits to such documents unless such exhibits are specifically incorporated by reference into the information incorporated into this prospectus/proxy statement). Request for such information should be directed to Magellan Petroleum Corporation, 10 Columbus Boulevard, Hartford, Connecticut 06106 (Telephone 860-293-2006), Attention: Corporate Secretary.
WHERE YOU CAN FIND MORE INFORMATION ABOUT MPAL
      MPAL files annual and interim reports, proxy statements and other information with the Australian Securities & Investments Commission and the ASX, on which MPAL’s shares are currently listed and traded under the symbol “MAG.”
      You may read and copy these reports and other information filed by MPAL at the ASX’s Internet website: www.asx.com.au. You may obtain information on these filed reports by calling the ASX at +61 2 9388 1000 (if calling from outside Australia) or 131279 (if calling from within Australia).
      The ASX also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like MPAL, who file electronically with the ASIC and the ASX through the its electronic filing system. The address of this site is http://www.asx.com.au.
      You may also request copies of these documents from MPAL directly, without charge, excluding all exhibits, unless we have specifically incorporated by reference an exhibit in this proxy statement/ prospectus. Shareholders may obtain documents publicly filed by MPAL by requesting them in writing or by telephone made to MPAL at the following address or telephone number:
Magellan Petroleum Australia Limited
10th Floor, 145 Eagle Street,
Brisbane, Qld 4000
Attention: Corporate Secretary
Telephone: (07) 3224 1600
Facsimile: (07) 3832 6411

SHAREHOLDER PROPOSALS
      Shareholders who intend to have a proposal included in the notice of meeting and related proxy statement relating to the Company’s 2006 Annual Meeting of Shareholders must submit the proposal on or before September 30, 2006.
Notice of Business to be Brought Before a Shareholders’ Meeting
      If a shareholder wishes to present a proposal at the Company’s 2006 Annual General Meeting of Shareholders and the proposal is not intended to be included in the Company’s proxy statement and form of proxy relating to that meeting, the shareholder must give advance notice to the Company prior to one of two deadlines set forth in the Company’s By-Laws.
      If a shareholder’s proposal relates to business other than the nomination of persons for election to the board of directors, Article II, Section 2.1 applies. Article II, Section 2.1, of the Company’s By-Laws provides in part that,

“At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the board of directors, (b) otherwise properly brought before the meeting by or at the direction of the board of directors, or (c) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the corporation. To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of the corporation, not less than sixty (60) days nor more than ninety (90) days prior to the meeting; provided, however, that in the event that less than seventy days’ notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the tenth day following the date on which such notice of the date of the annual meeting was mailed or such public disclosure was made. For purposes of this Section 2.1, public disclosure shall be deemed to have been made to stockholders when disclosure of the date of the meeting is first made in a press release reported by the Dow Jones News Services, Associated Press, Reuters Information Services, Inc. or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Securities Exchange Act of 1934, as amended.
      A stockholder’s notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting:

(a) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting;

(b) the name and address, as they appear on the corporation’s books, of the stockholder intending to propose such business;

(c) the class and number of shares of the corporation which are beneficially owned by the stockholder;

(d) a representation that the stockholder is a holder of record of capital stock of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to present such business;

(e) any material interest of the stockholder in such business.”
      To be timely under this By-Law, a shareholder proposal must be received no earlier than November 25, 2006, but no later than December 25, 2006, which is the time period not less than 60 days nor more than 90 days prior to the first anniversary of this year’s Annual Meeting of Shareholders.

Nominations of Persons for Election to the Board of Directors
      If a shareholder’s proposal relates to the nomination of persons for election to the board of directors, Article II, Section 2.2 applies. Article II, Section 2.2 Notice of Shareholder Nominees of the Company’s By-Laws provides that,

“Only persons who are nominated in accordance with the procedures set forth in these By-Laws shall be eligible for election as directors. Nominations of persons for election to the board of directors of the corporation may be made at a meeting of stockholders (a) by or at the direction of the board of directors or (b) by any stockholder of the corporation entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in this Section 2.2. Nominations by stockholders shall be made pursuant to timely notice in writing to the Secretary of the corporation. To be timely, a stockholder’s notice shall be delivered to or mailed and received at the principal executive offices of the corporation not less than sixty (60) days nor more than ninety (90) days prior to the meeting; provided, however, that in the event that less than seventy days’ (70) notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. For purposes of this Section 2.2, public disclosure shall be deemed to have been made to stockholders when disclosure of the date of the meeting is first made in a press release reported by the Dow Jones News Services, Associated Press, Reuters Information Services, Inc. or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Securities Exchange Act of 1934, as amended.

Each such notice shall set forth:

(a) the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated;

(b) a representation that the stockholder is a holder of record of stock of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

(c) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; and

(d) such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, had the nominee been nominated, or intended to be nominated, by the board of directors.

To be effective, each notice of intent to make a nomination given hereunder shall be accompanied by the written consent of each nominee to being named in a proxy statement and to serve as a director of the corporation if elected.

No person shall be eligible for election as a director of the corporation unless nominated in accordance with the procedures set forth in these By-Laws. The presiding officer of the meeting shall, if the facts warrant, determine and declare to the meeting that nomination was not made in accordance with the procedures prescribed by these By-Laws, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded.”
      To be timely under this By-Law, a shareholder notice must be received no earlier than November 25, 2006, but no later than December 25, 2006, which is the time period not less than 60 days nor more than 90 days prior to the first anniversary of this year’s Annual Meeting of Shareholders.
      All shareholder proposals should be submitted to the Secretary of Magellan Petroleum Corporation at 10 Columbus Boulevard, Hartford, CT 06106. The fact that a shareholder proposal is received in a timely manner does not insure its inclusion in the proxy material, since there are other requirements in the Company’s By-Laws and the proxy rules relating to such inclusion.
OTHER MATTERS
      Management is not aware of any other matters to come before the Annual Meeting. If any other matter not mentioned in this prospectus/proxy statement is brought before the Annual Meeting, the proxy holders named in the enclosed proxy will have discretionary authority to vote all proxies with respect thereto in accordance with their judgment.
      THE COMPANY’S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED JUNE 30, 2005 FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION MAY BE OBTAINED UPON WRITTEN REQUEST TO THE COMPANY, 10 COLUMBUS BOULEVARD, HARTFORD, CT 06106, ATTENTION: MR. EDWARD B. WHITTEMORE, SECRETARY.
      IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. THEREFORE, SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE ANNUAL MEETING IN PERSON ARE URGED TO SIGN, DATE AND RETURN THE ENCLOSED PROXY IN THE REPLY ENVELOPE PROVIDED.

By Order of the Board of Directors,

Edward B. Whittemore
Secretary
Dated: January 27, 2006

INDEX TO FINANCIAL STATEMENTS

UNAUDITED PROFORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-2
AUDITED MAGELLAN FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED JUNE 30, 2005	F-8

Unaudited Pro Forma Condensed Consolidated Financial Statements
      Magellan currently owns 55.13% of MPAL and is acquiring the remaining 44.87%. The following unaudited pro forma condensed consolidated financial statements present how the consolidated financial statements of Magellan may have appeared had Magellan acquired the remaining 44.87% of MPAL as of June 30, 2005 and September 30, 2005 (with respect to the balance sheet) and as of July 1, 2004 and 2005 (with respect to the income statement). The pro forma adjustments to give effect to the acquisition are estimates and actual amounts could differ upon obtaining valuations and appraisals related to the identifiable assets and liabilities acquired.
      This condensed pro forma financial information is derived from Magellan’s audited and unaudited historical consolidated financial statements and related notes thereto appearing elsewhere herein, in addition to certain assumptions and adjustments, which are described in the accompanying notes to this pro forma condensed consolidated financial information. This pro forma condensed consolidated financial information should be read together with Magellan’s audited historical consolidated financial statements and related notes, and other financial information pertaining to Magellan appearing elsewhere herein. This pro forma condensed consolidated financial information should not be relied on as being indicative of the historical results that would have been achieved or the future results that will be achieved. Magellan’s actual financial position and results of operations may differ, perhaps materially, from the pro forma amounts reflected herein because of a variety of factors, including access to additional information, changes in value not currently identified and changes in operating results between the dates of the pro forma consolidated financial information and the date on which the Exchange Offer is consummated.

Magellan Petroleum Corporation
Unaudited Pro Forma Condensed Consolidated Statements of Income

	For the Year Ended June 30, 2005

		Pro Forma
		Adjustments to
		Reflect
	Historical	Exchange Offer		Pro Forma

Total revenues	$21,870,786	—		$21,870,786
Costs and expenses	21,898,111	1,927,136	(7)	23,825,247

Operating loss	(27,325)	(1,927,136)		(1,954,461)
Interest income	1,141,802	—		1,141,802
Income (loss) before income taxes and minority interests	1,114,477	(1,927,136)		(812,659)
Income tax benefit	82,152	578,141	(8)	660,293

Income (loss) before minority interests	1,196,629	(1,348,995)		(152,366)
Minority interests	(1,109,669)	1,109,669	(1)	—

Net income (loss)	$86,960	$(239,326)		$(152,366)

Average number of shares outstanding
Basic	25,783,243	15,714,687	(2)	41,497,930

Diluted	25,783,243	15,714,687	(2)	41,497,930

Net income (loss) per share (basic and diluted)	$0.00			$0.00

	For the Three Months Ended September 30, 2005

		Pro Forma
		Adjustments to
		Reflect
	Historical	Exchange Offer		Pro Forma

Total revenues	$6,249,786	—		$6,249,786
Costs and expenses	6,174,735	508,708	(7)	6,683,443

Operating income (loss)	75,051	(508,708)		(433,657)
Interest income	340,109	—		340,109
Income (loss) before income taxes	415,160	(508,708)		(93,548)
and minority interests
Income tax (provision) benefit	(190,347)	152,612	(8)	(37,735)

Income (loss) before minority interests	224,813	(356,096)		(131,283)
Minority interests	(252,868)	252,868	(1)	—

Net loss	$(28,055)	$(103,228)		$(131,283)

Average number of shares outstanding
Basic	25,783,243	15,714,687	(2)	41,497,930

Diluted	25,783,243	15,714,687	(2)	41,497,930

Net loss per share (basic and diluted)	$0.00			$0.00

See accompanying footnotes.

Magellan Petroleum Corporation
Unaudited Pro Forma Condensed Consolidated Balance Sheet

	As of June 30, 2005

		Pro Forma
		Adjustments to
		Reflect Exchange
	Historical	Offer		Pro Forma

ASSETS
Current assets:
Cash and cash equivalents and marketable securities	$24,949,916	$(2,720,631	)(9)	$22,229,285
Accounts receivable	5,075,096			5,075,096
Inventories	591,997			591,997
Other assets	526,703			526,703

Total current assets	31,143,712	(2,720,631)		28,423,081
Deferred income taxes	1,014,907			1,014,907
Property and equipment:
Oil and gas properties	80,765,911	7,931,814	(3)	88,697,725
Land, buildings and equipment	4,173,889			4,173,889

	84,939,800	7,931,814		92,871,614
Less accumulated depletion, depreciation and amortization	(60,674,306)			(60,674,306)

Net property and equipment	24,265,494	7,931,814		32,197,308
Goodwill		8,735,661	(4)	8,735,661

Total assets	$56,424,113	$13,946,844		$70,370,957

LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,602,085			$3,602,085
Accrued liabilities and income taxes payable	1,333,883			1,333,883

Total current liabilities	4,935,968			4,935,968
Deferred income taxes		2,379,544	(10)	2,379,544
Long term liabilities	5,729,180			5,729,180
Minority interests	18,583,046	(18,583,046	)(5)
Commitments
Stockholders’ equity
Common stock, par value $.01 per share	257,832	157,147	(6)	414,979
Capital in excess of par value	44,402,182	29,993,199	(6)	74,395,381

Accumulated deficit and other comprehensive loss	(17,484,095)			(17,484,095)

Total stockholders’ equity	27,175,919	30,150,346		57,326,265

Total liabilities, minority interests and stockholders’ equity	$56,424,113	$13,946,844		$70,370,957

Shares of common stock outstanding	25,783,243	15,714,687	(2)	41,497,930

See accompanying footnotes.

Magellan Petroleum Corporation
Unaudited Pro Forma Condensed Consolidated Balance Sheet

	As of September 30, 2005

		Pro Forma
		Adjustments to
		Reflect Exchange
	Historical	Offer		Pro Forma

ASSETS
Current assets:
Cash and cash equivalents and marketable securities	$26,219,399	$(2,720,631	)(9)	$23,498,768
Accounts receivable	5,119,717			5,119,717
Inventories	443,338			443,338
Other assets	629,031			629,031

Total current assets	32,411,485	(2,720,631)		29,690,854
Deferred income taxes	1,494,907			1,494,907
Property and equipment:
Oil and gas properties	81,337,246	8,553,757	(3)	89,891,003
Land, buildings and equipment	3,377,006			3,377,006

	84,714,252	8,553,757		93,268,009
Less accumulated depletion, depreciation and amortization	(61,118,981)			(61,118,981)

Net property and equipment	23,595,271	8,553,757		32,149,028
Goodwill		8,080,572	(4)	8,080,572

Total assets	$57,501,663	$13,913,699		$71,415,362

LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,353,831			$4,353,831
Accrued liabilities and income taxes payable	1,427,756			1,427,756

Total current liabilities	5,781,587			5,781,587
Deferred income taxes		2,566,127	(10)	2,566,127
Long term liabilities	5,832,721			5,832,721
Minority interests	18,802,774	(18,802,774	)(5)
Commitments
Stockholders’ equity Common stock, par value $.01 per share	257,832	157,147	(6)	414,979
Capital in excess of par value	44,404,660	29,993,199	(6)	74,397,859
Accumulated deficit and other comprehensive loss	(17,577,911)			(17,577,911)

Total stockholders’ equity	27,084,581	30,150,346		57,234,927

Total liabilities, minority interests and stockholders’ equity	$57,501,663	$13,913,699		$71,415,362

Shares of common stock outstanding	25,783,243	15,714,687	(2)	41,497,930

See accompanying footnotes.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information
Preliminary Purchase Price
      The unaudited pro forma condensed consolidated financial information reflects an estimated purchase price of approximately $32,871,000 based upon the issuance of ..75 shares of Magellan and cash of approximately $1,571,000 in exchange for each of the 20,952,916 ordinary shares of MPAL not currently owned by Magellan, as provided for in the Exchange Offer transaction and assuming a value of $1.93 per share of Magellan common stock, which was the closing price on January 18, 2006, as reported by NASDAQ. Such estimated purchase price includes an estimate of transaction costs consisting primarily of financial advisory fees and legal and accounting fees directly related to the Exchange Offer, which are expected to be approximately $1,150,000 ($971,000 capitalized as part of the purchase price).
      A 10% change in the value of Magellan common stock would increase or decrease the purchase price by approximately $3,033,000.
Preliminary Purchase Price Allocation
      The Exchange Offer will be accounted for using the purchase method of accounting. Under the purchase method of accounting, the total estimated purchase price will be allocated to the minority interests’ proportionate interest in MPAL’s identifiable assets and liabilities acquired by Magellan based upon their estimated fair values upon completion of the transaction. For purposes of preparing the unaudited pro forma condensed consolidated financial information, Magellan has assumed that the excess of the purchase price over the identifiable assets and liabilities acquired is allocated to oil and gas properties and goodwill. Based upon this allocation, depletion has been recorded on the cost allocated to oil and gas properties.
Acquisition Cost and Purchase Price Allocation at June 30, 2005 and September 30, 2005

	June 30,		September 30,
	2005		2005

Magellan shares to be issued in Exchange Offer	15,714,687		15,714,687
Assumed value of Magellan common stock	$1.93		$1.93

Exchange value	$30,329,346		$30,329,346
Cash consideration	$1,570,631		$1,570,631

Estimated capitalized expenses	971,000	(9)	971,000	(9)
Total acquisition cost	32,870,977		32,870,977
Value of net assets being acquired	16,203,502		16,236,647

Excess of purchase price over net assets acquired	$16,667,475		$16,634,330

Estimated value of oil and gas properties	$31,312,000		$31,312,000
Net book value of oil and gas properties	23,380,186		22,758,243

Excess of purchase price over net assets acquired allocated to oil and gas properties	7,931,814	(3)	8,553,757	(3)
Excess of purchase price over net assets acquired allocated to goodwill	8,735,661	(4)	8,080,572	(4)

Total excess of purchase price over net assets acquired	$16,667,475		$16,634,330

Pro Forma Adjustments
      1. Represents the reversal of the income allocated to the minority interest as 100% of MPAL subject to the Exchange Offer is assumed to be acquired by Magellan at the beginning of the period.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information — (Continued)
      2. Represents the number of shares assumed to be issued by Magellan pursuant to the terms of the Exchange Offer calculated as follows:

Shares of MPAL not owned by Magellan	20,952,916
Exchange ratio	.75

Magellan shares issued pursuant to the Exchange Offer	15,714,687

      3. Represents the portion of the purchase price (including related transaction costs) which exceeds the minority interests’ basis in the assets of MPAL being acquired by Magellan pursuant to the Exchange Offer, recorded for pro forma purposes as oil and gas properties.
      4. Represents the portion of the purchase price (including related transaction costs) which exceeds the minority interests’ basis in the assets of MPAL being acquired by Magellan pursuant to the Exchange Offer that was not allocated to oil and gas properties, recorded for pro forma purposes as goodwill.
      5. Represents the elimination of the minority interest due to the acquisition of the MPAL shares by Magellan pursuant to the Exchange Offer.
      6. Represents the estimated aggregate value of the stock (less related transaction costs) which Magellan is issuing pursuant to the Exchange Offer to acquire the MPAL ordinary shares not currently owned by it.
      7. Represents the depletion on the excess of the purchase price over the identifiable assets and liabilities acquired which has been allocated to oil and gas properties of $1,927,136 and $508,708 for the year ended June 30, 2005 and the three months ended September 30, 2005, respectively.
      8. Represents the income tax effect on the depletion and transaction costs calculated based on an Australian statutory rate of 30%.
      9. Represents the expenditure of the total transaction costs of 1,150,000 related to the Exchange Offer and the cash component of the purchase price of approximately $1,570,631, assuming the current Australian exchange rate of .75. The transaction costs consist primarily of financial advisory fees, legal and accounting fees, proxy and Exchange Offer solicitation fees, printing fees and other costs directly related to the Exchange Offer.
      10. Represents the deferred tax on the step up in basis of the oil and gas properties which is calculated based on the Australian statutory rate of 30%.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Magellan Petroleum Corporation
      We have audited the accompanying consolidated balance sheets of Magellan Petroleum Corporation (the “Company”) as of June 30, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Company for the year ended June 30, 2003 were audited by other auditors whose report, dated September 19, 2003, expressed an unqualified opinion on those statements and included an explanatory paragraph concerning a change in accounting for asset retirement obligations.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, such 2005 and 2004 consolidated financial statements present fairly, in all material respects, the financial position of the Magellan Petroleum Corporation as of June 30, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Hartford, Connecticut
September 26, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders
Magellan Petroleum Corporation
      We have audited the accompanying consolidated statements of income, changes in stockholders’ equity and cash flows of Magellan Petroleum Corporation for the year ended June 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Magellan Petroleum Corporation for the year ended June 30, 2003 in conformity with U.S. generally accepted accounting principles.
      As discussed in Notes 1 and 3 to the consolidated financial statements, in 2003 the Company changed its method of accounting for asset retirement obligations.

/s/ Ernst & Young LLP
Stamford, Connecticut
September 19, 2003

MAGELLAN PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEETS

	June 30,

	2005	2004

ASSETS
Current assets:
Cash and cash equivalents	$21,733,375	$20,406,620
Accounts receivable — Trade	4,210,174	2,931,609
Accounts receivable — Working Interest Partners	864,922	1,044,619
Marketable securities	3,216,541	2,584,296
Inventories	591,997	595,948
Other assets	526,703	318,141

Total current assets	31,143,712	27,881,233

Marketable securities		592,138
Deferred income taxes	1,014,907	—
Property and equipment:
Oil and gas properties (successful efforts method)	80,765,911	69,970,134
Land, buildings and equipment	2,552,980	2,264,004
Field equipment	1,620,909	1,482,639

	84,939,800	73,716,777
Less accumulated depletion, depreciation and amortization	(60,674,306)	(49,295,770)

Net property and equipment	24,265,494	24,421,007

Total assets	$56,424,113	$52,894,378

LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,602,085	$4,367,305
Accrued liabilities	1,308,004	1,550,045
Income taxes payable	25,879	267,645

Total current liabilities	4,935,968	6,184,995

Long term liabilities:
Deferred income taxes	—	403,261
Asset retirement obligations	5,729,180	4,852,416

Total long term liabilities	5,729,180	5,255,677

Minority interests	18,583,046	16,533,491
Commitments (Note 11)	—	—
Stockholders’ equity:
Common stock, par value $.01 per share:
Authorized 200,000,000 shares outstanding; 25,783,243	257,832	257,832
Capital in excess of par value	44,402,182	44,402,182

Total capital	44,660,014	44,660,014
Accumulated deficit	(15,161,462)	(15,248,422)
Accumulated other comprehensive loss	(2,322,633)	(4,491,377)

Total stockholders’ equity	27,175,919	24,920,215

Total liabilities, minority interests and stockholders’ equity	$56,424,113	$52,894,378

See accompanying notes.

MAGELLAN PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended June 30,

	2005	2004	2003

Revenues:
Oil sales	$7,574,022	$4,922,585	$3,329,243
Gas sales	12,478,293	12,870,065	10,182,104
Other production related revenues	1,818,471	1,631,613	1,224,729

Total revenues	21,870,786	19,424,263	14,736,076

Costs and expenses:
Production costs	6,144,339	5,416,465	4,461,365
Exploratory and dry hole costs	4,157,344	3,225,066	2,920,104
Salaries and employee benefits	2,726,341	3,812,012	1,958,371
Depletion, depreciation and amortization	6,994,253	6,341,998	3,718,660
Auditing, accounting and legal services	441,642	413,754	404,215
Accretion expense	406,960	356,981	242,854
Shareholder communications	227,032	179,840	171,385
Other administrative expenses	800,200	659,751	369,942

Total costs and expenses	21,898,111	20,405,867	14,246,896

Operating income (loss)	(27,325)	(981,604)	489,180
Interest income	1,141,802	1,099,440	859,865
Income before income taxes, minority interests and cumulative effect of accounting change	1,114,477	117,836	1,349,045
Income tax benefit	82,152	778,085	773,548

Income before minority interests and cumulative effect of accounting change	1,196,629	895,921	2,122,593
Minority interests	(1,109,669)	(545,860)	(1,232,200)

Income before cumulative effect of accounting change	86,960	350,061	890,393
Cumulative effect of accounting change — net	—	—	(737,941)

Net income	$86,960	$350,061	$152,452

Average number of shares:
Basic	25,783,243	25,644,566	24,560,068

Diluted	25,783,243	25,682,160	24,560,068

Per share (basic and diluted)
Income before cumulative effect of accounting change	$—	$.01	$.04
Cumulative effect of accounting change — net	—	—	(.03)

Net income	$—	$.01	$.01

See accompanying notes.

MAGELLAN PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
Three Years Ended June 30, 2005

					Accumulated
			Capital in		Other		Total
	Number of	Common	Excess of Par	Accumulated	Comprehensive		Comprehensive
	Shares	Stock	Value	Deficit	Loss	Total	Income

June 30, 2002	24,607,376	$246,074	$43,085,841	$(15,750,935)	$(8,964,524)	$18,616,456

Net income	—	—	—	152,452	—	152,452	$152,452
Foreign currency translation adjustments	—	—	—	—	3,507,783	3,507,783	3,507,783
Reclassification adjustment on available-for-sale securities	—	—	—	—	50,214	50,214	50,214

Total comprehensive income	—	—	—	—	—	—	$3,710,449

Repurchases of common stock	(180,000)	(1,800)	(178,100)	—	—	(179,900)

June 30, 2003	24,427,376	$244,274	$42,907,741	$(15,598,483)	$(5,406,527)	$22,147,005

Net income	—	—	—	350,061	—	350,061	350,061
Foreign currency translation adjustments	—	—	—	—	915,150	915,150	915,150

Total comprehensive income	—	—	—	—	—	—	1,265,211

Stock exchange	1,300,000	13,000	1,495,000			1,508,000
Issuance of common stock	55,867	558	(559)	—	—	(1)

June 30, 2004	25,783,243	$257,832	$44,402,182	$(15,248,422)	$(4,491,377)	$24,920,215

Net income	—	—	—	86,960	—	86,960	86,960
Foreign currency translation adjustments	—	—	—	—	2,168,744	2,168,744	2,168,744

Total comprehensive income	—	—	—	—	—	—	2,255,704

June 30, 2005	25,783,243	$257,832	$44,402,182	$(15,161,462)	$(2,322,633)	$27,175,919

See accompanying notes.

MAGELLAN PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended June 30,

	2005	2004	2003

Operating Activities:
Net income	$86,960	$350,061	$152,452
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of accounting change		—	2,025,690
Depletion, depreciation and amortization	6,994,253	6,341,998	3,718,660
Accretion expense	406,960	356,981	242,854
Deferred income taxes	(1,454,544)	(1,445,241)	(1,494,621)
Minority interests	1,109,669	545,860	552,158
Exploration and dry hole costs	3,200,816	2,897,766	1,961,421
Increase (decrease) in operating assets and liabilities:
Accounts receivable	(978,727)	1,456,833	(951,967)
Other assets	(208,563)	905,146	(214,946)
Inventories	57,207	(142,397)	(69,275)
Accounts payable and accrued liabilities	(191,341)	(715,548)	1,368,413
Income taxes payable	(246,495)	166,477	(123,087)
Settlement of asset retirement obligation	—	—	(58,901)

Net cash provided by operating activities	8,776,195	10,717,936	7,108,851

Investing Activities:
Additions to property and equipment	(5,154,554)	(6,040,157)	(2,438,829)
Oil and gas exploration activities	(3,200,816)	(2,897,766)	(1,961,421)
Sale of available-for-sale securities	—	—	93,334
Marketable securities matured	5,599,328	5,760,239	2,071,687
Marketable securities purchased	(5,639,435)	(6,750,171)	(2,564,501)

Net cash used in investing activities	(8,395,477)	(9,927,855)	(4,799,730)

Financing Activities:
Dividends to MPAL minority shareholders	(821,732)	(744,971)	(628,209)
Repurchases of common stock	—	—	(179,900)

Net cash used in financing activities	(821,732)	(744,971)	(808,109)

Effect of exchange rate changes on cash and cash equivalents	1,767,769	320,046	2,755,601

Net increase in cash and cash equivalents	1,326,755	365,156	4,256,613
Cash and cash equivalents at beginning of year	20,406,620	20,041,464	15,784,851

Cash and cash equivalents at end of year	$21,733,375	$20,406,620	$20,041,464

Cash Payments:
Income taxes	13,000	12,000	173,000
Interest	—	—	—
See accompanying notes.

1.	Summary of Significant Accounting Policies

Principles of Consolidation
      Magellan Petroleum Corporation (the Company or Magellan) is engaged in the sale of oil and gas and the exploration for and development of oil and gas reserves. At June 30, 2005 and 2004, Magellan’s principal asset was a 55% equity interest in its subsidiary, Magellan Petroleum Australia Limited (MPAL), which has one class of stock that is publicly held and listed on the Australian Stock Exchange under the trading symbol MAG. MPAL’s major assets are two petroleum production leases covering the Mereenie oil and gas field (35% working interest), one petroleum production lease covering the Palm Valley gas field (52% working interest), and three petroleum production leases covering the Nockatunga oil field (41% working interest). Both fields are located in the Amadeus Basin in the Northern Territory of Australia. Magellan has a direct 2.67% carried interest in the Kotaneelee gas field in the Yukon Territory of Canada.
      On July 10, 2003, a subsidiary of Origin Energy, Sagasco Amadeus Pty. Limited, agreed to exchange 1.2 million shares of MPAL for 1.3 million shares of the Company’s common stock. After the exchange was completed on September 2, 2003, Magellan’s interest in MPAL increased to 55%. In fiscal 2005 and 2004, Magellan purchased 32,000 (for $29,466) and 24,000 shares (for $22,000), respectively of MPAL.
      The accompanying consolidated financial statements include the accounts of Magellan and its majority owned subsidiary, MPAL, collectively the Company. All intercompany transactions have been eliminated.

Revenue Recognition
      The Company recognizes oil and gas revenue from its interests in producing wells as oil and gas is produced and sold from those wells. Oil and gas sold is not significantly different from the Company’s share of production. Revenues from the purchase, sale and transportation of natural gas are recognized upon completion of the sale and when transported volumes are delivered. Shipping and handling costs in connection with such deliveries are included in production costs. Revenue under carried interest agreements is recorded in the period when the net proceeds become receivable, measurable and collection is reasonably assured. The time the net revenues become receivable and collection is reasonably assured depends on the terms and conditions of the relevant agreements and the practices followed by the operator. As a result, net revenues from carried interests may lag the production month by one or more months.

Oil and Gas Properties
      Oil and gas properties are located in Australia, New Zealand, Canada and the United Kingdom. The Company follows the successful efforts method of accounting for its oil and gas operations. Under this method, the costs of successful wells, development dry holes, productive leases, and permitted concession costs are capitalized and amortized on a units-of-production basis over the life of the related reserves. Cost centers for amortization purposes are determined on a field-by-field basis. The Company records its proportionate share in its working interest agreements in the respective classifications of assets, liabilities and expenses. Unproved properties with significant acquisition costs are periodically assessed for impairment in value, with any impairment charged to expense. The successful efforts method also imposes limitations on the carrying or book value of proved oil and gas properties. Oil and gas properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The Company estimates the future undiscounted cash flows from the affected properties to determine the recoverability of carrying amounts. In general, analyses are based on proved developed reserves, except in circumstances where it is probable that additional resources will be developed and contribute to cash flows in the future. For Mereenie and Palm Valley, proved developed natural gas reserves are limited to contracted quantities. If such contracts are extended, the proved developed reserves will be increased to the lesser of the actual proved developed reserves or the contracted quantities.
      Exploratory drilling costs are initially capitalized pending determination of proved reserves but are charged to expense if no proved reserves are found. Other exploration costs, including geological and geophysical expenses, leasehold expiration costs and delay rentals, are expensed as incurred.

      Effective July 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standard (SFAS) 143, “Accounting for Asset Retirement Obligations.” SFAS 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost is capitalized as part of the related long-lived asset (oil & gas properties) and amortized on a units-of-production basis over the life of the related reserves. Accretion expense in connection with the discounted liability is recognized over the remaining life of the related reserves.
      The estimated liability is based on the future estimated cost of plugging the existing oil and gas wells and removing the surface facilities equipment in the Palm Valley and Mereenie fields in the Northern Territory of Australia, the Nockatunga fields in Queensland, the Aldinga fields in South Australia, and the Kotaneelee fields in Southeast Yukon Territory of Canada. The liability is a discounted liability using a credit-adjusted risk-free rate, based on the date the liability was recorded and the geographic locations of the fields as follows: Mereenie and Palm Valley, approximately 8%; Nockatunga, 6.25%; Aldinga, 6.3%; and Kotaneelee, 4.5%. A market risk premium was excluded from the estimate of asset retirement obligations because the amount was not capable of being estimated. Revisions to the liability could occur due to changes in the estimates of these costs, acquisition of additional properties and as new wells are drilled.
      Effective July 1, 2002, the Company adopted the provisions of SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS 144 supersedes previous guidance related to the impairment or disposal of long-lived assets. For long-lived assets to be held and used, it resolves certain implementation issues of the former standards, but retains the basic requirements of recognition and measurement of impairment losses. For long-lived assets to be disposed of by sale, it broadens the definition of those disposals that should be reported separately as discontinued operations. There was no impact on the Company in adopting SFAS 144.
      The Company performs an annual impairment test by performing a discounted cash flow analysis.

Use of Estimates
      The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Land, Buildings and Equipment and Field Equipment
      Land, buildings and equipment and field equipment are carried at cost. Depreciation and amortization are provided on a straight-line basis over their estimated useful lives. The estimated useful lives are: buildings — 40 years, equipment and field equipment — 3 to 15 years.

Accounts Receivable
      The Company has determined that an allowance for doubtful accounts was not necessary as all receivables were expected to be realized in full.

Inventories
      Inventories consist of crude oil in various stages of transit to the point of sale and are valued at the lower of cost (determined on an average cost basis) or market.

Foreign Currency Translations
      The accounts of MPAL, whose functional currency is the Australian dollar, are translated into U.S. dollars in accordance with SFAS No. 52. The translation adjustment is included as a component of stockholders’ equity and comprehensive income (loss), whereas gains or losses on foreign currency transactions are included in the determination of income. All assets and liabilities are translated at the rates in effect at the balance sheet dates. Revenues, expenses, gains and losses are translated using quarterly weighted average exchange rates during the period. At June 30, 2005 and 2004, the Australian dollar was equivalent to U.S.$.76 and $0.70, respectively. The annual average exchange rates used to translate MPAL’s operations in Australia for the fiscal years 2005, 2004 and 2003 were $.75, $.72 and $.59, respectively.

Accrued Liabilities
      At June 30, 2005 and 2004, balances in accrued liabilities which exceeded 5% of the total balance include $1,046,438 and $1,221,446 of employment benefits, respectively and $226,578 and $192,982 of payroll withholding taxes, respectively.

Accounting for Income Taxes
      The Company follows FASB Statement 109, the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance for deferred tax assets when it is more likely than not that such assets will not be recovered.

Financial Instruments
      The carrying value for cash and cash equivalents, accounts receivable, marketable securities and accounts payable approximates fair value based on anticipated cash flows and current market conditions.

Cash and Cash Equivalents
      The Company considers all highly liquid short term investments with maturities of three months or less at the date of acquisition to be cash equivalents. Cash and cash equivalents are carried at cost which approximates market value. The components of cash and cash equivalents are as follows:

	June 30,

	2005	2004

Cash	$309,283	$1,648,074
U.S. government obligations	—	398,852
Australian money market accounts and short-term commercial paper	21,424,092	18,359,694

	$21,733,375	$20,406,620

Marketable Securities
      At June 30, 2005 and 2004, Magellan had the following marketable securities which are expected to be held until maturity:

June 30, 2005	Par Value	Maturity Date	Amortized Cost	Fair Value

Short-term securities
U.S. government agency note	$300,000	Jul. 21, 2005	$295,437	$299,460
U.S. government agency note	575,000	Aug. 23, 2005	565,532	572,240
U.S. government agency note	210,000	Sep. 16, 2005	206,920	208,488
U.S. government agency note	100,000	Sep. 16, 2005	98,380	99,280
U.S. government agency note	200,000	Oct. 24, 2005	196,611	197,840
State of Connecticut bond	200,000	Nov. 15, 2005	200,585	199,852
Lewiston, Maine Pension bond	390,000	Dec. 15, 2005	390,000	392,336
U.S. government agency note	310,000	Jan. 10, 2006	302,863	304,141
U.S. government agency note	300,000	Feb. 24, 2006	291,980	292,950
U.S. government agency note	300,000	Mar. 28, 2006	300,000	298,500
U.S. government agency note	230,000	Apr. 28, 2006	223,035	223,008
U.S. government agency note	150,000	May 02, 2006	145,198	145,350

Total short-term	$3,265,000		$3,216,541	$3,233,445

June 30, 2004	Par Value	Maturity Date	Amortized Cost	Fair Value

Short-term securities
U.S. government agency note	$800,000	Jul. 7, 2004	$796,896	$799,840
U.S. government agency note	300,000	Aug. 24, 2004	298,785	299,430
U.S. government agency note	500,000	Sep. 15, 2004	497,813	498,600
U.S. government agency note	400,000	Oct. 7, 2004	398,104	398,360
State of Connecticut bond	200,000	Nov. 15, 2004	200,514	200,582
U.S. government agency note	100,000	Nov. 23, 2004	99,378	99,360
Lewiston, Maine Pension bond	290,000	Dec. 15, 2004	292,806	293,213

Total short-term	$2,590,000		$2,584,296	$2,589,385

Long-term securities
State of Connecticut bond	$200,000	Nov. 15, 2005	$202,138	$201,378
Lewiston, Maine Pension bond	390,000	Dec. 15, 2005	390,000	401,532

Total long-term	$590,000		$592,138	$602,910

Earnings per Share
      Earnings per common share are based upon the weighted average number of common and common equivalent shares outstanding during the period. The only reconciling item in the calculation of diluted EPS is the dilutive effect of stock options which were computed using the treasury stock method. In 2005, the Company did not have any stock options that were issued that had a strike price below the average stock price for the year. There were no other potentially dilutive items at June 30, 2005. At June 30, 2004, the Company had 595,000 stock options that were issued that had a strike price below the year end stock price and resulted in 37,594 incremental diluted shares. The exercise price of outstanding stock options exceeded the average market price of the common stock during 2003. The Company’s basic and diluted calculations of EPS are the same in 2005 and 2003 because the exercise of outstanding options of 30,000 and 921,000 options is not assumed in calculating diluted EPS, as the result would be anti-dilutive.

Stock Options
      The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No. 25) and related interpretations in accounting for its stock options. Under APB No. 25, because the exercise price of the Company’s stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. See Note 4 Capital and Stock Options for the pro forma impact of stock options on net income and earnings per share.
      For the purpose of pro forma disclosures required by SFAS 123, “Accounting for Stock Based Compensation,” as amended by SFAS 148 “Accounting for Stock-Based Compensation — Transition and Disclosure,” the estimated fair value of the stock options is expensed over the vesting period. See Note 4, Capital and Stock Options for the pro forma impact of stock options on net income and earnings per share.

Accumulated Other Comprehensive Loss
      Accumulated other comprehensive loss at June 30, 2005 and 2004 was as follows:

	2005	2004

Foreign currency translation adjustments	$(2,322,633)	$(4,491,377)

Sales Taxes
      Government sales taxes related to MPAL’s oil and gas production revenues are collected by MPAL and remitted to the Australian government. Such amounts are excluded from revenue and expenses.

Reclassifications
      Certain reclassifications of prior period data included in the accompanying consolidated financial statements have been made to conform with the current period presentation. Reclassifications associated with the 2004 consolidated statement of cash flows resulted in a decrease in net cash provided by operating activities and a corresponding decrease in net cash used in investing activities of $785,386 related to decreases in exploration and dry hole costs, accounts receivable, and accounts payable and accrued liabilities of $327,300, $96,277, and $361,809, respectively. Reclassifications associated with the 2003 consolidated statement of cash flows resulted in a decrease in net cash provided by operating activities and a corresponding decrease in net cash used in investing activities of $1,965,013 related to decreases in exploration and dry hole costs, accounts receivable, and accounts payable and accrued liabilities of $958,683, $(420,062) and $1,426,392, respectively.

2.	Oil and Gas Properties
      Magellan had the following amounts recorded in oil and gas properties at June 30, 2005 and 2004.

Location	2005	2004

Mereenie and Palm Valley (Australia)	$77,376,081	$66,945,763
Nockatunga (Australia)	2,487,986	2,258,338
Aldinga (Australia)	779,871	604,747
Kotaneelee (Canada)	108,777	148,765
Other	13,196	12,521

	$80,765,911	$69,970,134

Accumulated Depletion, Depreciation and Amortization

Location	2005	2004

Mereenie and Palm Valley (Australia)	$56,083,919	$45,644,688
Nockatunga (Australia)	464,523	218,594
Aldinga (Australia)	728,506	428,863
Kotaneelee (Canada)	53,492	30,059

	$57,330,440	$46,322,204

Depletion, Depreciation and Amortization
      During the years ended June 30, 2005, 2004 and 2003, the depletion rate by field was as follows:

	2005	2004	2003

Mereenie and Palm Valley (Australia)	25.6	20.9	17.6
Nockatunga (Australia)	12.1	9.5	—
Aldinga (Australia)	78.1	70.2	2.6
Kotaneelee (Canada)	8.3	25.0	25.0

Nockatunga Acquisition
      During July 2003, MPAL reached an agreement with Voyager Energy Limited for the purchase of its 40.936% working interest (38.703% net revenue interest) in its Nockatunga assets in southwest Queensland. The assets comprise several producing oil fields in PLs 33, 50 and 51 together with exploration acreage in ATP 267P at a purchase price of approximately $1.4 million.

Exploratory and Dry Hole Costs
      The 2005, 2004 and 2003 costs relate primarily to the geological and geophysical work and seismic acquisition on MPAL’s exploration permits. The costs (in thousands) for MPAL by location were as follows:

	2005	2004	2003

U.S./ Belize	$—	$—	$(38)
Australia/ New Zealand	4,157	3,225	2,958

Total	$4,157	$3,225	$2,920

      See Note 11 commitments for a summary of MPAL’s required and contingent commitments for exploration expenditures for the five year period beginning July 1, 2005.

3.	Asset Retirement Obligations
      Upon the adoption of SFAS 143 on July 1, 2002, the Company recorded a discounted liability (asset retirement obligation) of $3,794,000, increased oil and gas properties by $526,000 and recognized a one-time, cumulative effect after-tax charge of $738,000 (net of $316,000 deferred tax benefit and minority interest of $680,000) which has been reflected as a cumulative effect of accounting change.
      The adoption of SFAS 143 decreased net income before cumulative effect of accounting change by approximately $76,000 for the fiscal year ended June 30, 2003.
      A reconciliation of the Company’s asset retirement obligations for the years ended June 30, 2005 and 2004, is as follows:

	2005	2004

Balance at beginning of year	$4,852,000	$3,858,000
Liabilities incurred	85,000	489,000
Liabilities settled	—	—
Accretion expense	407,000	357,000
Revisions to estimate	(40,000)	—
Exchange effect	425,000	148,000

Balance at end of year	$5,729,000	$4,852,000

      During 2005, an $85,000 liability was incurred for two wells drilled in the Mereenie field. In addition, revised estimates were established for restoration costs for the Kotaneelee field in Canada. During fiscal year 2003, two wells were plugged and abandoned in the Mereenie field at a cost of approximately $86,000. The $27,000 difference between the amount of the asset retirement obligation of $59,000 and the abandonment costs of $86,000 is included in production costs.

4.	Capital and Stock Options
      Magellan’s certificate of incorporation provides that any matter to be voted upon must be approved not only by a majority of the shares voted, but also by a majority of the stockholders casting votes present in person or by proxy and entitled to vote thereon.
      On December 8, 2000, Magellan announced a stock repurchase plan to purchase up to one million shares of its common stock in the open market. Through June 30, 2003, Magellan had purchased 680,850 of its shares at a cost of approximately $686,000, all of which were cancelled. No shares have been repurchased during 2005 or 2004. During 2003, 180,000 shares were repurchased at a cost of $179,900.
      On July 10, 2003, a subsidiary of Origin Energy, Sagasco Amadeus Pty. Limited, agreed to exchange 1.2 million shares of MPAL for 1.3 million shares of the Company’s common stock. The exchange was completed on September 2, 2003. The fair value of the 1,300,000 shares on July 10, 2003 was $1,508,000, based on the closing price of the Company’s common stock on the Nasdaq Capital Market on that date.
      The Company’s Stock Option Plan provides for options to be granted at a price of not less than fair value on the date of grant and for a term of not greater than ten years. As of June 30, 2005, 795,000 options were available for future issuance under the plan.

      The following is a summary of option transactions for the three years ended June 30, 2005:

	Expiration	Number of
Options Outstanding	Dates	Shares	Exercise Prices($)

June 30, 2002		871,000	1.28-1.57
Granted	Jan. 2008	50,000.85

June 30, 2003		921,000	.85-1.57
Expired		(126,000)	1.57
Cancelled		(25,000)	.85
Exercised		(175,000)	.85-1.28

June 30, 2004		595,000	(1.28 weighted average price)
Granted	Jul. 2014	30,000	1.45
Expired		(595,000)	1.28

June 30, 2005		30,000	1.45

Summary of Options Outstanding at June 30, 2005

	Expiration			Exercise
	Dates	Total	Vested	Prices ($)

Granted 2004	Jul. 2014	30,000	10,000	1.45
      All of the options have been granted at the fair value at the date of grant. Upon exercise of options, the excess of the proceeds over the par value of the shares issued is credited to capital in excess of par value. No charges have been made against income in accounting for options during the three year period ended June 30, 2005. Vested options are exercisable during non black out periods.
      The pro forma information regarding net income and earnings per share as required by Statement 123, as amended, has been determined as if the Company had accounted for its stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model. The weighted average grant date fair value of the 30,000 options granted in 2005 was $29,700.
      Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The assumptions used in the 2003 valuation model were: risk free interest rate — 3.16%, expected life — 5 years, expected volatility — .439, expected dividend — 0. The assumptions used in the fiscal 2005 valuation model were: risk free interest rate — 4.95%, expected life — 10 years, expected volatility — .518, expected dividend — 0.
      The Company’s pro forma information follows:

		Earnings Per
		Share

	Net Income	Basic	Diluted

Net income as reported — June 30, 2003	$152,000	$.01	$.01
Stock option expense (determined under fair value method)	(22,000)	—	—

Pro forma net income — June 30, 2003	$130,000	$.01	$.01

Net income as reported — June 30, 2004	$350,000	$.01	$.01
Stock option expense (determined under fair value method)	—	—	—

Pro forma net income — June 30, 2004	$350,000	$.01	$.01

Net income as reported — June 30, 2005	$87,000	$—	$—
Stock option expense (determined under fair value method)	(18,000)	—	—

Pro forma net income — June 30, 2005	$69,000	$—	—

5.	Income Taxes
      Components of income before income taxes, minority interests and cumulative effect of accounting change by geographic area (in thousands) are as follows:

	Years Ended June 30,

	2005	2004	2003

United States	$(1,004)	$(548)	$(329)
Foreign	2,118	666	1,678

Total	$1,114	$118	$1,349

      Reconciliation of the provision for income taxes (in thousands) computed at the Australian statutory rate to the reported provision for income taxes is as follows:

	Years Ended June 30,

	2005	2004	2003

Tax provision computed at statutory rate (30%)	$(334)	$(35)	$(405)
Magellan’s parent company (income) losses	(301)	165	(98)
Non-taxable revenue from Australian government sources	301	267	194
MPAL non-deductible foreign losses (New Zealand)	(513)	(337)	(197)
MPAL write off of foreign advances (New Zealand)	1,000	—	—
Reversal of prior year reserve on MPAL Deferred Tax Assets(a)	—	1,266	1,399
Magellan income tax provision(b)	(71)	(492)	(130)
Other	—	(56)	11

Consolidated income tax (provision) benefit	$82	$778	$774

Current income tax provision	$(1,375)	$(667)	$(130)
Deferred income tax benefit	1,457	1,445	904

Consolidated income tax (provision) benefit	$82	$778	$774

Effective tax rate	7%	—	(57)%

(a)	Tax benefits relate primarily to additional tax benefits taken in connection with financing prior year exploration activities in Australia. These benefits were reserved in prior years and as a result of the benefits becoming recoverable during the current year, such reserves were reversed.

(b)	Magellan’s income tax provisions represent the 25% Canadian withholding tax on its Kotaneelee gas field carried interest net proceeds.
      Significant components of the Company’s deferred tax assets and liabilities were as follows:

	June 30,	June 30,
	2005	2004

Deferred tax liabilities
Acquisition and development costs	$(981,000)	$(2,068,000)
Deferred tax assets
Asset retirement obligations	1,996,000	1,665,000
Net operating losses	2,749,000	2,633,000
Foreign tax credits	223,000	223,000
Interest	214,000	214,000

Total deferred tax assets	5,182,000	4,735,000
Valuation allowance	(3,186,000)	(3,070,000)

Net deferred tax (liabilities)/asset	$1,015,000	$(403,000)

Australia
      The net deferred tax asset (liability) at June 30, 2005 and 2004, respectively, consist of deferred tax liabilities of $981,000 and $2,068,000, primarily relating to the deduction of acquisition and development costs which are capitalized for financial statement purposes, offset by deferred tax assets of $1,996,000 and $1,665,000, primarily relating to asset retirement obligations which will result in tax deductions when paid.

United States
      At June 30, 2005, the Company had approximately $12,250,000 and $2,237,000 of net operating loss carry forwards for federal and state income tax purposes, respectively, which are scheduled to expire periodically between the years 2007 and 2025. Of this amount, Magellan has federal loss carry forwards that expire as follows: $265,000 in 2007, $2,055,000 in 2008, $408,000 in 2020, $52,000 in 2021, $110,000 in 2023, and $254,000 in 2025. MPAL’s U.S. subsidiary has federal loss carry forwards that expire as follows: $2,392,000 in 2006, $1,669,000 in 2010, $1,764,000 in 2011, $2,855,000 in 2012, $229,000 in 2013, and $197,000 between 2019 and 2025. Magellan also has approximately $223,000 of foreign tax credit carryovers, which are scheduled to expire by the year 2006. Magellan’s state loss carry forwards expire periodically between the years 2006 and 2024. For financial reporting purposes, a valuation allowance has been recognized to offset the deferred tax assets related to those carry forwards and other deductible temporary differences.

6.	Related Party and Other Transactions
      G&O’D INC, a firm that provided accounting and administrative services, office facilities and support staff to Magellan, was paid $65,700, $24,723, and $20,830 in fees for fiscal years 2005, 2004 and 2003 respectively. In addition, Magellan purchased $12,000 of office equipment from G&O’D INC. during 2005. James R. Joyce, the former President and Chief Financial Officer of Magellan, is the owner of G&O’D INC. Mr. Joyce retired from his position effective June 30, 2004. Mr. Timothy L. Largay, a director of the Company is a member of the law firm of Murtha Cullina LLP, which firm was paid fees of $144,596, $120,563, and $69,459 for fiscal years 2005, 2004 and 2003, respectively.

7.	Leases
      At June 30, 2005, future minimum rental payments applicable to Magellan’s and MPAL’s non-cancelable operating (office) lease were $183,000, $191,000, $197,000, $181,000 and $0 for the years 2006, 2007, 2008, 2009 and 2010, respectively.
      Operating lease rental expenses for each of the years ended June 30, 2005, 2004 and 2003 were $214,661, $311,497 and $239,026 respectively.

8.	Pension Plan
      Prior to August 31, 2004, MPAL maintained a defined benefit pension plan and contributed to the plan at rates which (based on actuarial determination) were sufficient to meet the cost of employees’ retirement benefits. No employee contributions were required. On August 31, 2004, the MPAL Board formally terminated the Plan. The termination was effective as of June 30, 2004 and a settlement and curtailment loss of $1,237,425 was recognized for the year ended June 30, 2004. Therefore, there were no pension costs during fiscal 2005.

      The following table sets forth the actuarial present value of benefit obligations and funded status for the MPAL pension plan for at June 30, 2005 and 2004:

	2005	2004

Change in Benefit Obligation
Benefit obligation at beginning of year	$2,145,394	$1,980,930
Service cost	—	148,075
Interest cost	—	94,212
Actuarial gains and losses	—	(46,378)
Benefits paid	(2,145,394)	(447,277)
Settlement and curtailment	—	414,694
Expenses paid	—	(71,763)
Foreign currency effect	—	72,901

Benefit obligation at end of year	$—	$2,145,394

Change in Plan Assets
Fair value of plan assets at beginning of year	1,858,681	$1,911,692
Actual return on plan assets	286,713	226,341
Contributions by employer	—	164,368
Benefits paid	(2,145,394)	(447,277)
Foreign currency effect	—	75,320
Other (expenses)	—	(71,763)

Fair value of plan assets at end of year	$—	$1,858,681

Reconciliation of Funded Status
Funded Status	—	$(286,713)
Unamortized transition asset	—	—
Unamortized loss	—	—

(Accrued) Prepaid benefit costs	$—	$(286,713)

      The net pension expense for the MPAL pension plan for 2004 and 2003 was as follows:

	2004	2003

Settlement and curtailment	$1,237,425	$—
Service cost	148,075	144,216
Interest cost	94,212	96,803
Expected return on plan assets	(94,104)	(97,205)
Net amortization and deferred items	26,835	15,299

Net pension cost	$1,412,443	$159,113

Plan contributions by MPAL	$228,958	$156,247

      Significant assumptions used in determining pension cost and the related obligations were as follows:

	2004	2003

Assumed discount rate	5.0%	5.5%
Rate of increase in future compensation levels	3.5%	3.5%
Expected long term rate of return on plan assets	5.0%	5.0%
Australian exchange rate	$0.70	$.67

      At June 30, 2004, Plan assets were held 98% in equity mutual funds and 2% in cash. As a result of the Plan’s termination, the Plan’s assets were distributed during 2005 with no additional pension plan expenditures required.

9.	Segment Information
      The Company has two reportable segments, Magellan and its majority owned subsidiary, MPAL. Although each company is in the same business, MPAL is also a publicly held company with its shares traded on the Australian Stock Exchange. MPAL issues separate audited consolidated financial statements and operates independently of Magellan.
      Segment information (in thousands) for the Company’s two operating segments is as follows:

	Years Ended June 30,

	2005	2004	2003

Revenues:
Magellan	1,256	$2,469	$1,228
MPAL	21,590	17,866	14,194
Elimination of intersegment dividend	(975)	(911)	(686)

Total consolidated revenues	$21,871	$19,424	$14,736

Interest income:
Magellan	$89	$160	$85
MPAL	1,053	939	775

Total consolidated	$1,142	$1,099	$860

Net income (loss) before cumulative effect of accounting change:
Magellan	$(101)	$969	$229
Equity in earnings of MPAL, net of related costs(1)	1,163	292	1,347
Elimination of intersegment dividend	(975)	(911)	(686)

Consolidated net income before cumulative effect of accounting change:	$87	$350	$890

Net income:
Magellan	$(101)	$969	$229
Equity in earnings of MPAL, net of related costs(1)	1,163	292	609
Elimination of intersegment dividend	(975)	(911)	(686)

Consolidated net income	$87	$350	$152

Assets:
Magellan	$25,523	$25,339
MPAL	50,659	47,884
Equity elimination	(19,758)	(20,329)

Total consolidated assets	$56,424	$52,894

Other significant items:
Depletion, depreciation and amortization:
Magellan	$27	$30	$—
MPAL	6,967	6,312	3,719

Total consolidated	$6,994	$6,342	$3,719

	Years Ended June 30,

	2005	2004	2003

Exploratory and dry hole costs:
Magellan	$—	$—	$—
MPAL	4,157	3,225	2,920

Total consolidated	$4,157	$3,225	$2,920

Income tax expense (benefit):
Magellan	$71	$492	$130
MPAL	(153)	(1,270)	(904)

Total consolidated	$(82)	$(778)	$(774)

(1)	Equity in earnings of MPAL for 2005 and 2004 of $1,363,000 and $670,000, respectively is reported net of $195,000 and $378,000 for 2005 and 2004, respectively of oil and gas property depletion related to Magellan book value of oil and gas property and resulting from its step acquisition reporting of Magellan’s investment in MPAL.

10.	Geographic Information
      As of each of the stated dates, the Company’s revenue, operating income, net income or loss and identifiable assets (in thousands) were geographically attributable as follows:

	Years Ended June 30,

	2005	2004	2003

Revenue:
Australia	$21,590	$17,866	$14,194
United States	—	—	—
Canada	281	1,558	542

	$21,871	$19,424	$14,736

Operating income (loss):
Australia	$2,912	$(103)	$1,732
New Zealand	(1,441)	(909)	(628)
United States-Canada	258	1,525	569

	1,729	513	1,673
Corporate overhead and interest, net of other income (expense)	(615)	(395)	(324)

Consolidated operating income before income taxes, minority interests and cumulative effect of accounting change	$1,114	$118	$1,349

Net income (loss):
Australia	$1,831	$718	$835
New Zealand	(668)	(425)	(246)
United States	(1,076)	57	(437)

	$87	$350	$152

	Years Ended June 30,

	2005	2004	2003

Identifiable assets:
Australia	$52,264	$48,652
Corporate assets	4,160	4,242

	$56,424	$52,894

      Substantially all of MPAL’s gas sales were to the Power and Water Corporation (PAWC) of the Northern Territory of Australia (NTA). All of MPAL’s crude oil production was sold to the Mobil Port Stanvac Refinery near Adelaide during the three years ended June 30, 2005.

11.	Commitments
      The Company does not use off-balance sheet arrangements such as securitization of receivables with any unconsolidated entities or other parties. The Company does not engage in trading or risk management activities and does not have material transactions involving related parties. The Company has firm commitments from purchase obligations of $3,380,000. See Part II Contractual Obligations.

Gas Supply Contracts
      In 1983, the Palm Valley Producers (MPAL and Santos) commenced the sale of gas to Alice Springs under a 1981 agreement. In 1985, the Palm Valley Producers and Mereenie Producers signed agreements for the sale of gas to PAWC for use in PAWC’s Darwin generating station and at a number of other generating stations in the Northern Territory. The gas is being delivered via the 922-mile Amadeus Basin to Darwin gas pipeline which was built by an Australian consortium. Since 1985, there have been several additional contracts for the sale of Mereenie gas. The Palm Valley Darwin contract expires in the year 2012 and Mereenie contracts expire in the year 2009. Under the 1985 contracts, there is a difference in price between Palm Valley gas and most of the Mereenie gas for the first 20 years of the 25 year contracts which takes into account the additional cost to the pipeline consortium to build a spur line to the Mereenie field and increase the size of the pipeline from Palm Valley to Mataranka. The price of gas under the Palm Valley and Mereenie gas contracts is adjusted quarterly to reflect changes in the Australian Consumer Price Index.
      The Palm Valley Producers are actively pursuing gas sales contracts for the remaining uncontracted reserves at both the Mereenie and Palm Valley gas fields in the Amadeus Basin. Gas production from both fields is fully contracted through to 2009 and 2012, respectively. While opportunities exist to contract additional gas sales in the Northern Territory market after these dates, there is strong competition within the market and there are no assurances that the Palm Valley Producers will be able to contract for the sale of the remaining uncontracted reserves.
      At June 30, 2005, MPAL’s commitment to supply gas under the above agreements was as follows:

Period	Bcf

Less than one year	6.21
Between 1-5 years	23.06
Greater than 5 years	.80

Total	30.07

      Magellan owns a 2.67% carried interest in the Kotaneelee gas field in the Yukon Territory which has been in production since February 1991 with two producing wells. For financial statement purposes in fiscal 1987 and 1988, Magellan wrote down its costs relating to the Kotaneelee field to a nominal value because of the uncertainty as to the date when sales of Kotaneelee gas might begin and the immateriality of the carrying value of the investment.

      During September 2003, the litigants in the Kotaneelee litigation entered into a settlement agreement. In October 2003 the Company received approximately $851,000, after Canadian withholding taxes and reimbursement of certain past legal costs. The plaintiffs terminated all litigation against the defendants related to the field, including the claim that the defendants failed to fully develop the field. Since each party agreed to bear its own legal costs, there were no taxable costs assessed against any of the parties.
      The components of the settlement payment, which was recorded in September 2003 are as follows:

Gas sales	$1,135,000
Interest income	102,000
Canadian withholding taxes and legal expenses	(386,000)

Total	$851,000

      The Kotaneelee settlement agreement provides that the carried interest partners will share in the abandonment of the Kotaneelee field wells and facilities.

12.	Selected Quarterly Financial Data (Unaudited)
      The following is a summary (in thousands, except for per share amounts) of the quarterly results of operations for the years ended June 30, 2005 and 2004:

	Qtr 1	Qtr 2	Qtr 3	Qtr 4

2005
Total revenues	$4,577	$5,454	$5,996	$5,844
Costs and expenses	(5,137)	(5,500)	(5,599)	(5,662)
Interest income	356	377	104	305
Income tax (provision) benefit(a)	(5)	(153)	(102)	342
Minority interests	(86)	(254)	(294)	(476)

Net income (loss)	(295)	(76)	105	353

Per share (basic & diluted)	(.01)	—	—	.01

Average number of shares outstanding	25,783	25,783	25,783	25,783

2004
Total revenues	$5,397	$4,598	$4,839	$4,590
Costs and expenses	(3,900)	(5,634)	(4,599)	(6,273)
Interest income	335	243	271	251
Income tax (provision) benefit(b)	(411)	61	(115)	1,243
Minority interests	(354)	226	(254)	(164)

Net income (loss)	1,067	(506)	142	(353)

Per share (basic & diluted)	.04	(.02)	.01	(.01)
Average number of shares outstanding	25,092	25,727	25,894	25,820

(a)	During the fourth quarter of 2005, MPAL’s financing subsidiary determined that its loans to the New Zealand subsidiary were no longer collectible and this resulted in a permanent benefit in Australia of $1,000. This amount was offset by tax benefits from New Zealand losses that are not deductible in Australia of $513.

(b)	During the fourth quarter of 2004, MPAL determined that prior deferred tax benefits that had been reserved of $1,266 were recoverable, resulting in lower income tax expense for the fourth quarter of 2004.

13.	Supplementary Oil and Gas Disclosure (Unaudited)
      The consolidated data presented herein include estimates which should not be construed as being exact and verifiable quantities. The reserves may or may not be recovered, and if recovered, the cash flows therefrom, and the costs related thereto, could be more or less than the amounts used in estimating future net cash flows. Moreover, estimates of proved reserves may increase or decrease as a result of future operations and economic conditions, and any production from these properties may commence earlier or later than anticipated.

Estimated Net Quantities of Proved and Proved Developed Oil and Gas Reserves:

			Oil
	Natural Gas (Bcf)		(1,000 Bbls)

Proved Reserves:	Australia*	Canada	Australia

June 30, 2002	40.780	.534	520
Extensions and discoveries	—	—	35
Revision of previous estimates	2.497	—	125
Production	(5.893)	(.107)	(126)

June 30, 2003	37.384	.427	554

Extensions and discoveries	—	—	—
Revision of previous estimates	(.631)	(.180)	(110)
Purchase of reserves	—	—	322
Production	(5.728)	(.077)	(150)

June 30, 2004	31.025	.170	616

Extensions and discoveries	—	.012	—
Revision of previous estimates	(.024)	—	22
Purchase of reserves	—	—	—
Production	(5.717)	(.061)	(151)

June 30, 2005	25.284	.121	487

Proved Developed Reserves:
June 30, 2002	29.102	.534	520

June 30, 2003	28.855	.427	554

June 30, 2004	22.346	.170	616

June 30, 2005	25.284	.121	487

*	The amount of proved reserves applicable to the Palm Valley and Mereenie fields only reflects the amount of gas committed to specific contracts and are net of royalties. Approximately 44.9% of reserves are attributable to minority interests at June 30, 2005 (44.9% for 2004 and 47.6% for 2003).

Costs of Oil and Gas Activities (In thousands):

	Australia/New Zealand

	Exploration	Development	Acquisition
Fiscal Year	Costs	Costs	Costs

2005	$4,028	$9,292	$—
2004	3,741	3,926	2,086
2003	4,484	2,753	3

Capitalized Costs Subject to Depletion, Depreciation and Amortization (DD&A) (In thousands):

	June 30,

Australia/New Zealand	2005	2004

Costs subject to DD&A	$80,766	$69,970
Costs not subject to DD&A	—	—
Less accumulated DD&A	(57,330)	(46,322)

Net capitalized costs	$23,436	$23,648

Discounted Future Net Cash Flows:
      The following is the standardized measure of discounted (at 10%) future net cash flows (in thousands) relating to proved oil and gas reserves during the three years ended June 30, 2005. At June 30, 2005, approximately 44.9% (44.9% for 2004 and 47.6.% for 2003) of the reserves and the respective discounted future net cash flows are attributable to minority interests.

	Australia

	2005	2004	2003

Future cash inflows	$81,688	$82,449	$78,192
Future production costs	(18,443)	(19,361)	(20,844)
Future development costs	(13,434)	(16,599)	(15,681)
Future income tax expense	(10,342)	(9,369)	(5,292)

Future net cash flows	39,469	37,120	36,375
10% annual discount for estimating timing of cash flows	(8,157)	(7,639)	(10,675)

Standardized measures of discounted future net cash flows	$31,312	$29,481	$25,700

	Canada

	2005	2004	2003

Future cash inflows	$606	$754	$1,460
Future production costs	(60)	(125)	(213)
Future development costs	—	—	—
Future income tax expense	(136)	(157)	(312)

Future net cash flows	410	472	935
10% annual discount for estimating timing of cash flows	(89)	(72)	(149)

Standardized measures of discounted future net cash flows	$321	$400	$786

	Total

	2005	2004	2003

Future cash inflows	$82,294	$83,203	$79,652
Future production costs	(18,503)	(19,486)	(21,057)
Future development costs	(13,434)	(16,599)	(15,681)
Future income tax expense	(10,478)	(9,526)	(5,604)

Future net cash flows	39,879	37,592	37,310
10% annual discount for estimating timing of cash flows	(8,246)	(7,711)	(10,824)

Standardized measures of discounted future net cash flows	$31,633	$29,881	$26,486

      The following are the principal sources of changes in the above standardized measure of discounted future net cash flows (in thousands):

	2005	2004	2003

Net change in prices and production costs	$5,567	$7,597	$(5,020)
Extensions and discoveries	—	—	360
Revision of previous quantity estimates	281	981	1,059
Changes in estimated future development costs	443	(2,156)	(4,587)
Sales and transfers of oil and gas produced	(13,725)	(10,314)	(8,070)
Previously estimated development cost incurred during the period	3,827	3,110	3,110
Accretion of discount	2,337	2,344	2,992
Acquisitions	—	3,213	—
Net change in income taxes	410	(2,345)	6,100
Net change in exchange rate	2,612	965	4,231

	$1,752	$3,395	$175

Additional Information Regarding Discounted Future Net Cash Flows:

Australia

Reserves — Natural Gas
      Future net cash flows from net proved gas reserves in Australia were based on MPAL’s share of reserves in the Palm Valley and Mereenie fields which has been limited to the quantities of gas committed to specific contracts and the ability of the fields to deliver the gas in the contract years. Gas prices are computed on the prices set forth in the respective gas sales contracts at June 30, 2005.

Reserves and Costs — Oil
      At June 30, 2005, future net cash flows from the net proved oil reserves in Australia were calculated by the Company. Estimated future production and development costs were based on current costs and rates for each of the three years ended at June 30, 2005. All of the crude oil reserves are developed reserves. Undeveloped proved reserves have not been estimated since there are only tentative plans to drill additional wells.

Income Taxes
      Future Australian income tax expense applicable to the future net cash flows has been reduced by the tax effect of approximately A.$23,203,000, and A.$22,005,000 and A.$25,658,000 in unrecouped capital expenditures at June 30, 2005, 2004 and 2003, respectively. The tax rate in computing Australian future income tax expense was 30%.

Canada

Reserves and Costs
      Future net cash flows from net proved gas reserves in Canada were based on the Company’s share of reserves in the Kotaneelee gas field which was prepared by independent petroleum consultants, Paddock Lindstrom & Associates Ltd., Calgary, Canada. The estimates were based on the selling price of gas Can.$6.14 at June 30, 2005 (Can.$5.90 — 2004) and estimated future production and development costs at June 30, 2005.

Results of Operations
      The following are the Company’s results of operations (in thousands) for the oil and gas producing activities during the three years ended June 30, 2005:

	Americas			Australia/New Zealand

	2005	2004	2003	2005		2004		2003

Revenues:
Oil sales	$—	$—	$—		$7,574		$4,923		$3,329
Gas sales	282	1,557	535		12,196		11,312		9,647
Other production income	—	—	—		1,819		1,632		1,214

Total revenues	282	1,557	535		21,589		17,867		14,190

Costs:
Production costs	—	—	—		6,144		5,416		4,424
Depletion, exploratory and dry hole costs	23	30	(38)		10,727		9,009		6,620

Total costs	23	30	(38)		16,871		14,425		11,044

Income before taxes and minority interest	259	1,527	573		4,718		3,442		3,146
Income tax provision*	(65)	(382)	(134)		(1,415)		(1,027)		(944)

Income before minority interests	194	1,145	439		3,303		2,415		2,202
Minority interests**	—	—	(18)		(1,737)		(1,085)		(1,047)

Net income from operations	$194	$1,145	$421		$1,566		$1,330		$1,155

Depletion per unit of production	$—	$—	$—	A.$	7.40	A.$	7.25	A.$	5.27

*	Income tax provision used for Australia is based on a rate of 30%. Americas 25% is due to a 25% Canadian withholding tax on Kotaneelee gas sales.

**	Minority interests 44.90% in 2005, 44.9% in 2004 and 47.6% in 2003.

APPENDIX A — DEFINITION OF TERMS APPLICABLE TO THE EXCHANGE OFFER
      The following defined terms are used in this prospectus/proxy statement to describe the terms and conditions of the Exchange Offer and as taken from the Magellan Bidder’s Statement and Supplementary Bidder’s Statement to be used in making the Exchange Offer in Australia and other countries.

A$	Australian Dollars.

AASB	Australian Accounting Standards Board.

Acceptance Form	The acceptance form for the Exchange Offer accompanying the Bidder’s Statement or the prospectus/proxy statement.

Additional Cash Consideration	The additional cash consideration of Aus.$0.10 per share described in Magellan’s Supplementary Bidder’s Statement.

Announcement Date	The date on which the Exchange Offer was announced to ASX, namely October 18, 2005.

ASIC	Australian Securities and Investments Commission.

Associate	Has the same meaning given to that term in section 9 of the Corporations Act.

ASTC	ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532).

ASTC Settlement Rules	The operating rules of the settlement facility provided by ASTC.

ASX	Australian Stock Exchange Limited (ABN 98 008 624 691).

ASX Market Rules	The market rules of ASX (being part of the operating rules of ASX).

Australian Offer Documents	Magellan’s Bidder’s Statement and Supplementary Bidder’s Statement including the Exchange Offer.

Benchmark Offer Consideration	The approximate VWAP of Magellan Shares in the period from the Announcement Date to November 28, 2005, the last trading day prior to the lodgement of Magellan’s Bidder’s Statement.

Bidder’s Statement	Magellan’s bidder’s statement in respect of the Exchange Offer pursuant to Part 6.5 of the Corporations Act and in compliance with Sections 636 and 637 of the Corporations Act.

Board	The Board of Directors of Magellan.

Business Day	Monday to Friday inclusive, except New Year’s Day, Good Friday, Easter Monday, Christmas Day, Boxing Day and any other day that ASX declares is not a business day.

CDN	CHESS Depositary Nominees Pty Ltd (ACN 071 346 506)

CGT	Capital gains tax.

CHESS	The Clearing House Electronic Subregister System which provides for the electronic transfer, settlement and registration of securities in Australia.

CHESS Holding	A holding of MPAL Shares on the CHESS subregister of MPAL.

Condition	A condition of the Offer being a condition set out in Clause 7.1 of Appendix A of the Bidder’s Statement.

Controlled Entity	Has the meaning given to that word in the Corporations Act.

Controlling Participant	Has the meaning given in the ASTC Settlement Rules.

Corporations Act	The Corporations Act 2001 (Cth)(Australia).

Director	A director of Magellan.

EBIT	Earnings before interest and tax.

EBITDA	Earnings before interest, tax, depreciation and amortisation.

Encumbrance	An interest or power:

(a) reserved in or over an interest in any asset including, without limitation, any retention of title; or

(b) created or otherwise arising in or over any interest in any asset under a bill of sale, mortgage, charge, lien, pledge, trust or power,

by way of security for the payment of a debt, any other monetary obligation or the performance of any other obligation and includes, without limitation, any agreement to grant or create any of the above.

Foreign Law	A law of any jurisdiction other than an Australian jurisdiction.

Foreign Shareholder	Any MPAL Shareholder whose address shown in the MPAL Register is a place outside Australia and its external territories, New Zealand, or the United States.

Governmental Agency	Any government, semi-government, administrative, fiscal, judicial or regulatory body, department, commission, authority, tribunal, agency or entity.

GST	Goods and services tax.

Holder Identification Number	The number used to identify an MPAL Shareholder on the CHESS Subregister of MPAL.

Insolvency Event	In relation to a body corporate:

(a) an order is made or an application is made for the winding up of that body corporate and that order or application is not withdrawn or set aside within 10 Business Days;

(b) a liquidator or provisional liquidator of that body corporate is made or appointed or 9 an application is made for the appointment of a liquidator or provisional liquidator and that application is not withdrawn or set aside within 10 Business Days;

(c) an effective resolution is passed for the winding up of that body corporate or a meeting is convened for the purpose of considering any such resolution;

(d) that body corporate is placed under any formal or informal kind of insolvency administration or a meeting is convened for the purpose of considering the appointment of an insolvency administrator;

(e) a receiver, manager, receiver and manager or controller of the main undertaking, property or material assets of that body corporate is appointed or any step is taken for the appointment of such a receiver, manager, receiver and manager or controller or execution or distress or any other process is levied or attempted or imposed against any of the main undertaking, property or material assets of that body corporate;

(f) that body corporate stops payment or ceases to carry on the whole or any material part of its business or threatens to do so;

(g) an order for payment is made or judgement is entered or signed against that body corporate in an amount of not less than A$100,000 and is not satisfied, stayed or set aside within 5 Business Days;

(h) that body corporate becomes insolvent or unable to pay its debts;

(i) a compromise, composition or arrangement is proposed with or becomes effective in relation to the creditors or any class of creditors of that body corporate or that body corporate proposes a reorganisation, moratorium or other administrative procedure involving its creditors or any class of its creditors; or

(j) any action is commenced to strike that body corporate’s name off any register of companies.

Listing Rules	The listing rules of the ASX.

Magellan	Magellan Petroleum Corporation (ARBN 117 452 454).

Magellan By-Laws	The Restated By-Laws of Magellan as of 22 July 2004.

Magellan Restated Certificate of Incorporation	The Magellan Restated Certificate of Incorporation (as amended) of Magellan as amended on 12 February 1988 and 22 December 2000.

Magellan CDI	A Magellan CHESS Depository Interest.

Magellan CDI Holder	A holder of a Magellan CDI.

Magellan Share	A share of common stock in the capital of Magellan.

Magellan Shareholder	A registered holder of a Magellan Share.

MPAL	Magellan Petroleum Australia Limited (ABN 62 009 728 581).

MPAL Constitution	The Constitution of MPAL.

MPAL Group	MPAL and its Controlled Entities.

MPAL Register	The register of MPAL Shareholders.

MPAL Shareholder	A registered holder of MPAL Shares.

MPAL Share	An ordinary share in the capital of MPAL.

NASDAQ	NASDAQ Capital Market.

Offer	The off market conditional takeover bid for all of the issued MPAL Shares made by Magellan comprising:

(a) the offer to acquire MPAL Shares set out in Appendix A made under the Bidder’s Statement; and

(b) the offer to acquire MPAL Shares held by MPAL Shareholders with a registered address on the MPAL Register on the Offer Date in the US to be undertaken under the US Offer Document.

Offer Consideration	Consideration of Magellan Share and cash offered by Magellan for MPAL Shares, as described Magellan’s Supplementary Bidder’s Statement.

Offer Date	The date of the Exchange Offer being December 16, 2005.

Offer Period	The period for which the Offer remains open as set out in Section 2 of Appendix A to Magellan’s Bidder’s Statement, namely until March 9, 2006.

Registrar	ASX Perpetual Registrars Limited (ABN 54 083 214 537).

Relevant Interest	Has the same meaning given to that term in sections 608 and 609 of the Corporations Act.

Revised Offer	The revised share and cash consideration described in Magellan’s Supplementary Bidder’s Statement.

Rights	All accretions, rights or benefits of whatever kind attaching to or arising from MPAL Shares directly or indirectly after the date of this Bidder’s Statement, including, without limitation, all dividends, distributions, and all rights to receive dividends, distributions or to receive or subscribe for Securities, stock shares, notes, bonds, options or other securities, declared, paid or issued by MPAL or any of its controlled entities.

SEC	The U.S. Securities and Exchange Commission.

Security	Has the meaning as given in Section 92 of the Corporations Act.

Trading Day	Has the meaning given in the ASX Listing Rules.

US	United States of America.

US$	U.S. dollar.

US Offer Documents	The joint prospectus/proxy statement contained within Magellan’s registration statement and Form S-4 (File No. 333-129329) and all appendices and exhibits.

Voting Power	Has the same meaning given to that term in section 610 of the Corporations Act.

VWAP	Volume weighted average price.

APPENDIX B
BARON
January 23, 2006
The Board of Directors
Magellan Petroleum Corporation
10 Columbus Boulevard
Hartford, CT 06106
Gentlemen:
      We understand that Magellan Petroleum Corporation, a Delaware corporation, (“MPC”) is proposing to acquire all of the outstanding ordinary shares of Magellan Petroleum Australia Limited, an Australian corporation, (“MPAL”) not currently owned by MPC (the “Minority Shares”) pursuant to the terms and conditions of a proposed exchange offer (the “Exchange Offer”). Under the terms of the Exchange Offer, MPC is offering to exchange 0.75 shares of MPC common stock and A. $0.10 in cash (the “Consideration”) for each outstanding Minority Share. You have requested our opinion as to the fairness, from a financial point of view, to MPC and its stockholders, of the proposed Consideration to be paid by MPC pursuant to the Exchange Offer. This letter will confirm our oral opinion rendered to the board on January 18, 2006.
      In arriving at the opinion set forth below, we have, among other things:

(1) reviewed the draft Exchange Offer;

(2) reviewed publicly available information relating to both MPC and MPAL, including MPC’s Annual Reports on Form 10-K for the four fiscal years ended June 30, 2005, and MPAL’s Annual Reports to Shareholders for the four fiscal years ended June 30, 2005;

(3) reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of MPC and MPAL, furnished to us by the management of MPC;

(4) discussed with management of MPC the historical and current operations, financial condition and future prospects for MPC and MPAL and reviewed certain internal financial information, business plans and forecasts prepared by their respective managements;

(5) reviewed certain information with regard to the estimates of oil and gas reserves in the Mereenie, Palm Valley, Nockatunga, Aldinga and Kotaneelee fields.

(6) reviewed the historical prices and trading volumes of the common stock of both MPC and MPAL;

(7) reviewed certain financial and market data for both MPC and MPAL and compared such information with similar information for certain publicly-traded companies which we deemed comparable;

(8) reviewed the financial terms of certain mergers and acquisitions of businesses which we deemed comparable;

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(9) reviewed certain financial statements combining MPC and MPAL on a pro forma basis; and

(10) performed such other analyses and investigations and considered such other factors as we deemed appropriate.
      In preparing our opinion, we have relied on the accuracy and completeness of all information supplied or otherwise made available to us by MPC and MPAL, and we have not assumed any responsibility to independently verify such information. With respect to the financial forecasts examined by us, we have assumed that they were reasonably prepared and reflect the best currently available estimates and good faith judgments of the management of MPC and MPAL as to their future performance and we have not assumed any responsibility to independently verify such information. We have also relied upon assurances of the management of MPC that they are unaware of any facts that would make the information or financial forecasts provided to us incomplete or misleading.
      We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of MPC or MPAL nor have we been furnished with any such evaluations or appraisals. We have also assumed with your consent that any material liabilities (contingent or otherwise, known or unknown) of MPC and MPAL are as set forth in their consolidated financial statements or the forecasted financial information referred to above.
      We have assumed that the Exchange Offer will, subject to the satisfaction or waiver of all conditions thereto, be consummated in a timely manner and in accordance with its terms without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material adverse effect on MPC.
      Our opinion is based on economic, monetary and market conditions existing on the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.
      TM Capital Corp. and Baron Partners Limited are currently acting as financial advisors to the Company in connection with the Exchange Offer. For these services, our firms are receiving monthly advisory fees and will receive an additional fee in connection with the consummation of the Exchange Offer.
      On the basis of, and subject to the foregoing, we are of the opinion that the Consideration to be paid for the Minority Shares pursuant to the Exchange Offer is fair to MPC and its stockholders from a financial point of view.

Very truly yours,

TM Capital Corp.

/s/ W. Gregory Robertson

By:	W. Gregory Robertson

President

Baron Partners Limited

/s/ Paul Young

By:	Paul Young

Executive Director

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